PE
12-31-01

PRIME GROUP
REALTY TRUST

LETTER FROM THE ACTING CHAIRMAN

Dear Fellow Shareholders,

The past year was both challenging and eventful for our Company. We entered the year with the expectation of consummating transactions which would provide cash sufficient to meet our capital obligations, including the continued funding of our Dearborn Center development. However, as the year progressed, the inability to complete significant asset sales or other strategic transactions necessitated a decision by our Board to suspend our fourth quarter 2001 common dividend and subsequently our first quarter 2002 common and preferred dividends. In addition, our Chairman, Michael W. Reschke, and our Chief Executive Officer, Richard S. Curto, recently resigned, and I have taken on the role of Acting Chairman of the Board.

I can only assure you of one thing. We intend to use our best efforts to remedy our current liquidity issue, and concentrate on the prudent management of our Company and the leasing and operating fundamentals of our properties.

We are currently in discussions concerning the resolution of the Security Capital Preferred Growth obligation as well as the potential sale of non-core assets in our portfolio. These transactions, if successfully completed, will enable us to resolve the ten-day put Security Capital has with respect to our $40.0 million Series A Preferred Shares, if necessary, as well as provide sufficient liquidity to the Company. We also recently reduced the size of our workforce by 13 percent, principally management and support staff, to reflect our decision to eliminate non-core business activities, including third party brokerage and tenant construction. The successful completion of these efforts should resolve short-term liquidity concerns and enable us to refocus on our core competency, operating a top-notch portfolio of office and industrial properties.

Financial Results

In 2001, Funds from Operations (FFO), excluding non-operating charges, was $1.59 per diluted share, an 18.0 percent decrease from the previous year. The decrease in FFO was primarily attributable to a decrease in net operating income (NOI) as a result of a decrease in portfolio occupancy from 95.0 percent on December 31, 2000 to 89.4 percent on December 31, 2001. In addition, the sale of $170.0 million of assets in 2000 and $19.3 million of assets in 2001, the proceeds of which were used principally to retire debt and to fund development and other capital expenditures, also contributed to the FFO decrease.

Revenue for the year was $219.5 million, a decrease of 1.7 percent over 2000 principally due to asset sales and the decrease in our portfolio occupancy. Net income, again excluding non-operating charges, was $12.8 million, a decrease of 49.2 percent from $25.2 million in 2000. The decrease in NOI was partially offset by a decrease in interest expense and in general and administrative expenses. For the full year, we achieved "same-store" growth in property NOI of 5.1 percent for the 10.4 million square feet of office and industrial properties that we owned during both the twelve months of 2000 and 2001. "Same-store" property NOI for this period increased 4.5 percent for the office portfolio and 10.0 percent for the industrial portfolio.

Capital obligations with respect to our development projects, primarily our Dearborn Center development, necessitated that we borrow at relatively high short-term interest rates to fund a portion of those obligations. As it relates to bricks and mortar investing, we expended $122.4 and $36.3 million for development, as well as $22.7 and $45.0 million for capital improvements, during 2001 and 2000, respectively.

Same Store Net Operating Income
in millions



100
80
60
40
20
0
15
12
9
6
3
0
$79.4
$83.0
$8.9
$9.7
00 01
Office
00 01
Industrial

Same store NOI growth increased by 4.5 percent for the office portfolio and by 10.0 percent for the industrial portfolio. For the entire portfolio, same-store NOI grew 5.1 percent in 2001.

Chicago Market

In 2000, Chicago experienced a period of unprecedented expansion, an abundance of leasing activity, and an increase in rental rates. In 2001, the decline of the real estate market paralleled the uncertainty of the overall economy. Leasing activity in 2001 was 39 percent lower than 2000, and office market vacancy remains below its 2001 high-water mark.

Decreased demand for space drove the downtown Chicago office vacancy rate up nearly two points to 10.0 percent during 2001. Although there was a significant downturn in leasing activity, a relative supply/demand equilibrium exists in the Chicago market that prevented a recurrence of the collapse in real estate that happened in the early 1990s. In 1992 and 1993, a recession-triggered decrease in user demand was exacerbated by a boom in major new construction, producing a vacancy rate spike to nearly 20 percent. Today, the central business district (CBD) market is better positioned to weather weakened demand because supply expansion has been relatively restrained; however, owners will have to contend with reduced absorption levels for the near term.

Available CBD sublease space ended the year at 5.5 million square feet. This represents an increase of 35.5 percent, resulting in an overall vacancy rate of 14.5 percent at year-end. Our leasing personnel report that approximately 30 available spaces above 100,000 square feet may return to the market between now and 2004. If this happens and economists' predictions of a recovery beginning in 2002 are incorrect, rental rates could continue to be forced down as landlords compete for potential tenants and to retain existing ones.

Suburban office conditions mirrored those of downtown. Vacancy rates ended the year at 23.6 percent and gross rental rates decreased by 1.0 percent to finish the year at $21.07. Total gross leasing activity in the suburbs was slightly greater than eight million square feet, half of 2000 leasing levels.

Likewise, the Chicago industrial market experienced an increase in available space while lease rates remained stable. The moderation in demand, which helped push up vacancies, was offset in part by less supply and a reduction in speculative development. As a result, market fundamentals remained relatively well balanced.

Property Performance

Our portfolio consists of 24 office properties containing approximately 7.8 million net rentable square feet and 30 industrial properties containing approximately 3.9 million net rentable square feet. In addition, we have joint venture interests in two office properties containing approximately 1.3 million net rentable square feet..

During 2001, we executed leases for more than 1.4 million square feet in new and renewal space. These included a 206,146 square foot lease at Dearborn Center with Citadel Investment Group, a 94,432 square foot lease with Fifth Third Bank at Continental Towers for their Chicago subsidiary group headquarters, and a 94,728 renewal and expansion by Aon Service Corporation, also at Continental Towers. Lease renewals achieved an average increase of 16.0 percent above previous net rental rates. The occupancy rates for our CBD office, suburban office, and industrial portfolios were 95.7 percent, 88.0 percent, and 81.7 percent, respectively.

Development Update

Dearborn Center is a 1.4 million square foot office tower, with an additional 105,000 square feet of retail space, nearing completion of construction at the intersection of Dearborn and Adams Streets in the Chicago CBD. The anchor tenant is Bank One, with a lease for 617,200 square feet on the third through fourteenth floors. The construction is on schedule for base build-

2001 Leasing Activity
thousands of square feet



600,000
500,000
400,000
300,000
200,000
100,000
0
552,642
321,529
160,085
424,861
Office
Industrial
New
Renewal

We leased more than 1.4 million square feet of office and industrial space during 2001, and achieved occupancy of 92.8 percent in our office portfolio and 81.7 percent in our industrial portfolio by year end.

2001 Lease Renewal Rent Increases



20
15
10
5
0
$15.87
$16.34
$3.40
$4.45
Office
Industrial
Prior
Current

During 2001, we signed a total of 71 renewal leases, which had net rental rates that averaged 16.0 percent higher than the net rents they replaced.

ing completion and rent commencement of Bank One's first segment of space, consisting of 223,000 square feet, in September 2002, followed by two more segments in October and November. On floors 28 through 31, the law firm of Holland and Knight has leased 104,049 square feet of space, with base building construction on schedule for their rent commencement on November 1, 2002. Additionally, on floors 32 through 37, the investment firm of Citadel Investment Group has leased 206,146 square feet of space, and construction is on schedule for their rent commencement on or before April 1, 2003. As part of this transaction, we agreed to sublease 161,488 square feet of space from Citadel Investment Group in another downtown Chicago building.

In Libertyville, a suburb north of Chicago, the build out of the Pine Meadow Corporate Center continues with the recent completion of 950 Technology Way, a 91,050 square foot, three-story office building. This is a joint venture investment with Multi-Employer Development Partners, which funded 90 percent of the project equity. The building incorporates advanced technology including underfloor displacement ventilation, modular wiring, floor-to-ceiling glass, 9'6" ceiling heights, mixed-mode ventilation (windows that open, tied into the building control system), ECM motors to reduce electrical consumption and skylights that use solar powered motors to track the sun. The overall Pine Meadow complex presently consists of 294,661 square feet of office space, 203,611 of which has been leased to Motorola, Moore Corp and Valent Corp.

Outlook

The economic environment of last year continues to impact our Company. While some economists believe the U.S. economy could begin recovering in 2002, we remain cautious and do not plan to alter our strategy of tight control over expenses and capital expenditures.

Your management team looks forward to working with our dedicated employees in an effort to increase shareholder value while successfully achieving our goals in 2002.

Very truly yours,

Stephen J. Nardi
Acting Chairman of the Board
April 22, 2002

2001 Financial Highlights

Operating Results (000's)		2001		2000		1999
Total Revenues	$	219,538	$	223,264	$	196,554
EBITDA[a]	$	102,023	$	117,733	$	109,473
(Loss) Income Before Minority Interests and Extraordinary Items[b]	$	(13,190)	$	21,472	$	86,617
Funds from Operations Before Non-Operating Charges	$	45,242	$	51,154	$	57,150
Funds from Operations	$	17,680	$	43,985	$	54,131
Net (Loss) Income	$	(4,498)	$	13,889	$	54,848

(a) Excludes gains and losses on sales of real estate and provisions for asset impairment
(b) Excludes cumulative effect of accounting change in 2001 and 2000

Financial Position (000's)						
Total Assets	$	1,522,389	$	1,439,093	$	1,444,175
Fixed Rate Indebtedness	$	454,117	$	367,339	$	329,604
Hedged Variable Rate Indebtedness	$	312,700	$	287,900	$	225,000
Other Variable Rate Indebtedness	$	158,319	$	143,932	$	244,567
Total Indebtedness	$	925,136	$	799,171	$	799,171
Shareholders' Equity	$	282,106	$	321,913	$	333,635

Per Share and Unit Amounts						
Funds from Operations Before Non-Operating Charges—Diluted	$	1.59	$	1.91	$	2.17
Funds from Operations—Diluted	$	0.67	$	1.64	$	2.06
Distributions Per Common Share	$	1.01	$	1.35	$	1.35

Other Portfolio Data (Year End)			
Office Properties Square Feet	7,808,000	7,956,000	8,050,000
Industrial Properties Square Feet	3,915,000	4,187,000	5,147,000
Joint Venture Properties Square Feet	2,937,000	2,937,000	1,331,000
Portfolio Occupancy	89.4%	95.2%	88.1%

Funds From Operations
per diluted share and unit amounts



$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.59
$0.67
$1.91
$1.64
$2.17
$2.06
2001
2000
1999
Before Non-Operating Charges–Diluted
Diluted

Total Assets
in thousands



$1,550,000
$1,500,000
$1,450,000
$1,400,000
$1,350,000
$1,522,389
$1,439,093
$1,444,175
2001
2000
1999

Total Occupancy
Office and Industrial Properties



96.0%
94.0%
92.0%
90.0%
88.0%
86.0%
84.0%
89.4%
95.2%
88.1%
2001
2000
1999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-13589

PRIME GROUP REALTY TRUST

(Exact name of registrant as specified in its charter)

Maryland	**36-4173047**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification #)**
77 West Wacker Drive, Suite 3900, Chicago, Illinois	**60601**
(Address of principal executive offices)	**(Zip Code)**

(312) 917-1300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares of Beneficial Interest, $0.01 par value per share	**New York Stock Exchange**
Series B—Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the registrant's common shares held by non-affiliates was approximately $143,526,864 based on the per share closing price on the New York Stock Exchange for such shares on March 21, 2002.

The number of the registrant's common shares outstanding was 15,703,158 as of March 21, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates information by reference from the definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders, to be held on May 31, 2002.

Item 1. *Business*

Background and General

Prime Group Realty Trust is a self-administered and self-managed Maryland business trust that owns and operates 24 office properties and 30 industrial properties, located primarily in the Chicago metropolitan area. We also own interests in two office properties through joint ventures. We are a fully-integrated real estate operating company, providing our own property management, leasing, marketing, acquisition, development, redevelopment, finance and other related functions.

Our owned and completed properties contain approximately 7.8 million net rentable square feet of office space and 3.9 million net rentable square feet of industrial space. The office properties include Continental Towers in Rolling Meadows, Illinois, and 180 N. LaSalle Street in Chicago, Illinois, on which we own various first and second mortgage notes and mortgage conduit certificates and, as a result, we have consolidated both properties' operations. We also have joint venture interests which consist of a 50% common interest in a joint venture which owns a 944,550 square foot office tower located at 77 West Wacker Drive, Chicago, Illinois, and a 23.1% common interest in a venture that owns 386,040 square foot office property located in Mesa, Arizona.

We are currently constructing Dearborn Center in downtown Chicago, a 1.5 million rentable square foot office tower that is scheduled for low-rise occupancy by the end of the third quarter of 2002 and completion in the second quarter of 2003. The building is being constructed at a total cost of approximately $365.0 million. We own approximately 97% of the joint venture that owns and is developing this project and we consolidate our ownership of this project. We also own approximately 202.1 acres of land, of which 60.4 acres are under development, and have rights to acquire approximately 31.6 acres of developable land. We believe that this land could be developed with approximately 1.2 million square feet of additional office space and approximately 3.8 million square feet of additional industrial space. We also own a 10% common interest in a development joint venture which has developed 0.1 million square feet of office space in suburban Chicago.

We were formed on July 21, 1997 as a Maryland real estate investment trust and, on November 17, 1997 completed the initial public offering of our common shares. Our executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601, and our telephone number is (312) 917-1300.

We are the general partner of, and currently hold 58.7% of the common interests in, Prime Group Realty, L.P., a Delaware limited partnership (the "Operating Partnership"). We conduct substantially all of our business through the Operating Partnership, except for certain leasing, corporate advisory, construction, architectural and third party property management services, which are conducted through Prime Group Realty Services, Inc., a Maryland corporation, and its affiliates (collectively, the "Services Company"), which became a wholly-owned subsidiary of the Operating Partnership as of January 1, 2001.

Tax Status

We have elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, we will not be subject to federal income tax at the corporate level on income we distribute to our shareholders as long as we distribute 90% of our taxable income (excluding any net capital gain) each year. Since our inception, we believe that we have complied with the tax rules and regulations to maintain our REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify as a REIT, we are subject to certain state and local taxes on our income and property.

Business Strategies

Our primary business is to continue to operate, lease and manage our properties in an efficient manner to maximize the value of our portfolio, to complete the construction and lease-up of our major development projects, to address our near term and long-term liquidity needs, and to complete a strategic transaction which is beneficial to our shareholders.

Ongoing Operations. Our business strategy is to focus on the operation, development and management of our existing office and industrial real estate located primarily in the Chicago metropolitan area.

We continue to strive to enhance our property level net operating income and cash flow by:

- engaging in pro-active leasing and marketing programs and effective property management;
- managing operating expenses through the use of in-house management expertise;
- maintaining and developing long-term relationships with a diverse tenant group;
- attracting and retaining motivated employees by providing financial and other incentives, and;
- emphasizing value-added capital improvements to enhance property level net operating income, as well as our properties' competitive advantages in their submarkets.

Liquidity and Capital Requirements. Since inception, we have met our operating and capital needs, have paid a quarterly dividend on our Series A—Cumulative Convertible Preferred Shares ("Series A preferred shares") and Series B—Cumulative Redeemable Preferred Shares ("Series B preferred shares") preferred shares on a current basis, and have paid a quarterly distribution on our common shares and units in an amount of $.3375 per common share/unit. Our Board decided, however, to not pay distributions on our common shares/units for the fourth quarter of 2001 for the following reasons:

- Mandatory Redemption of Series A Preferred. The holder of our Series A preferred shares, Security Capital Preferred Growth Incorporated ("SCP") has the contractual right at any time after January 15, 2002 and prior to January 15, 2004, to require us to redeem any or all of our 2,000,000 shares of Series A preferred shares for $20.00 per share, or $40.0 million in aggregate, plus any accrued and unpaid dividends. In consideration for SCP not exercising its redemption right at such time (which right SCP may exercise at any time), we have agreed in a letter agreement, dated February 22, 2002, to pay to SCP, in addition to (i) accrued and unpaid dividends at a rate of 7.5% per annum on the Series A preferred shares, and (ii) 100% of the liquidation preference on the Series A preferred shares (collectively, the "Base Amount"), a deferral payment initially accrued at 3.5% per annum (this rate, subject to reduction or increase as described below, as applicable, is referred to as the "Deferred Rate") on the Base Amount calculated from February 8, 2002, up to and including the date that we receive a notice that SCP elects to exercise its redemption right on the basis of the actual number of days elapsed and compounded as of each March 31, June 30, September 30 and December 31, beginning March 31, 2002 (the "Deferred Payment Amount"). The Deferred Payment Amount will cease to accrue and be compounded on any Series A preferred shares SCP elects to require us to redeem after the date we receive a notice of redemption for the relevant shares, regardless of the date the Series A preferred shares are actually redeemed. The Deferred Payment Amount will be reduced by an amount equal to one-third (⅓) of the Deferred Payment Amount in the case of Base Amounts actually paid to the Investor before April 8, 2002. On May 8, 2002, the Deferred Rate will increase by 50 basis points and will further increase automatically at the end of each succeeding 90-day period by an additional increment of 50 basis points (but in no event will the Deferred Rate exceed 5.25%). SCP has indicated to us that they may elect to exercise their redemption right in the near future unless a definitive agreement relating to a redemption or exchange of the Series A preferred shares is reached by the parties. The parties are currently in negotiations regarding such an agreement. There can be no assurance that SCP will not exercise its right to cause us to redeem the Series A preferred shares at any time.
- Capital Requirements at the Property Level. Our anticipated cash flows from operations in 2002 will not be sufficient to fund our anticipated operating and capital needs, the payment of preferred dividends, and the payment of quarterly distributions on our common shares/units at the historical rate of $.3375 per share. In 2002, we anticipate the funding of significant capital for our suburban office portfolio to retenant space that has recently vacated or is anticipated to be vacated during the year. In addition, as our Dearborn Center development nears completion, we have funded, and anticipate funding, certain costs and expenses related to the project that are not being funded from any project financing source, including 50% of the current pay requirement on the mezzanine financing and the funding of a potential sublease obligation in connection with one of the anchor tenant leases (see "Recent Events" below).

The terms of our Series B preferred shares prevent us from paying dividends to our Series A preferred shareholder unless we pay all current and accumulated dividends on the Series B preferred shares. The holders of our Series A preferred shares have the right to elect one additional member to our Board (or two additional members if our Board consists of more than 10 members) if two consecutive quarterly distributions (i) on the Series A preferred shares, or (ii) on our common shares in the amount of at least $0.3375 per share are not made. The term of any Trustee elected by the Series A preferred shareholders will expire, as applicable, whenever all arrears in dividends on the Series A preferred shares have been paid and current dividends declared and set apart for payment, or when the Trust has paid a dividend on our common shares at least equal to $0.3375 for two consecutive quarters. The holders of our Series B preferred shares would have the right to elect two additional members to our Board if six consecutive quarterly distributions on the Series B preferred shares are not made. The term of any Trustees elected by the Series B preferred shareholders will expire whenever all arrears in dividends on the Series B preferred shares have been paid and current dividends declared and set apart for payment.

Any future distributions on our preferred and common shares will be made at the discretion of our Board. These distributions will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of certain proposed capital events, including certain refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board deems relevant. We can give no assurance that we will be able to complete the foregoing capital events or, if they are completed, whether they will be on terms that are favorable to us. We also can give no assurances that if these capital events are completed on terms favorable to us or otherwise, distributions on our common shares and common units will be resumed either for the first quarter of 2002 or thereafter, or that we will be able to pay dividends on our preferred shares.

We are currently contemplating asset sales (see "Review of Strategic Alternatives") and the issuance of additional debt, preferred shares and/or common shares. Given our current level of debt, availability of collateral and our current financing arrangements, we may not be able to obtain additional debt at interest rates which are below the rates of return on our properties. In addition, any equity capital we might raise may be dilutive to our current common shareholders. There can be no assurance that we will consummate debt, equity or asset sales transactions which would yield proceeds of sufficient nature and in a timeframe necessary to fund our projected operating and capital needs on a current basis.

Review of Strategic Alternatives. In August 2000, our Board announced their decision to engage a team of financial advisors to assist us in reviewing various strategic alternatives to maximize the value to our shareholders. Since then, we received several expressions of interest from third parties, including interest in pursuing portfolio asset sales, as well as joint venture and merger possibilities. On August 30, 2001, we entered into a Support and Standstill Agreement with Cadim, inc. ("Cadim"), an affiliate of CDP Capital [Caisse de dépôt et placement du Quebec], and The Prime Group, Inc. ("PGI"), to, among other things, support the acquisition by Cadim and PGI of 100% of our outstanding common shares and 100% of the outstanding common units of our Operating Partnership for $14.50 per common share and unit, other than the shares and units owned by PGI and its affiliates. PGI is a privately held company controlled by Michael W. Reschke, the Chairman of our Board. The Support and Standstill Agreement required all of the parties to use reasonable best efforts to negotiate in good faith and execute definitive documentation on reasonable and customary terms subject to Cadim's satisfaction with its due diligence investigation within thirty days. On September 14, 2001, at the request of Cadim, we granted Cadim an extension of the thirty-day period until October 12, 2001. On or about October 11, 2001, we were informed by Cadim that they no longer desired to proceed with the acquisition at $14.50 per common share and unit, and although we continued negotiations with Cadim after this date, all discussions relating to the proposed transaction ultimately ceased in late October 2001.

Since October 2001, we have resumed our efforts in exploring alternative strategic transactions. Notwithstanding the substantial and continuing efforts of management and our financial advisors, we have not successfully completed a strategic transaction which we believe is in the best interests of our shareholders. However, we continue to engage in contract negotiations with third parties to sell certain properties in our portfolio. If we enter into any definitive contracts as a result of these negotiations, they are expected to provide the buyers with due diligence periods before they become binding contracts. In addition, significant modifications to any such sales contract could be made during the due diligence period. There can be no assurance that we will consummate any sale transactions or that senior management and our Board would find any proposed modifications arising out of a buyer's due diligence investigation acceptable.

Net proceeds from any asset sale transaction are anticipated to be utilized to repay debt, fund ongoing capital improvement needs and/or repurchase a portion or all of our Series A preferred shares. A portion of any proceeds also may be used for general and corporate operating purposes, to pay dividends on our common or preferred shares and to consummate tax-deferred exchanges to minimize any tax indemnity exposure to us as a result of the taxable income to certain parties from the sale of properties, which are covered under existing tax indemnification agreements that we entered into in November 1997 in connection with our formation and initial public offering.

Development Activity. We commenced construction of our Dearborn Center development, located in downtown Chicago, in April 2000. This state-of-the-art, technically-advanced Class A office tower will contain approximately 1.5 million rentable square feet. It is expected to be available for low-rise occupancy by the end of the third quarter of 2002 and fully completed during the second quarter of 2003.

Based on ongoing marketing activities and discussions with prospective tenants, we expect that over the next several years there will be significant demand from several large tenants that are unable to find large blocks of contiguous Class A office space in downtown Chicago. This demand may lead to office development opportunities. These opportunities will be somewhat tempered in the near term by current economic conditions and the number of new developments underway. We believe that our significant land holdings and land option rights will provide us with a distinct advantage in competing for future development opportunities as they arise, especially in downtown Chicago. We do not, however, anticipate undertaking in any new speculative office development activity in the near future. If we do, any new development activity will likely involve joint ventures with other entities which would provide a significant portion of the required equity capital. Our Services Company also may perform build to suit development for sale which we anticipate would be funded by the purchaser.

Acquisition Activity. Given the scope of our projects currently under development, general economic conditions and our capital availability, we do not anticipate any significant property acquisitions during the next year. Certain tax-deferred exchanges, however, may be desirable in connection with property sales in order to eliminate or minimize any payments required under existing tax indemnification agreements.

Financing Policy. In December 1998, our Board adopted a financing policy, which currently has the following targets: (i) a minimum interest coverage ratio of 2.25, (ii) a minimum fixed coverage charge ratio of 1.90, (iii) a ratio of debt-to-net asset value of no more than 50%, and (iv) unencumbered cash and credit availability of at least $40.0 million, of which $15.0 million should be cash on hand. The foregoing ratios and measures are calculated pursuant to detailed definitions set by our Board, and, in some instances, are adjusted over time pursuant to a schedule set by our Board. The above targets do not bind the Board and do not mean that we will operate within each of these ratios at all times. Our Board has approved in the past, and has the authority to approve in the future, transactions and other actions which will cause non-compliance with this policy.

At present, and as a result of a combination of factors and circumstances, we are not in compliance with any of the above targets and do not anticipate being in compliance during 2002. As a result, both our investment committee and our Board must approve all financing and acquisition or disposition activities until the targets are met. Our Board may alter our financing policy without the consent of our shareholders, and our organizational documents do not limit the amount or type of indebtedness that we may incur.

We intend to use one or more sources of capital for current development activities as well as the funding of property level capital needs. If available, these capital sources may include undistributed cash flow, property specific non-recourse and/or recourse debt, proceeds from the issuance of long-term, tax-exempt bonds and other debt or equity securities, bank and institutional borrowings or proceeds from the sale of assets or joint ventures.

Recent Developments

During 2001, we acquired, placed in service or sold the following office and industrial properties and parcels of land:

Property	Location	Net Rentable Square Feet/Acres	Acquisition/ Development Cost/Sales Price (In Millions)	Mortgage Debt (In Millions)	Month Acquired/ Sold
Acquired					
Industrial:					
200 South Mitchell Court	Addison, IL	152,100	$ 6.1	$ 4.2	August
Land:					
Aurora(1)	Aurora, IL	31.4 Acres	$ 2.6	—	March
Sold					
Office:					
2675 N. Mayfair	Wauwatosa, WI	101,767	$ 8.8	—	April
Industrial:					
6700 Touhy(2)	Niles, IL	120,000	$ 5.7	$ 2.9	March
43-47 Hintz Road(3)	Wheeling, IL	310,156	11.7	5.6	May
		430,156	$17.4	$ 8.5	
Land:					
Jorie Plaza	Oak Brook, IL	1.8 Acres	$ 1.6	$—	March

(1) The Aurora land contracts require us to purchase an additional 30.3 acres by June 26, 2003, for additional aggregate consideration of $2.6 million. Certain minimum installment payments are required; however, the timing of purchases is at our sole discretion. During 2001, we made four installment payments totaling $0.6 million.

(2) The proceeds of this sale were deposited into a tax deferred exchange trust and used to acquire 200 South Mitchell Court.

(3) The proceeds of this sale were initially deposited into a tax deferred exchange trust. In November 2001, we elected not to use these proceeds to acquire a replacement property but rather elected to use these proceeds for general corporate purposes. A portion of the gain on this property was covered by tax indemnity agreements with two partners in our Operating Partnership. As a result, we are liable to the partners for approximately $1.2 million of tax indemnity payments under these agreements.

In January 2001, we received $290.0 million in construction financing commitments, consisting of a $65.0 million mezzanine facility (with draws of $57.2 million being funded in 2001) and a first mortgage construction loan (with draws of $48.4 million being funded in 2001) ranging from $220.0 million to $230.0 million (with a maximum loan amount of $225.0 million if the mezzanine facility is fully funded) for our Dearborn Center office development in downtown Chicago. We anticipate low-rise occupancy by the end of the third quarter of 2002 and completing the project during the second quarter of 2003. The mezzanine facility bears interest at an initial pay rate of 12% (up to 50% of which, but not more than $10.0 million, ($2.2 million has been funded as of December 31, 2001) may be funded from the mezzanine facility) with an additional accrual rate ranging from 9.5% to 13%, dependent upon certain leasing thresholds. The facility matures in January 2004, and we have a right to extend the maturity date for one year, subject to the satisfaction of certain conditions. The construction loan bears interest ranging from LIBOR plus an amount from 2.25% up to 2.65%, dependent upon the achievement of certain leasing thresholds, and matures in January 2004. We have the right to extend the maturity date for one year subject to the satisfaction of certain conditions. We have guaranteed $60.0 million of the construction loan amount. Both loans contain a liquidity covenant requiring us to maintain a minimum unrestricted cash balance of $20.0 million at the end of each fiscal quarter beginning with the end of the fiscal quarter ended December 31, 2000. At December 31, 2001, our unrestricted cash balances were less than $20.0 million. We obtained waivers from the respective lenders of this covenant at December 31, 2001. In consideration for the waiver from the lenders, we are required to deposit $2.0 million into a cash collateral account over a four-month period, with a $0.5 million initial deposit made at the time the waiver was given, and to pledge, as additional collateral under the loans, the tax increment financing assistance that we will receive from the City of Chicago with respect to Dearborn Center. The waiver covers the quarters ended December 31, 2001 and March 31, 2002. Unless we are successful in executing a capital transaction sufficient to address our operating and financing needs, including this covenant, we will require additional waivers in the future. Additionally, the lenders agreed to permanently reduce the $20.0 million unrestricted cash balance covenant to $17.5 million.

In February 2001, we executed a new lease with Citadel Investment Group, L.L.P. for approximately 206,000 rentable square feet in Dearborn Center. As part of the lease transaction, we agreed to reimburse the tenant for its financial obligations, consisting of base rent and the pro rata share of operating expenses and real estate taxes, under the tenant's 161,000 square foot lease for future occupancy at One North Wacker Drive, a Class A office building recently constructed in downtown Chicago, and owned by a third party. The assumed lease is for a period of ten years and six months, commences March 1, 2002, and has an estimated total gross rental obligation of approximately $82.0 million over the 126-month term. We intend to mitigate our financial obligations by subleasing this space. The owners of One North Wacker are obligated to provide us with a $47.50 per square foot cash allowance for tenant improvements. We have recorded approximately $3.8 million in our December 31, 2001 financial statements, representing our estimate of the net loss related to this obligation.

As a condition to granting their consent to the 206,000 square foot Dearborn Center lease discussed above, the project lenders required (a) that we deposit, over time, an additional $6.8 million in escrow with the lenders to be used to pay for certain costs that could be incurred in connection with our subleasing of the tenant's space under its lease at One North Wacker Drive (as of December 31, 2001, $3.8 million was deposited) and (b) $2.0 million of an escrow already established with the lenders be used to pay for certain leasing commissions and tenant improvement costs related to the tenant's space at Dearborn Center.9

On August 22, 2001, we entered into an interest rate cap agreement for the period from January 22, 2002 through January 5, 2004. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 4.25% increasing to 7.4% over the term of the cap agreement. The notional amount of the cap begins at $81.0 million and increases over the term of the cap agreement to a maximum of $230.0 million, based on increases anticipated in the construction loan during the expected construction period of the property.

In March 2001, we entered into an agreement to amend a loan collateralized, in part, by a pledge of the first mortgage loan that we held and which is secured by the property known as 180 North LaSalle Street in Chicago, Illinois. The original commitment under the loan was $64.0 million, of which $52.0 million had been disbursed. We have entered into an interest rate cap agreement for the full term of the loan at a LIBOR index rate of 7.25%. Under the terms of the amendment, the maximum loan amount was reduced to $60.0 million and the remaining $8.0 million of borrowing availability was funded. Restricted cash escrows at December 31, 2001 include $2.5 million related to this loan for future capital expenditures, tenant improvements and lease commissions. As part of the agreement, we agreed to allow the lender to securitize the loan by utilizing a REMIC, if desirable. The REMIC closed on October 30, 2001 and matures on January 15, 2004. The lender has transferred the first mortgage loan to the REMIC. The principal amount of the REMIC is $113.7 million and is comprised of three classes of certificate holders. Class "A" certificates represent the original first mortgage holder owning a $60.0 million priority interest, Class "B" certificates are owned by us and represent a $53.7 million interest subordinate to the Class A certificates, and the Class "R" certificates represent any residual amounts due to us upon any sale of the property should net proceeds exceed $113.7 million. The interest rate on the Class "A" certificate is LIBOR plus 3.75% and the interest note on the Class "B" certificate is equal to the difference between (i) 16.22% and (ii) the product of LIBOR multiplied by 1.1179. Our Services Company acts as the loan servicer for the REMIC and we account for our ownership interest of this property on a consolidated basis.

In March 2001, we amended the $20.0 million mezzanine loan secured by three of our assets and a $9.0 million letter of credit facility with the same lender to, among other things, increase the interest rate from LIBOR plus 6% to LIBOR plus 7% and we pledged additional collateral for this loan in consideration for receiving a waiver of a certain loan covenant we did not meet in 2000. We are also required to limit the amount of distributions that can be paid to our common stockholders/unitholders to a maximum of 90% of funds from operations (as defined) for each calendar year. At December 31, 2001, we did not meet this requirement with respect to calendar year 2001. In March 2002, we obtained amendments to both the loan and the letter of credit facility. Under the amendments, we obtained a waiver of the distribution covenant for calendar year 2001, and were required, among other things, to increase a $3.5 million guaranty related to a $12.5 million mezzanine facility on our 33 West Monroe property with the same lender to a full guaranty of the mezzanine loan.

In May 2001, we amended the loan collateralized by the property known as Enterprise Drive I located in Westchester, Illinois. The date by which we had the right to convert this loan from a variable rate loan to a long-term fixed rate loan with a maturity date of May 31, 2005, was extended one year to May 17, 2002, while the interest rate increased from LIBOR plus 2.3% to LIBOR plus 2.4%. The monthly principal payments also increased slightly. We have guaranteed 25% of this loan.

In July 2001, we amended the $7.4 million loan on 1990-2060 Algonquin Road, Schaumburg, Illinois, to extend, for and additional 12 months, the period during which we had the option to convert the loan from a floating rate loan to a fixed rate loan, and to slightly increase the required monthly principal and interest payments.

Primestone Investment Partners L.P. ("Primestone") owns 7,944,893 limited partner common units (the "Primestone Units") of our Operating Partnership and was formed in connection with our initial public offering as a joint venture between an affiliate of PGI and an affiliate of Blackstone Real Estate Advisors, L.P. ("Blackstone"). PGI is a privately held company controlled by Mr. Reschke. During October 2000, Primestone extended the maturity of a $40.0 million senior secured loan (the "Senior Loan") from affiliates of Prudential Securities Incorporated (the "Senior Lender") and obtained a $62.0 million secured subordinate loan (the "Subordinate Loan") from Vornado PS, L.L.C. an affiliate of Vornado Realty Trust ("Subordinate Lender") and used the proceeds of the Subordinate Loan to purchase Blackstone's 40% equity interest in Primestone pursuant to a put option held by Blackstone. As a result of the transaction, PGI is now the 100% owner of Primestone, making PGI the Operating Partnership's second largest equity holder, after us, as a result of its beneficial ownership of the Primestone Units. Primestone has pledged the Primestone Units as collateral under both loans. The Primestone Units are by their terms exchangeable for our common shares, on a one-for-one basis or, at our option, in cash equal to the fair market value of a common share at the time of exchange, subject to the 9.9% common share ownership limitation set forth in our charter.

As part of the financing for the transaction, PGI's lenders requested certain consents and other agreements from us, including:

(i) a waiver of the 9.9% common share ownership limitation set forth in our charter and certain Maryland anti-takeover statutes in the event the Subordinate Lender obtains ownership of the Primestone Units after a foreclosure or similar action;

(ii) a right of the Subordinate Lender to appoint its designee to our Board (which position is subject to re-election by our shareholders in the same manner as all other Trustees) in the event that (a) our Board concluded, no earlier than six months after closing of the financing, that we were not likely to execute a strategic transaction within twelve (12) months after the closing of the financing pursuant to its previously announced review of strategic alternatives, or (b) such a strategic transaction is not consummated within such twelve (12) month period; and

(iii) the shortening of certain time periods of notice under our Operating Partnership's partnership agreement in the event either lender forecloses on the Primestone Units and elects to exchange such units for our common shares.

To address the Subordinate Lender's requests, our independent Trustees retained an independent financial advisor and independent legal counsel to advise the independent Trustees as to the reasonableness and fairness of such requests. The independent Trustees consented to such requests provided that the Subordinate Lender agreed to certain conditions to protect us. These conditions included a standstill agreement, which prohibits the Subordinate Lender or any of its affiliates from owning our common shares or partnership units in our Operating Partnership, except for the Primestone Units, in the event of a change of ownership following a successful foreclosure.

In addition, Mr. Reschke and Richard S. Curto, our Chief Executive Officer and one of our Trustees, agreed with the Subordinate Lender that in the event of a bankruptcy of Primestone, us, PGI or certain of PGI's affiliates, or in the event the Subordinate Lender becomes the owner of the Primestone Units after a successful foreclosure action, that Mr. Reschke and Curto would tender their resignations to our Board.

Cadim, PGI and we entered into an exclusivity agreement dated August 30, 2001, pursuant to which we agreed to negotiate exclusively with Cadim and PGI concerning their offer to acquire for $14.50 per share all of our outstanding equity securities, other than our Series B preferred shares and the common shares and units already owned by PGI and certain of its affiliates. The exclusivity period contained in the exclusivity agreement expired on October 12, 2001, and although we continued negotiations with Cadim after this date, all discussions ultimately ceased in late October 2001.

On November 2, 2001, the Subordinate Lender and its affiliates filed a Schedule 13D with the Securities and Exchange Commission (the "Vornado Schedule 13D"), describing, among other things, the Senior Loan and the Subordinate Loan. According to the Vornado Schedule 13D, Primestone failed to repay the Subordinate Loan on its maturity date of October 25, 2001, and the Subordinate Lender declared a default as a result of this failure. On October 31, 2001, the Subordinate Lender purchased the Senior Loan from the Senior Lender and, as a result, now holds both of the loans. The Vornado Schedule 13D further states that Subordinate Lender has commenced foreclosure against the Primestone Units securing the Subordinate Loan (the "Proposed Foreclosure Sale") and is currently exploring all other available legal rights and remedies in order to obtain repayment of the loan. The Vornado Schedule 13D also stated that the Proposed Foreclosure Sale of the Primestone Units was expected to be conducted pursuant to the provisions of the Uniform Commercial Code on November 20, 2001, and Subordinate Lender or any of its affiliates may bid at the auction.

Since the date of the filing of the Vornado Schedule 13D, Subordinate Lender, Cadim, Primestone and their affiliates have made various updated disclosures regarding the status of the Senior Loan, the Subordinate Loan, the Primestone Units and the Proposed Foreclosure Sale on amendments to their respective Statements on Schedule 13D filed with the Securities and Exchange Commission. The disclosures concerning these matters described below are based in part on the information provided in those schedules.

On November 13, 2001, Mr. Reschke and Mr. Curto delivered written notices to us and our Board. The notices stated that Mr. Reschke and Mr. Curto were rescinding the resignation letters previously delivered by them to the Subordinate Lender to be held in escrow and gave notice to us that both individuals no longer intended to resign from their current executive positions with us or from our Board.

On November 19, 2001, the Subordinate Lender sued Primestone in Delaware state court in connection with the Proposed Foreclosure Sale seeking, among other things: (i) injunctive relief barring Primestone or its affiliates from filing litigation to contest the Proposed Foreclosure Sale, (ii) declaratory relief providing that a default had occurred under both loans, (iii) recovery of expenses and costs, and (iv) specific performance of the Subordinate Lender's right to payment (the "Vornado Lawsuit").

On November 19, 2001, Primestone filed a voluntary Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the District of Delaware, which had the initial effect of temporarily staying the Proposed Foreclosure Sale and the Vornado Lawsuit. On March 18, 2002, Primestone filed a Plan of Reorganization under Chapter 11 with the Bankruptcy Court (the "Reorganization Plan"). The Reorganization Plan provides, in part, that Primestone plans to repay the Senior Loan and the Subordinate Loan in full after offsetting the amount of claims due Primestone from the Subordinate Lender and its affiliates, based on the final judicial determination or settlement of such claims.

On November 20, 2001, the Subordinate Lender and certain of its affiliates filed an amendment to the Vornado Schedule 13D, disclosing, among other things, the Subordinate Lender and its affiliate, Vornado Realty L.P., had entered into a Participation Agreement dated November 19, 2001 with Cadim Acquisition, LLC ("Cadim Acquisition") and Cadim relating to the two loans owned by the Subordinate Lender. Under the Participation Agreement, Cadim Acquisition paid Subordinate Lender approximately $50.0 million for (a) an undivided 50.0% participating interest in the Senior Loan and the Subordinated Loan, subject to a $4.8 million preferential distribution to the Subordinated Lender, and (b) a contribution to a possible joint effort with Subordinate Lender with respect to a possible strategic transaction relating to us (although the amendment to the Vornado Schedule 13D states that as of the date of the Participation Agreement and as of the date of the amendment there is no agreement between the parties as to any such joint effort).

On December 10, 2001, PGI and certain of its affiliates filed a complaint against Cadim, certain of its affiliates and certain other third parties in the Circuit Court of Cook County (the "Cadim Lawsuit"). alleging, in part, that Cadim: (i) defaulted in its commitments to fund a five-year term loan to Primestone to repay the Senior Loan and the Subordinate Loan, and to use "good faith" to finalize a definitive merger agreement with PGI relating to us, (ii) tortiously interfered with the contract between the Subordinate Lender and Primestone and (iii) conspired to acquire control of the Primestone Units. PGI and their affiliates are seeking specific performance against Cadim to compel Cadim to fund the term loan to Primestone, to proceed with the acquisition of us at a cash price of $14.50 per share/unit, the imposition of a constructive trust over Cadim's interest in the Senior Loan and the Subordinate Loan, and actual and punitive monetary damages of an amount in excess of $150.0 million.

On December 18, 2001, Primestone's bankruptcy petition was dismissed and, as a consequence, the automatic stay of the Foreclosure Auction and the Vornado Lawsuit was lifted. Primestone subsequently appealed the dismissal of the bankruptcy petition to the United States District Court for the District Court of Delaware (the "Delaware District Court") and requested a stay of the Bankruptcy Court's dismissal order pending appeal.

On December 20, 2001, the Cadim Lawsuit was amended to add the Subordinate Lender and certain of its affiliates as defendants and to add Primestone as a plaintiff. In addition, the amended Complaint sought a temporary restraining order, preliminary injunction and permanent injunction barring Cadim and Vornado from foreclosing on the Primestone Units.

On December 20, 2001, the Subordinate Lender delivered the original, signed resignation letters of Mr. Reschke and Mr. Curto to the Trust. Our Board consulted with its outside legal counsel, who advised the Board that in light of the fact that Mr. Reschke and Curto clearly did not intend to resign, the resignation letters delivered by the Subordinate Lender did not constitute valid resignations. Consistent with this advice of counsel, the Board took no action with respect to the resignation letters.

On January 28, 2002, the Delaware District Court affirmed the Bankruptcy Court's December 18, 2001, order dismissing Primestone's bankruptcy petition. Primestone appealed the District Court's January 28 order to the Third Circuit Court of Appeals, and requested a stay of the Bankruptcy Court's dismissal order pending such appeal.

On January 29, 2002, Subordinate Lender and an affiliate filed a complaint against Mr. Reschke in the Supreme Court of the State of New York, County of New York seeking (i) specific performance of Mr. Reschke's agreement to resign from all his positions as trustee, director or officer with us and our affiliates, (ii) an award of damages to Subordinate Lender for costs, losses, damages and expenses incurred as a result of the Primestone filing of a bankruptcy petition and its and Mr. Reschke's efforts to obstruct Subordinate Lender's rights under the Subordinate Loan and the Senior Loan and (iii) a declaration of Mr. Reschke's obligations to pay such costs, losses, damages and expenses that are incurred in the future. On February 6, 2002, Subordinate Lender and an affiliate filed an amended complaint in the foregoing action to add a claim against Mr. Curto for specific performance of Mr. Curto's agreement to resign from all his positions as trustee, director or officer with us and our affiliates.

On February 13, 2002, Primestone filed a counterclaim in the Vornado Lawsuit against the Subordinate Lender and various of its affiliates claiming, in part, that the Subordinate Lender wrongfully declared a default, committed fraud and other wrongful acts, tortiously interfered with the contractual commitments between Cadim and PGI, and conspired with Cadim inc. to acquire control of the Primestone Units through wrongful means, including the Proposed Foreclosure Sale. Primestone is seeking injunctive relief, the imposition of a constructive trust over the Senior Loan and the Subordinate Loan, and actual and punitive monetary damages of an amount in excess of $150.0 million. The Vornado Lawsuit, other than the Primestone counterclaim, has been stayed by the automatic stay provisions of the Bankruptcy Code, as discussed below.

On February 15, 2002, the Third Circuit Court of Appeals granted Primestone's request for a stay pending appeal, which has the effect of staying the Vornado Lawsuit and the Proposed Foreclosure Sale.

As described above, in connection with the making of the Subordinate Loan to Primestone, we made certain accommodations for the Subordinate Lender, including granting the Subordinate Lender the right to appoint its designee to our Board (which position is subject to re-election by our shareholders in the same manner as all other Trustees) in certain circumstances. Although the Subordinate Lender could currently exercise this right, the Subordinate Lender has not to date provided us with any notice that it has elected to exercise such right.

On January 2, 2002, we replaced previously issued letters of credit totaling $48.8 million with letters of credit totaling $25.2 million issued by LaSalle Bank, N.A. The letters of credit provide credit support for certain Industrial Development Revenue Bonds ("IDRB's"). The IDRB's are secured by collateral consisting of 2,470,933 square feet of manufacturing facilities located in Chicago, Illinois and Hammond and East Chicago, Indiana. The letters of credit have an annual cost of 2.35% and a term of five years. As part of this transaction, we purchased $23.3 million of the IDRB's utilizing $23.0 million of funds from escrows previously securing the $48.8 million letters of credit and $0.3 million of cash. Under the new letter of credit facility, we have guaranteed all of the borrower's reimbursement obligations. Additionally, we pledged the bonds purchased of $23.3 million, as well as 304,506 square feet of industrial office space in Arlington Heights, Illinois, as security for our obligations under the guaranty.

On January 8, 2002, our joint venture partner in the Pine Meadows Corporate Center development in Libertyville, Illinois gave written notice, in accordance with the terms of the joint venture agreement, of its intent not to fund its capital contribution necessary to develop a second office building.

On January 9, 2002, we extended the maturity date of the $30.0 million mortgage note payable secured by 100% of our ownership interest in IBM Plaza, Chicago, Illinois, until February 23, 2003 for a fee of $0.2 million. The principal balance as of December 31, 2001 was $29.4 million.

On January 16, 2002, due to a number of factors, including our capital resources and needs, our Board decided not to pay a dividend on the common shares/units for the fourth quarter of 2001.

On January 16, 2002, we exercised our put right and assigned our interest in a joint venture which owns a development site located at Monroe Street and Wacker Drive in downtown Chicago, to our joint venture partner for $22.9 million. We used $16.5 million of the cash proceeds to repay a loan the joint venture partner made to us in 2001. We have an option, until June 28, 2002, to repurchase our interest in the joint venture for $22.9 million plus a 10% compounded return. We recorded a $15.1 million provision for asset impairment on our investment in the joint venture in 2001.

On February 5, 2002, we sold 19.7 acres of vacant land in Aurora, Illinois for $3.4 million. A portion of the proceeds from the sale has been deposited into a tax-deferred exchange trust. Our Services Company agreed to act as the developer in connection with the construction of a 350,000 square foot build to suit industrial building on this property. In connection with this sale, our Services Company agreed to acquire a 222,840 square foot industrial building located in Aurora, Illinois for $10.4 million. Our Services Company has contracted with a third party to acquire this property from us for a purchase price of $10.4 million. As part of this sale, the Services Company will master lease vacant space in the building for two years for total rent of approximately $0.7 million.

On February 22, 2002, we amended the securities purchase agreement with SCP and agreed to pay a deferral payment, as defined, of 3.5% of the $40.0 million aggregate liquidation value of our outstanding Series A preferred shares. This payment accrues from February 8, 2002 to the date of notice of redemption and compounds quarterly beginning March 31, 2002. The deferral payment increases by 0.50% every 90 days up to a maximum rate of 5.25%.

On February 28, 2002, we sold 52.5 acres of vacant land in Aurora, Illinois for $7.0 million. Approximately 33 acres of the 52.5 acres were acquired by us immediately prior to the sale for a purchase price of $2.7 million.

On March 7, 2002, pursuant to a contract entered into as part of our initial public offering, we acquired 24.9 acres of land from affiliates of Stephen J. Nardi, a member of our Board, for a total purchase price of $3.3 million paid in 344,331 common units in our Operating Partnership. This completed our obligation under this contract.

Under the terms of three mortgage loans payable totaling $81.1 million, we are required to maintain $20.0 million in unrestricted cash balances at the end of each fiscal quarter. At December 31, 2001, we did not have sufficient unrestricted cash balances to meet this requirement. During the first quarter of 2002, we obtained a waiver from the lender for the fiscal quarter ended December 31, 2001. We do not expect to meet this requirement as of March 31, 2002 and are engaged in discussions with the lender to obtain a waiver for the fiscal quarter ended March 31, 2002.

During 2001, we incurred the following new indebtedness:

Collateral (1)	Original Loan Commitment Amount (In Millions)	Interest Rate	Maturity Date
Dearborn Center Construction Loan (2)	$220.0	LIBOR + 2.65%	1/04
180 North LaSalle Street (3)(4)	60.0	LIBOR + 3.75%	1/04
Dearborn Center JV Interest (2)	65.0	(2)	1/04
Monroe Wacker JV Interest (3)(5)	16.5	12.00%	1/02
2305 Enterprise Drive (6)(7)	6.0	7.63%	3/11
Pine Meadows Single-Story (3)(8)	10.5	LIBOR + 3.0%	4/02
Pine Meadows Center-Bldg D. (6)(9)	11.5	7.63%	4/11
National City Center (6)(10)	67.0	LIBOR + 3.05%	4/06
Aurora Vacant Land, Aurora, Illinois (3)(11)	12.0	16.00%	3/02
200 S. Mitchell Court (6)(12)	4.2	PRIME + 1.0%	9/03

(1) All of the loans are subject to various financial and other operating covenants and are collateralized by mortgages on the properties, unless otherwise indicated.

(2) The loan commitment includes a $65.0 million mezzanine facility secured by 100% of the joint venture's ownership interests in Dearborn Center. The mezzanine loan bears interest at an initial pay rate of 12% (up to 50% of which, but no more than $10.0 million, may be funded from the mezzanine facility) with an additional accrual rate ranging from 9.5% to 13%, dependent upon certain leasing thresholds. We have a right to extend the maturity date for one year subject to the satisfaction of certain conditions. The loan requires us to guarantee certain obligations of the borrower including the obligation to substantially complete construction of the property and to timely pay property operating expenses and debt service. At the time we obtained the mezzanine facility, we also obtained a construction loan with a total commitment ranging from $220.0 million to $230.0 million, depending upon certain leasing thresholds (with a maximum loan amount of $225.0 million if the $65.0 million mezzanine facility is fully funded), which is secured by a first mortgage on Dearborn Center. Draws of $48.4 million in the aggregate were funded under the construction loan in 2001. The loan bears interest ranging from LIBOR plus 2.25% up to 2.65%, dependent upon certain leasing thresholds. We have a right to extend the maturity date for one year subject to the satisfaction of certain conditions. On August 22, 2001, we entered into an interest rate cap agreement for the period from January 22, 2002 through January 5, 2004. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 4.25% increasing to 7.4% over the term of the cap agreement. The notional amount of the cap begins at $81.0 million and increases over the term of the cap agreement to a maximum of $230.0 million, based on increases anticipated in the construction loan during the expected construction period of the property. We have guaranteed $60.0 million of the construction loan amount. Both loans contain a liquidity covenant requiring us to maintain a minimum unrestricted cash balance of $20.0 million (as defined) at the end of every fiscal quarter beginning with the quarter ended December 31, 2000. In addition, the maximum amount of distributions that can be paid to our common shareholders/ unitholders is 90% of funds from operations (as defined) for the most recent four (4) full fiscal quarters. At December 31, 2001, our unrestricted cash balance was less than $20.0 million and we have obtained waivers from the respective lenders. In consideration for the waiver from the lenders, we are required to deposit $2.0 million into a cash collateral account over a fourth month period, with a $0.5 million initial deposit made at the time the waiver was given, and to pledge, as additional collateral under the loans, the tax increment financing assistance that we will receive from the City of Chicago with respect to Dearborn Center. The waiver covers the quarters ended December 31, 2001 and March 31, 2002. Additionally, the lenders agreed to permanently reduce the $20.0 million unrestricted cash balance covenant to $17.5 million.

(3) Interest is payable monthly, with principal due at maturity.

(4) This loan was initially obtained and funded on July 12, 2000. On March 15, 2001, we borrowed an additional $8.0 million, secured by two mortgage notes receivable which are collateralized by the property known as 180 North LaSalle Street, located in Chicago, Illinois, of which $2.7 million was deposited into an escrow account for future tenant improvements. The total loan commitment of $60.0 million is now fully funded. As part of the March 2001 modification, we agreed to allow the lender to securitize the loan by utilizing a REMIC and allowing the lender to syndicate portions of the REMIC, if desirable. The REMIC closed on October 30, 2001. The first mortgage loan has been transferred to the REMIC. The amount of the REMIC is $113.7 million and is comprised of three classes of certificate holders. Class "A" certificates represent the original first mortgage holder owning a $60.0 million priority interest, Class "B" certificates are owned by us and represent a $53.7 million interest subordinate to the Class A certificates, and the Class "R" certificates represent any residual amounts due us upon any sale of the property should net proceeds exceed $113.7 million. The interest rate on the Class "A" certificate is LIBOR plus 3.75%, the interest rate on the Class "B" certificate is equal to the difference between (i) 16.22% and (ii) the product of LIBOR multiplied by 1.1179.

(5) On January 19, 2001, we entered into a $16.5 million note payable secured by a pledge of our interest in a joint venture which owns the property known as the Monroe Wacker land located in Chicago, Illinois. This note was repaid on January 16, 2002.

(6) Principal and interest are payable monthly, with the remaining principal due at maturity.

(7) On February 27, 2001, we refinanced the $5.45 million note payable secured by a first mortgage on the property known as Enterprise Center II located in Westchester, Illinois with the proceeds of a new $6.0 million first mortgage.

(8) On February 27, 2001, we refinanced a $8.03 million note payable secured by a first mortgage on the properties known as Pine Meadows Center Buildings A, B and C located in Libertyville, Illinois with the proceeds of a new $10.5 million first mortgage. We have guaranteed this loan.

(9) On March 8, 2001, we refinanced a $11.1 million note payable secured by a first mortgage on the property known as Pine Meadows Center Building D located in Libertyville, Illinois with the proceeds of a new $11.5 million first mortgage.

(10) On April 30, 2001, we refinanced a $58.2 million note payable secured by a first mortgage on the property known as National City Center in Cleveland, Ohio with the proceeds of a $67.0 million first mortgage. A $1.0 million fee is due at maturity. We have guaranteed $13.4 million of the principal amount of this loan.

(11) On June 29, 2001, we extended for three months the $12.0 million mortgage note payable collateralized by the land we own located in Aurora, Illinois for a fee of $120,000. On September 30, 2001, we extended the note for an additional two months for a fee of $120,000. On November 30, 2001, we made a principal payment of $4.0 million on the note and extended the maturity of $8.0 million until January 15, 2002 for a fee of $80,000. On January 15, 2002 we extended the $8.0 million loan until February 15, 2002 for a fee of $80,000. On February 5, 2002, we made a principal payment of $2.2 million on the loan from the proceeds of the sale of a portion of the Aurora, Illinois land reducing the principal balance outstanding, to $5.8 million and we pledged as additional collateral under the loan our 36.3 acres of vacant land in DeKalb, Illinois. On February 15, 2002, we extended the $5.8 million loan until March 1, 2002 for a fee of $14,500, plus expenses of the lender. On February 28, 2002, we made a principal payment of $2.8 million on the loan from the proceeds of the sale of a portion of the Aurora, Illinois land reducing the principal balance outstanding to $3.0 million. On March 1, 2002 we extended the loan until March 31, 2002 for a fee of $30,000, plus expenses of the lender, and agreed that the interest rate would increase by 2% on each of March 16, 2002, March 23, 2002 and March 30, 2002, if the loan has not been repaid. We have guaranteed this loan. The restrictive covenants of the loan require that we receive lender approval to incur any additional indebtedness beyond the existing indebtedness as of March 30, 2001, other than for properties currently under construction.

(12) On August 14, 2001, we borrowed $4.2 million under a note payable secured by a first mortgage on the property known as 200 S. Mitchell Court located in Addison, Illinois. We have guaranteed this loan.

Segment Reporting Data

See Note 15 to our consolidated financial statements for a discussion of our operating segment data for the years ended December 31, 2001, 2000 and 1999.

Competition

We compete with many other owners and developers of office and industrial real estate, some of which may have greater financial and marketing resources or expertise. In addition, the amount of available space in competitive properties in any particular market or submarket in which our properties are located could have a material adverse effect on both our ability to lease space and on the rents charged at our properties. We believe that we are one of a limited number of publicly-traded real estate companies primarily focusing on the office and industrial market in the Chicago metropolitan area.

Services Company

The Services Company was formed in March 1997 under the laws of the State of Maryland. For the year beginning January 1, 2001, the Services Company elected to be treated as a Taxable REIT Subsidiary (as defined in the Code). As of January 1, 2001, the common stock of the Services Company was transferred from Mr. Reschke and Mr. Curto to the Operating Partnership in exchange for the Operating Partnership's assumption of the notes receivable totaling $50,000 plus interest from Mr. Reschke and Mr. Curto which they had provided to the Services Company as consideration for their purchase of their shares of common stock. The Operating Partnership paid the Services Company the full amount due on the notes receivable and the Services Company redeemed the preferred stock held by the Operating Partnership.

The Services Company provides certain corporate advisory, management, leasing, tenant improvement construction, painting and tenant representation services to third parties. The Services Company's leasing division provides leasing services for third-party property owners. The Services Company's tenant improvements division provides construction management services for tenant improvements, renovations and other construction related services in connection with our owned, acquired, developed or managed properties. As a Taxable REIT Subsidiary, the Services Company can provide services to tenants of our properties, even if such services are not considered services customarily furnished in connection with the rental of real estate property, without causing the rental income from such properties to be treated as other than rents from real property.

Government Regulations

Environmental Matters. Phase I or similar environmental assessments have been performed by independent environmental consultants on all of our properties. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and the preparation and issuance of a written report, but do not include soil sampling or subsurface investigations.

We are aware of environmental contamination at certain of our older industrial properties contributed to us as an equity contribution by PGI at the time of our initial public offering. These properties are in remediation programs sponsored by the appropriate state environmental agencies. PGI agreed to retain liability, and indemnify us, for the costs of environmental remediation with regard to these industrial properties, which environmental consultants have estimated will cost, in the aggregate, up to $3.2 million. Based on such estimates, certain properties PGI contributed recorded provisions for environmental remediation costs totaling $3.2 million in 1997 prior to their contribution. During 1997, PGI initiated lawsuits against a former owner (who is also a former tenant) of one of the properties and an environmental consultant to cover the cost of the remedial action plans. On February 20, 1998, PGI reached an agreement with the former owner and received a $1.8 million settlement payment, in addition to $0.5 million previously paid as a reimbursement for costs. In 1998, PGI sued a then current (and now former) tenant of one of the properties to recover the cost of certain remedial action plans. During 2000, we incurred $0.1 million of costs related to the remediation described above and for which we were reimbursed from PGI.

The above lawsuits have been pursued by PGI in the names of our affiliates under an agreement entered into with PGI at our initial public offering. PGI is entitled to retain any of the proceeds from these lawsuits and PGI is required to undertake the environmental cleanup of the property. We are relying on the credit of PGI under the indemnification for the cleanup costs and any proceeds from the lawsuits against the environmental consultant and former tenant which, based on the advice of outside legal counsel, we believe have value sufficient to fund the cost of cleanup.

In addition, we are aware of contamination at 1301 E. Tower Road in Schaumburg, Illinois. The property has been submitted into a remediation program sponsored by the Illinois Environmental Protection Agency and almost all of the necessary remedial actions have been completed. In connection with 1301 E. Tower Road, the previous owner and other third parties have placed approximately $0.8 million in escrow to fund the clean-up of the property. There is currently approximately $0.5 million remaining in this escrow. We anticipate that this remaining escrow will be sufficient to fund the necessary remedial action for this property.

In November 2001, at the request of the Department of the Army of the United States of America (the "DOA"), we granted the DOA a right of entry for environmental assessment and response in connection with our property known as the Atrium at 280 Shuman Boulevard in Naperville, Illinois (the "Atrium"). The DOA informed us that the property was located north of a former Nike Missile Base and that the DOA was investigating whether certain regional contamination of the groundwater by trichloethene ("TCE") emanated from the base and whether the DOA would be required to restore the environmental integrity of the region under the Defense Environmental Restoration Program for Formerly Used Defense Sites. In December 2001, the results from the tests of the groundwater from the site indicated elevated levels of TCE. It is currently our understanding based on information provided by the DOA and an analysis prepared by our environmental consultants that (i) the source of the TCE contamination did not result from the past or current activities on the Atrium property, (ii) the TCE contamination is a regional problem that is not confined to the Atrium and (iii) the DOA has not yet identified the source of the TCE in the groundwater. Our environmental consultants have advised us that the United States Environmental Protection Agency (the "EPA") has issued a Statement of Policy towards owners of property containing contaminated aquifers. According to this policy, it is the EPA's position that where hazardous substances have come to be located on a property solely as a result of subsurface migration in an aquifer from an offsite source, the EPA will not take enforcement actions against the owner of the property. The groundwater underneath this property is relatively deep, and the property obtains its potable water supply from the City of Naperville and not from a groundwater well. Accordingly, we do not anticipate any material liability to us because of this TCE contamination.

We believe that our other properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our other properties. None of our environmental assessments of our properties have revealed any environmental liability that, after giving effect to the contractual indemnities and escrows described above, we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any such material environmental liability. Nonetheless, it is possible that our assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of our properties (such as the presence of underground storage tanks) or by third parties unrelated to us. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds our budgets for such items, our ability to make distributions to shareholders could further be adversely affected.

Costs of Compliance with Americans with Disabilities Act (the "ADA"). Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requirements could require removal of access barriers, and noncompliance could result in the imposition of fines by the federal government or an award of damages to private litigants. We believe that our properties are substantially in compliance with these requirements, however, we may incur additional costs to comply with the ADA. Although we believe that such costs will not have a material adverse effect on our financial position, if required changes involve a greater amount of expenditures that we currently anticipate, our ability to make distributions to shareholders could be further adversely affected.

Other Regulations. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in material compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require us to make significant unanticipated expenditures and could have an adverse effect on our Funds from Operations and our ability to make distributions to our shareholders.

Insurance

We believe that our properties are covered by adequate comprehensive liability, rental loss, and all-risk insurance, provided by reputable companies, with commercially reasonable deductibles, limits and policy specifications customarily carried for similar properties. There are, however, certain types of losses which may be either uninsurable or not economically insurable, such as losses due to floods, riots or acts of war. Should an uninsured loss occur, we could lose both our invested capital in, and anticipated profits from, the affected property.

Employees

As of December 31, 2001, we had approximately 239 full-time employees. We believe that our relations with our employees are satisfactory.

Item 2. *Properties*

General

We own 24 office properties and 30 industrial properties. This includes Continental Towers, Rolling Meadows, Illinois, on which we own a second mortgage note and 180 N. LaSalle Street, Chicago, Illinois, on which we hold the Class "B" and "R" REMIC interests and the second mortgage note (we have consolidated both properties' operations). Our properties are located primarily in the Chicago metropolitan area. In addition, we own a 50% common interest in a joint venture which owns the 944,550 square foot office tower located at 77 West Wacker Drive, in downtown Chicago and a 23.1% common interest in a venture which owns a 386,040 office property located in Mesa, Arizona. Our properties located in the Chicago metropolitan area accounted for approximately 90.2% of our rental revenue and 95.5% of our tenant reimbursements revenue for the year ended December 31, 2001.

Our management team has developed or redeveloped a significant number of office properties, such as 77 West Wacker Drive, 180 N. LaSalle, and Dearborn Center, all located in downtown Chicago. In the course of such activities, we have acquired experience across a broad range of development and redevelopment projects. We are currently constructing Dearborn Center in downtown Chicago, a Class A office tower containing an aggregate of 1,525,000 rentable square feet. At a total cost of $365.0 million, the project will open for low-rise tenants in September 2002, and will be completed during the second quarter of 2003. The building is 63% preleased to three anchor tenants including Bank One, N.A., Citadel Investment Group, L.L.P. and Holland & Knight. As an inducement to consummate the Citadel Investments lease, we agreed to reimburse Citadel Investments for its financial obligations related to a 161,000 square foot lease obligation at a recently-constructed office tower located at One North Wacker Drive in downtown Chicago. We intend to mitigate this obligation by subleasing the space at One North Wacker. The landlord at One North Wacker is obligated to provide us with $47.50 per square foot in a tenant improvement allowance. We expect a $3.8 million loss on this sublease. Dearborn Center is 97% owned by our Company and is and consolidated into our operations.

We own approximately 202.1 acres of land of which 60.4 acres are under development. We also have rights to acquire approximately 31.6 acres of developable land. We believe that this land could be developed to have approximately 1.2 million square feet of additional office space and approximately 3.8 million square feet of additional industrial space. We also own an equity interest in a development joint venture which has developed 0.1 million square feet of rentable office space in our Pine Meadows Business Park in Libertyville, Illinois.

Our office properties are leased to tenants either (i) on a net basis with tenants obligated to pay their proportionate share of real estate taxes, insurance, utility and operating expenses or (ii) on a gross basis, with the landlord responsible for the payment of these expenses up to the amount incurred during the tenants' first year of occupancy ("Base Year") or a negotiated amount approximating the tenants' pro rata share of these expenses ("Expense Stop"). The tenants pay their pro rata share of increases in expenses above the Base Year or Expense Stop. Most of the leases for our industrial properties are written on either (i) a net basis, with tenants paying their proportionate share of real estate taxes, insurance, utility and other operating expenses as additional rent, or (ii) a triple net lease basis, with the tenants paying all of the real estate taxes, insurance, utility and other operating expenses for the property.

Properties

The following table sets forth certain information relating to each of our properties as of December 31, 2001, unless indicated otherwise. Through the Operating Partnership and other subsidiaries, we own a 100% interest in all of the office and industrial properties, except for the joint venture interests identified below, Continental Towers (we own the second mortgage note on this property) and 180 N. LaSalle Street (we own the Class "B" and "R" REMIC interests and the second mortgage note).

	Location	Year Built/ Renovated	Net Rentable Square Feet	Percentage Leased as of 12/31/01(%)
Office Properties:				
330 North Wabash Avenue (IBM Plaza)	Chicago, IL	1971	1,356,465	95.9
1701 Golf Road (Continental Towers)(1)	Rolling Meadows, IL	1977 thru 1981, 2001	923,997	88.4
33 West Monroe Street	Chicago, IL	1980	846,759	91.6
208 South LaSalle Street	Chicago, IL	1914/1956/ 1982/1991	861,473	95.2
1900 East Ninth Street (National City Center)	Cleveland, OH	1980	767,181	100.0
180 N. LaSalle Street(2)	Chicago, IL	1982/1999	758,260	91.0
3800 and 3850 North Wilke Road and 3930 Ventura Drive (Commerce Point)	Arlington Heights, IL	1987/1989	236,771	91.8
1700 East Golf Road (Two Century Centre)	Schaumburg, IL	1989	213,097	100.0
850, 860 and 1000 Technology Way (Pine Meadows Corporate Center)(3)	Libertyville, IL	1999	203,611	100.0
2000 York Road (Oak Brook Business Center)	Oak Brook, IL	1960/1986	198,779	93.6
800-810 Jorie Boulevard	Oak Brook, IL	1961/1992	191,666	100.0
4343 Commerce Court (The Olympian Office Center)	Lisle, IL	1989	165,685	97.7
6400 Shafer Court	Rosemont, IL	1980/1990	166,749	91.4
2205-2255 Enterprise Drive (Enterprise Office Center)	Westchester, IL	1987	129,655	89.9
1990 Algonquin Road/2000-2060 Algonquin Road (Salt Creek Office Center/Sun Annex)(4)	Schaumburg, IL	1979/1986	125,963	86.9
740-770 Pasquinelli Drive (Brush Hill Office Center)	Westmont, IL	1986	109,857	96.6
1699 E. Woodfield Road (Citibank Plaza)	Schaumburg, IL	1979	106,003	94.6
620 Market Street (Professional Plaza)	Knoxville, TN	1988	93,711	74.1
1600-1700 167th Street (Narco River Business Center)	Calumet City, IL	1981	65,395	79.2
280 Shuman Blvd. (Atrium)	Naperville, IL	1979	65,362	87.3
Enterprise Center II	Westchester, IL	1999	62,580	86.7
2100 Swift Drive	Oak Brook, IL	1985/1991	58,000	100.0
1301 E. Tower Road (Narco Tower)	Schaumburg, IL	1992	50,400	100.0
7100 Madison Avenue	Willowbrook, IL	1999	50,157	100.0
Office properties subtotal			7,807,576	93.8

	Location	Year Built/ Renovated	Net Rentable Square Feet	Percentage Leased as of 12/31/01(%)
Industrial Properties:				
Warehouse/Distribution Facilities:				
425 E. Algonquin Road	Arlington Heights, IL	1978	304,506	100.0
1455 Sequoia Drive	Aurora, IL	2000	257,600	83.9
11045 Gage Avenue	Franklin Park, IL	1970/1992	136,600	100.0
4248, 4250 and 4300 Madison Street	Hillside, IL	1980	127,129	90.7
1051 N. Kirk Road	Batavia, IL	1990	120,004	100.0
4211 Madison Street	Hillside, IL	1977/1992	90,344	100.0
4160-4190 W. Madison Street	Hillside, IL	1974/1992	79,532	100.0
342-346 Carol Lane	Elmhurst, IL	1989	67,935	100.0
200 E. Fullerton Avenue	Carol Stream, IL	1968/1995	66,254	100.0
555 Kirk Road	St. Charles, IL	1990	62,400	100.0
370 Carol Lane	Elmhurst, IL	1977/1994	60,290	100.0
550 Kehoe Blvd.	Carol Stream, IL	1997	44,575	100.0
1543 Abbott Drive	Wheeling, IL	1983	43,930	100.0
388 Carol Lane	Elmhurst, IL	1979	40,502	100.0
343 Carol Lane	Elmhurst, IL	1989	30,084	100.0
350 Randy Road	Carol Stream, IL	1974	25,200	100.0
11039 Gage Avenue	Franklin Park, IL	1965/1993	21,935	100.0
1401 S. Jefferson Street	Chicago, IL	1965/1985	17,265	100.0
200 S. Mitchell	Addison, IL	1981	152,200	100.0
Overhead Crane/Manufacturing Facilities:				
Chicago Enterprise Center	Chicago, IL	1916/1991-1996		
13535-A S. Torrence Avenue			385,345	100.0
13535-B S. Torrence Avenue			242,199	33.8
13535-C S. Torrence Avenue			99,333	100.0
13535-D S. Torrence Avenue			77,325	100.0
13535-E S. Torrence Avenue			50,983	100.0
13535-F S. Torrence Avenue			56,486	100.0
13535-G S. Torrence Avenue			55,213	100.0
13535-H S. Torrence Avenue			73,442	95.8
East Chicago Enterprise Center	East Chicago, IN	1917/1991-1997		
Building 2 (4407 Railroad Avenue)			169,435	17.1
Building 3 (4407 Railroad Avenue)			291,550	0.0
Building 4 (4407 Railroad Avenue)			87,484	98.1
4440 Railroad Avenue(5)			40,000	100.0
4635 Railroad Avenue			14,070	100.0
Hammond Enterprise Center	Hammond, IN	1920-1952		
4507 Columbia Avenue			256,595	100.0
4527 Columbia Avenue(6)			16,701	66.4
4531 Columbia Avenue			250,266	99.2
Industrial properties subtotal			3,914,712	83.2
Portfolio total			11,722,288	90.2
Joint Venture Interests:				
Dearborn Center(7)	Chicago, IL	2003	1,525,536	63.0
77 West Wacker Drive(8)	Chicago, IL	1992	944,556	100.0
Thistle Landing(9)	Phoenix, AZ	1999	386,048	57.0
Pine Meadows—Building E(10)	Libertyville, IL	2001	91,054	0.0
Monroe Wacker Land(11)	Chicago, IL	—	—	—

(1) We hold a mortgage note receivable on this office property and have consolidated the underlying property operations because we receive substantially all of the economic benefits of the property's operations.

(2) We hold the Class "B" and "R" REMIC interests (see footnote 4 under "Recent Developments" above) and the second mortgage note receivable on this office property and have consolidated the underlying property operations as we receive substantially all of the economic benefits of the property's operations.
(3) This property complex is comprised of three single-story buildings and one three-story building, but is treated as one office property.
(4) This property complex is comprised of 1990 Algonquin Road (a two-story office building) and 2000-2060 Algonquin Road (seven single-story office buildings), but is treated as one office property.
(5) This property is an office building adjacent to the East Chicago Enterprise Center.
(6) This property is an office building within the Hammond Enterprise Center.
(7) We own an approximate 97% ownership interest in a joint venture that owns and is developing this office property and we consolidate our ownership of this property. After we receive the return of our equity capital and a minimum threshold return, our ownership interest is reduced in certain circumstances and the ownership interest of our minority partner is increased.
(8) We own a 50% common ownership interest in a joint venture that owns this office property and account for our ownership in the property using the equity method.
(9) We own a 23.1% common ownership interest in a joint venture that owns this office property and account for our ownership in the property using the equity method.
(10) We own a 10% common ownership interest in a joint venture that owns this office property and account for our ownership in the property using the equity method. After certain minimal return thresholds, our ownership interest in this property increases up to 50%. We have provided a full guaranty on the $9.3 million construction loan.
(11) As of December 31, 2001, we owned a common ownership interest in a joint venture that owned this land held for development and we reflected our ownership using the equity method. We recorded a $15.1 million provision for asset impairment on our investment in the joint venture in 2001. On January 16, 2002, we exercised our put right and assigned our interest in the joint venture to our joint venture partner for consideration of $22.9 million. We used a portion of the proceeds to repay a $16.5 million loan our joint venture partner made to us in 2001. We also received an option until June 28, 2002 to repurchase our interest in the joint venture for $22.9 million, plus a 10% compounded return.

Item 3. ***Legal Proceedings***

Except as described below, neither we nor any of our properties are presently subject to any material litigation nor, to our knowledge, is any material or other litigation threatened against us, other than routine litigation arising in the ordinary course of business, some of which is expected to be covered by liability insurance and all of which collectively is not expected to have a material adverse effect on our consolidated financial statements.

After our public announcement on August 28, 2001 of the then proposed acquisition of us by Cadim inc., an affiliate of CDP Capital [Caisse de depot et placement du Quebec] and The Prime Group, Inc., an affiliate of Mr. Reschke, five purported class action lawsuits were filed against us and our trustees, three in the Circuit Court for Baltimore City, Maryland, one in the Circuit Court for Montgomery County, Maryland and one in the Circuit Court of Cook County (Chancery Division), Illinois. Also named as defendants in certain of the lawsuits are PGI, Cadim inc. and CDP Capital. The purported plaintiff classes consisted of our shareholders. The actions alleged, among other things, that the potential acquisition, which was subsequently withdrawn by Cadim inc. in October 2001, would under-compensate our shareholders for their common shares and that certain members of our Board breached their fiduciary duties by allegedly engaging in a scheme to acquire our outstanding common shares at an inadequate purchase price. The plaintiffs in these lawsuits sought, among other things, certification of their classes, injunctive relief against the completion of the proposed acquisition and attorneys' fees and costs. Following the October 2001 withdrawal of the proposal by Cadim inc., we and the other parties to these lawsuits initially agreed to halt further proceedings until the possibility of a similar transaction is definitively foreclosed. Three of these lawsuits have been subsequently voluntarily dismissed by the parties to these lawsuits and the other two lawsuits are in the process of being voluntarily dismissed.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to vote of security holders during the fourth quarter of 2001.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

Our common shares began trading on the New York Stock Exchange ("NYSE") on November 12, 1997, under the symbol "PGE." On March 21, 2002, the reported closing sale price on the NYSE was $9.14, and there were 15,703,158 common shares outstanding held by approximately 3,500 holders of record. The following table sets forth the high and low closing sales prices per common share reported on the NYSE and the distributions we paid for the years ended December 31, 2001 and 2000:

	High	Low	Cash Distributions Paid(1)
Fiscal Year 2001			
First quarter	$14.75	$13.88	$0.3375
Second quarter	13.95	12.70	0.3375
Third quarter	14.56	11.73	0.3375
Fourth quarter	13.45	8.42	— (2)
Fiscal Year 2000			
First quarter	$15 1/8	$11 3/4	$0.3375
Second quarter	15 9/16	14 3/8	0.3375
Third quarter	16 7/16	14 7/8	0.3375
Fourth quarter	15 1/2	13 13/16	0.3375(3)

(1) All distributions are per common share and common unit.

(2) No distributions were declared or paid for the 4th quarter of 2001.

(3) On December 20, 2000, our Board declared a dividend of $0.3375 per common share and common unit for the fourth quarter of 2000 to holders of record on December 29, 2000. These dividends were paid January 22, 2001.

Distributions on our common shares and common units are not permitted unless all current and any accumulated distributions on our Series A preferred shares, our Series B preferred shares and the related preferred units in the operating partnership have been paid in full or set aside for payment. We made quarterly distributions to holders of our common shares and Operating Partnership common units through the third quarter of 2001. Due to a number of factors, including a delay in the completion of certain capital transactions then under negotiation, and in light of our current capital resources and needs, our Board decided not to pay a distribution on the common shares and units for the fourth quarter of 2001. See "Business Strategies—Liquidity Requirements." Any future distributions on our preferred and common shares of beneficial interest will be made at the discretion of our Board. These distributions will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of certain proposed capital events, including certain refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board deems relevant. We can give no assurance that we will be able to complete the foregoing capital events or, if they are completed, whether they will be on terms that are favorable to us. We also can give no assurances that if these capital events are completed on terms favorable to us or otherwise, distributions on our common shares and common units will be resumed either for the first quarter of 2002 or thereafter. In addition, we can give no assurances that we will continue to be able to make distributions on our preferred shares of beneficial interest.

Concurrently with the completion of our initial public offering, the Operating Partnership issued an aggregate of 9,994,310 common units to PGI, Primestone Investment Partners L.P. (a joint venture of PGI and a third party—See "Business—Recent Developments"), other contributors and certain members of management in exchange for property contributions and cash. In addition, since our initial public offering through December 31, 2001, the Operating Partnership has issued 449,931 limited partner common units as partial consideration for its acquisition of the first and second mortgage notes of 180 N. LaSalle Street (See "Business—Recent Development") and 751,929 limited partner common units as partial consideration for property acquisitions, in accordance with a contractual arrangement entered into in November 1997, from affiliates of Stephen J. Nardi, a member of our Board. Holders of common units may exchange, after the lock-up period that is generally one year from the date of issuance, if applicable, part or all of the common units for common shares on a one-for-one basis or, at our option, cash equal to the fair market value of a common share at the time of exchange. During 2001, 33,085 of these limited partner common units were exchanged for common shares. During 2000, 90,460 of these limited partner common units were exchanged for common shares and 45,287 limited partner common units were redeemed and cancelled.

As of December 31, 2001, and subject to our 9.9% ownership limitation, all of the remaining 10,713,154 outstanding limited partner common units are exchangeable for common shares or at the option of the Independent Trustees of our Board, cash.

Also concurrently with the completion of our initial public offering, we issued 2,000,000 of our Series A preferred shares, $0.01 par value per share, in a private placement to SCP for an aggregate purchase price of $40.0 million. Our Series A preferred shares are convertible into our common shares. Since January 15, 2002, SCP has the right to cause our Company to redeem up to 2,000,000 shares of Series A preferred at a price of $20.00 per share, or $40.0 million in the aggregate. See "Business Strategies—Liquidity Requirements."

On February 22, 2002, we amended the securities purchase agreement with SCP and agreed to pay a deferral payment, as defined, of 3.5% calculated on the outstanding Series A preferred shares. This payment accrues from February 8, 2002 to the date of notice of redemption and compounds quarterly beginning March 31, 2002. The deferral payment increases by 0.50% every 90 days up to a maximum rate of 5.25%.

On March 25, 1998, we issued 2,579,994 of our common shares in a private placement to several institutional investors. In addition, during 2001, 2000 and 1999, we granted 72,672, 5,000 and 58,048, respectively, of our common shares to certain of our officers and Board members. See "Business—Recent Developments."

The issuance of 2,579,994 of our common shares and the common units described above and our Series A—Cumulative Convertible Preferred Shares constituted private placements of securities which were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

On April 25, 2001, our Operating Partnership acquired 33,085 of our common shares from one of our former employees for a price of approximately $0.5 million, or $14.45 per share. The acquired shares have been pledged to the lenders under the Dearborn Center mezzanine loan as collateral for certain obligations under the loan agreement. In connection with the acquisition of these shares, the former employee agreed to cancel all of his options granted pursuant to our 1997 Share Incentive Plan and an award agreement dated December 17, 1998 between us and the former employee in exchange for a payment equal to the net value of the options.

Item 6. *Selected Financial Data*

The following table sets forth our ("PGRT") and our predecessor's selected consolidated/combined financial data and should be read in conjunction with our and our predecessor's consolidated/combined financial statements included elsewhere in this Form 10-K.

	PGRT—Consolidated Historical					Predecessor—Combined Historical
	Year ended December 31,				Period from November 17, 1997 through December 31, 1997	Period from January 1, 1997 through November 16, 1997
	2001	2000	1999	1998		
	(Dollars in Thousands)					
Statements of Operations Data						
Revenue:						
Rental	$129,834	$135,762	$126,687	$ 97,212	$7,293	$ 27,947
Tenant reimbursements	70,325	67,032	50,171	37,545	2,041	12,490
Mortgage note interest	—	4,864	6,926	5,866	248	—
Services Company revenue	7,219	—	—	—	—	—
Other	12,160	15,606	12,770	6,978	248	1,229
	219,538	223,264	196,554	147,601	9,830	41,666
Expenses:						
Property operations	55,524	54,089	44,446	29,598	2,213	8,622
Real estate taxes	41,528	40,366	34,470	25,077	1,765	8,575
Depreciation and amortization	41,817	37,449	33,258	25,447	2,478	11,241
Interest	51,851	55,755	42,648	30,901	1,680	24,613
Interest-affiliates	—	—	—	—	—	9,804
General and administrative	9,085	10,359	7,565	5,712	267	2,414
Services Company operating expenses	6,898	—	—	—	—	—
Provision for asset impairment	21,837	1,000	—	—	—	—
Loss on tax indemnification	1,191	–	—	—	—	—
Strategic alternative costs	3,289	717	—	—	—	—
Loss on land development option	—	—	600	—	—	—
Financing fees	—	—	—	—	—	1,180
Property and asset management fee-affiliate	—	—	—	—	—	1,348
Provision for environmental remediation costs	—	—	—	—	—	3,205
Total expenses	233,020	199,735	162,987	116,735	8,403	71,002
(Loss) income before (loss) gain on sales of real estate, minority interests, extraordinary items and cumulative effect of change in accounting principle	(13,482)	23,529	33,567	30,866	1,427	(29,336)
Gain (loss) on sales of real estate	292	(2,057)	53,050	—	—	286
(Loss) income before minority interests, extraordinary items and cumulative effect of change in accounting principles	(13,190)	21,472	86,617	30,866	1,427	(29,050)
Minority interests	9,150	(3,564)	(30,687)	(9,368)	(635)	666
(Loss) income before extraordinary items and cumulative effect of change in accounting principles	(4,040)	17,908	55,930	21,498	792	(28,384)
Extraordinary (loss) gain on early extinguishment of debt, net of minority interests in the amount of $93 in 2001, $1,347 in 2000, $754 in 1999, $878 in 1998 and $1,127 in 1997	(137)	(2,176)	(1,082)	(1,253)	—	65,990
(Loss) income before cumulative effect of change in accounting principles	(4,177)	15,732	54,848	20,245	792	37,606
Cumulative effect of change in accounting principles, net of *minority interests of $218 in 2001 and $1,140 in 2000(1)*	(321)	(1,843)	—	—	—	—
Net (loss) income	(4,498)	13,889	54,848	20,245	792	$ 37,606
Net income allocated to preferred shareholders	(12,150)	(12,147)	(12,103)	(7,971)	(345)	
Net (loss) income available to common shareholders	$ (16,648)	$ 1,742	$ 42,745	$ 12,274	$ 447	

	PGRT—Consolidated Historical				
	Year ended December 31,				Period from November 17, 1997 through December 31,
	2001	2000	1999	1998	1997
Basic earnings available to common shares per weighted-average common share(2)					
(Loss) income before gain (loss) on sales of real estate, extraordinary items and cumulative effect of change in accounting principles net, of minority interests	$(1.05)	$ 0.45	$ 0.84	$ 0.91	$0.04
Gain (loss) on sales of real estate, net of minority interests	0.01	(0.08)	2.05	—	—
Extraordinary loss on early extinguishment of debt, net of minority interests	(0.01)	(0.14)	(0.07)	(0.08)	—
Cumulative effect of change accounting principles, net of minority interests(1)	(0.02)	(0.12)	—	—	—
Net (loss) income available per weighted-average common share of beneficial interest—basic	$(1.07)	$ 0.11	$ 2.82	$ 0.83	$0.04
Diluted earnings available to common shares per weighted-average common share(2)					
(Loss) income before gain (loss) on sales of real estate, extraordinary items and cumulative effect of change in accounting principles, net of minority interests	$(1.05)	$ 0.45	$ 0.84	$ 0.91	$0.04
Gain (loss) on sales of real estate, net of minority interests	0.01	(0.08)	2.04	—	—
Extraordinary loss on early extinguishment of debt, net of minority interests	(0.01)	(0.14)	(0.07)	(0.08)	—
Cumulative effect of change in accounting principles, net of minority interests(1)	(0.02)	(0.12)	—	—	—
Net (loss) income available per weighted-average common share of beneficial interest—diluted	$(1.07)	$ 0.11	$ 2.81	$ 0.83	$0.04

	PGRT—Consolidated Historical				
	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in Thousands)				
Balance Sheet Data					
Real estate assets, exclusive of property under development and property held for sale and before accumulated depreciation	$1,206,516	$1,180,206	$1,151,094	$ 843,031	$589,279
Total assets	1,522,389	1,439,093	1,444,175	1,164,514	741,468
Mortgage notes payable, credit facilities, construction financing and bonds payable	925,136	799,171	799,171	593,168	328,044
Total liabilities	1,071,477	924,124	901,767	668,728	370,192
Minority interests	128,806	153,206	169,070	145,781	147,207
Series A Preferred Shares	40,000	39,850	39,703	—	—
Shareholders' equity	282,106	321,913	333,635	350,005	224,069

	PGRT—Consolidated Historical					Predecessor—Combined Historical
	Year ended December 31,				Period from November 17, 1997 through December 31, 1997	Period from January 1, 1997 through November 16, 1997
	2001	2000	1999	1998		
	(Dollars in Thousands)					
Funds from operations(3)	$ 17,680	$ 43,985	$ 54,131	$ 47,996	$ 3,439	$ (14,461)
Cash flows provided by (used in):						
Operating activities	57,510	64,393	106,296	53,525	6,706	(4,241)
Investing activities	(149,444)	(26,248)	(439,793)	(361,384)	(353,864)	(3,926)
Financing activities	73,248	(32,787)	306,907	342,390	355,390	6,331
Ratio of earnings to combined fixed charges and preferred share distributions(4)	—	—	1.21	1.48	1.50	—
Office Properties:						
Square footage	7,807,576	7,955,524	8,049,941	5,833,280	4,073,722	2,353,759
Occupancy (%)	92.0	95.7	95.0	89.9	91.9	88.0
Industrial Properties:						
Square footage	3,914,712	4,187,030	5,146,668	5,834,974	5,832,974	5,696,355
Occupancy (%)	81.7	93.2	84.3	90.5	87.9	87.9
Joint Venture Properties						
Square footage	2,936,596	2,936,956	1,330,604	—	—	—
Leased (%)	72.2	65.3	70.5	—	—	—

(1) In December 1999, the Securities and Exchange Commission (the "Commission") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. We adopted SAB 101 retroactive to January 1, 2000 and recorded a charge to income of $1,843, net of minority interests of $1,140, representing the cumulative effect of adopting SAB 101 as of January 1, 2000. The cumulative effect represents income recognized in 1999 and relates to the permanent property easements and to leasing activity described above. During 2001 and 2000, respectively, we recognized $293 and $487 of other income (a portion of which is included in other property revenues in the consolidated statement of operations) previously recorded in 1999.

On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments. Specifically SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Upon adoption of SFAS 138 and SFAS 133, we recorded as a cumulative effect of an accounting change a net transition adjustment (unrealized loss) of $539 in net income, and a transition adjustment of $3,227 as an increase in accumulated other comprehensive loss. Adoption of the standard resulted in a net transition adjustment of $3,766 on the balance sheet reflected as a $539 reduction in deferred costs, a $1,373 reduction in investment in unconsolidated entities and a deferred hedge liability of $1,854. In August 2001, the Financial Accounting Standards Board issued final guidance on the accounting for options used as hedges under SFAS No. 133. This guidance is pursuant to Derivatives Implementation Group Issue No. G20 ("G20"). Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in other accumulated comprehensive income on the balance sheet. On September 1, 2001, we adopted G20 for its interest rate hedge instruments. Any subsequent unrealized gains or losses due to changes in market value of options, such as interest rate caps, will be recorded in the other accumulated comprehensive income.

(2) Net income available per weighted-average common share of beneficial interest-basic equals net income divided by 15,630,586, 15,408,822, 15,141,630, 14,862,958 and 12,593,000 common shares for the years ended December 31, 2001, 2000, 1999 and 1998 and for the period from November 17, 1997 through December 31, 1997, respectively. Net income available per weighted-average share of beneficial interest-diluted equals net income divided by 15,630,586, 15,539,337, 15,208,911 and 14,875,035, common shares for the year ended December 31, 2001, 2000, 1999 and 1998 and for the period from November 17, 1997 through December 31, 1997, respectively. See Note 6 to our consolidated financial statements for further information.

(3) Industry analysts generally consider Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), an alternative measure of performance of an equity REIT. In October 1999, NAREIT issued a new White Paper statement and redefined how funds from operations is calculated, effective January 1, 2000. Funds from Operations is now defined by NAREIT as net income (loss) determined in accordance with GAAP, excluding gains (or losses) from sales of depreciable operating property, plus depreciation and amortization (other than amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustment for unconsolidated partnerships and joint ventures. Non-recurring items, other than those considered "extraordinary" under GAAP, are no longer adjustments to funds from operations. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, Funds from Operations should be examined in conjunction with net (loss) income as presented in the audited financial statements included elsewhere in this Form 10-K.

We compute Funds from Operations in accordance with standards established by the Board of Governors of NAREIT in its October 1999 White Paper. In addition to this presentation, we also present funds from operations excluding straight-line rental revenue (i.e., rental revenues based on contractual lease terms), which we believe results in a more accurate presentation of our actual operating activities. Funds from Operations does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt repayment obligations, or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net (loss) income, as an indication of our performance or to cash flows as a measure of liquidity or the ability to pay dividends or make distributions.

(4) The ratios of earnings to combined fixed charges and preferred share distributions were computed by dividing earnings by combined fixed charges and preferred share distributions. For this purpose, earnings consist of income (loss) before minority interests, plus combined fixed charges. Combined fixed charges consist of interest incurred, amortization of debt issuance costs and preferred share distributions. Our 2001 and 2000 earnings and the Predecessor's historical earnings were insufficient to cover fixed charges by approximately \$49,506, \$2,850, \$29,050 for the years ended December 31, 2001 and 2000, for the period from January 1, 1997 through November 16, 1997, respectively.

The following is our consolidated quarterly summary of operations:

	Year ended December 31, 2001				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share amounts)				
Total revenues(1)	$219,538	$ 53,284	$55,498	$54,371	$56,385
Total expenses	233,020	67,979	57,812	52,841	54,388
Income before (loss) gain on sales of real estate, minority interests, extraordinary items and cumulative effect of change in accounting principle	(13,482)	(14,695)	(2,314)	1,530	1,997
(Loss) gain on sales of real estate	292	—	(2,444)	1,902	834
(Loss) income before minority interests, extraordinary items, and cumulative effect of change in accounting principle	(13,190)	(14,695)	(4,758)	3,432	2,831
(Income) loss allocated to minority interests	9,150	6,005	3,186	(149)	108
(Loss) income before extraordinary items and cumulative effect of change in accounting principle	(4,040)	(8,690)	(1,572)	3,283	2,939
Extraordinary items—loss on early extinguishment of debt, net of minority interests in the amount of $53 in the second quarter, and $40 in the first quarter(2)	(137)	—	—	(78)	(59)
(Loss) income before cumulative effect of change in accounting principle	(4,177)	(8,690)	(1,572)	3,205	2,880
Cumulative effect of change in accounting principle, net of minority interests of $218(3)	(321)	—	—	—	(321)
Net (loss) income	(4,498)	(8,690)	(1,572)	3,205	2,559
Net income allocated to preferred shareholders	(12,150)	(3,041)	(3,036)	(3,037)	(3,036)
Net (loss) income available to common shares	$(16,648)	$(11,731)	$(4,608)	$ 168	$ (477)
Basic earnings available to common shares per weighted average common share					
(Loss) income before (loss) gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle, net of minority interests	$ (1.05)	$ (0.75)	$ (0.20)	$ (0.06)	$ (0.04)
Gain (loss) on sales of real estate, net of minority interests	0.01	—	(0.09)	0.07	0.03
Extraordinary loss on extinguishment of debt, net of minority interests	(0.01)	—	—	(0.01)	—
Cumulative effect of change in accounting principle, net of minority interests(3)	(0.02)	—	—	—	(0.02)
Net (loss) income available per weighted-average common share of beneficial interest—basic	$ (1.07)	$ (0.75)	$ (0.29)	$ 0.00	$ (0.03)
Weighted average common shares outstanding—basic	15,631	15,641	15,641	15,635	15,604
Diluted earnings available to common shares per weighted average common share					
(Loss) income before (loss) gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle, net of minority interests	$ (1.05)	$ (0.75)	$ (0.20)	$ (0.06)	$ (0.04)
Gain (loss) on sales of real estate, net of minority interests	0.01	—	(0.09)	0.07	0.03
Extraordinary loss on extinguishment of debt, net of minority interests	(0.01)	—	—	(0.01)	—
Cumulative effect of change in accounting principle, net of minority interests(3)	(0.02)	—	—	—	(0.02)
Net (loss) income available per weighted-average common share of beneficial interest—diluted	$ (1.07)	$ (0.75)	$ (0.29)	$ 0.00	$ (0.03)
Weighted average common shares outstanding-diluted	15,631	15,641	15,641	15,635	15,604
Distributions paid per common share	$ 1.01	$ —	$0.3375	$0.3375	$0.3375

The following is our consolidated quarterly summary of operations:

	Year ended December 31, 2000				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share amounts)				
Total revenues(1)	$223,264	$55,498	$57,468	$54,944	$55,354
Total expenses	199,735	52,501	51,005	48,627	47,602
Income before (loss) gain on sales of real estate, minority interests, extraordinary items and cumulative effect of change in accounting principle	23,529	2,977	6,463	6,317	7,752
(Loss) gain on sales of real estate	(2,057)	(7,774)	8,302	(3,781)	1,196
Income before minority interests, extraordinary items, and cumulative effect of change in accounting principle	21,472	(4,777)	14,765	2,536	8,948
(Income) loss allocated to minority interests	(3,564)	3,486	(4,857)	209	(2,402)
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	17,908	(1,291)	9,908	2,745	6,546
Extraordinary items—loss on early extinguishment of debt, net of minority interests in the amount of $447 in the fourth quarter, $604 in the third quarter, and $296 in the second quarter	(2,176)	(911)	(857)	(408)	—
Income before cumulative effect of change in accounting principle	15,732	(2,202)	9,051	2,337	6,546
Cumulative effect of change in revenue recognition, net of minority interests of $1,140(1)	(1,843)	—	—	—	(1,843)
Net income	13,889	(2,202)	9,051	2,337	4,703
Net income allocated to preferred shareholders	(12,147)	(3,037)	(3,036)	(3,037)	(3,037)
Net income (loss) available to common shares	$ 1,742	$ (5,239)	$ 6,015	$ (700)	$ 1,666
Basic earnings available to common shares per weighted average common share					
Income before (loss) gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle, net of minority interests	$ 0.45	$ 0.02	$ 0.13	$ 0.12	$ 0.18
(Loss) gain on sales of real estate, net of minority interests	(0.08)	(0.30)	0.31	(0.14)	0.05
Extraordinary loss on extinguishment of debt, net of minority interests	(0.14)	(0.06)	(0.05)	(0.03)	—
Cumulative effect of change in revenue recognition, net of minority interests	(0.12)	—	—	—	(0.12)
Net income (loss) available per weighted-average common share of beneficial interest—basic	$ 0.11	$ (0.34)	$ 0.39	$ (0.05)	$ 0.11
Weighted average common shares outstanding—basic	15,409	15,591	15,543	15,286	15,216
Diluted earnings available to common shares per weighted average common share					
Income before (loss) gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle, net of minority interests	$ 0.45	$ 0.02	$ 0.13	$ 0.12	$ 0.18
(Loss) gain on sales of real estate, net of minority interests	(0.08)	(0.30)	0.31	(0.14)	0.05
Extraordinary loss on extinguishment of debt, net of minority interests	(0.14)	(0.06)	(0.05)	(0.03)	—
Cumulative effect of change in revenue recognition, net of minority interests	(0.12)	—	—	—	(0.12)
Net income (loss) available per weighted-average common share of beneficial interest—diluted	$ 0.11	$ (0.34)	$ 0.39	$ (0.05)	$ 0.11
Weighted average common shares outstanding—diluted	15,539	15,591	15,742	15,430	15,290
Distributions paid per common share	$ 1.35	$0.3375	$0.3375	$0.3375	$0.3375

(1) During the fourth quarter of 2000, we changed our method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Effective January 1, 2000, we recorded a charge to income of $1,843, net of minority interests of $1,140, representing the cumulative effect of adopting SAB 101 as of January 1, 2000. During 2001 and 2000, respectively, we recognized $293 and $487 of other income (a portion of which is included in other property revenues in our consolidated statement of operations) previously recorded in 1999.

(2) For the year ended December 31, 2001, the second quarter extraordinary loss previously reported has been restated by $223, net of minority interests of $153, to reflect an adjustment we recorded in the fourth quarter to reverse the write-off of deferred financing fees incorrectly recorded in the second quarter. The restatement did not significantly affect our trend of earnings.

(3) On January 1, 2001, we adopted SFAS No. 133, as amended by SFAS 138. SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments. Specifically SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Upon adoption of SFAS 138 and SFAS 133, we recorded as a cumulative effect of an accounting change a net transition adjustment (unrealized loss) of $539 in net income, and a transition adjustment of $3,227 as an increase in accumulated other comprehensive loss. Adoption of the standard resulted in a net transition adjustment of $3,766 on the balance sheet reflected as a $539 reduction in deferred costs, a $1,373 reduction in investment in unconsolidated entities and a deferred hedge liability of $1,854. In August 2001, the Financial Accounting Standards Board issued final guidance on the accounting for options used as hedges under SFAS No. 133. This guidance is pursuant to Derivatives Implementation Group Issue No. G20 ("G20"). Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in other accumulated comprehensive income on the balance sheet. On September 1, 2001, we adopted G20 for its interest rate hedge instruments. Any subsequent unrealized gains or losses due to changes in market value of options, such as interest rate caps, will be recorded in the other accumulated comprehensive income.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

The following discussion should be read in conjunction with our historical consolidated financial statements and related notes thereto included elsewhere in this Form 10-K.

We are a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) which owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. Our portfolio of completed properties as of December 31, 2001 consists of 24 office properties, containing an aggregate of 7.8 million net rentable square feet and 30 industrial properties containing an aggregate of 3.9 million net rentable square feet. We also own a joint venture interest in two office properties containing an aggregate of 1.3 million net rentable square feet. We are currently developing Dearborn Center in downtown Chicago, a 1.5 million rentable square foot office tower that is scheduled to be available for low-rise occupancy by the end of the third quarter of 2002 and completed in the second quarter of 2003. We own approximately 97% of this property and we consolidate its operations. The portfolio also includes approximately 202.1 acres of developable land and rights to acquire more than 31.6 additional acres of developable land which management believes could be developed with approximately 5.0 million rentable square feet of office and industrial space. In addition, we have an equity ownership interest in a development joint venture which developed 0.1 million square feet of rentable space in suburban Chicago.

As of December 31, 2001, in terms of net rentable square feet, approximately 89.0% of our office properties and all of our industrial properties were located in the Chicago metropolitan area in prime business locations within established business communities. Our properties located in the Chicago metropolitan area account for approximately 90.2% of our rental revenue and 95.5% of our tenant reimbursements revenue for the year ended December 31, 2001. Our remaining office properties are located in the Cleveland, Ohio and Knoxville, Tennessee.

Our income is derived primarily from rental revenue (including tenant reimbursements) from our properties. We expect that revenue growth over the next several years will come from revenue generated through increased rental and occupancy rates in the current portfolio.

Forward-Looking Statements

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and Notes thereto contained herein. Statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect management's current view with respect to future events and financial performance. Such forward-looking statements are subject to certain risks and uncertainties including, but not limited to, the effects of future events on our financial performance; risks associated with our high level of leverage and our ability to refinance our indebtedness as it becomes due; the risk that we or our subsidiaries will not be able to satisfy scheduled debt service obligations or will not remain in compliance with existing loan covenants; the effects of future events, including tenant bankruptcies; the risk that we may be unable to finance our development and short-term operational activities; risks related to the industrial and office industry in which our properties compete, including the potential adverse impact of external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences; risks associated with our development activities, such as the potential for cost overruns, delays and lack of predictability with respect to the financial returns associated with these development activities; the risk of a potential increase in market interest rates from current rates; and risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties' systems as well as our tenants and vendors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of December 31, 2001.

Among the matters about which we have made assumptions are the following:

- future economic conditions which may impact the demand for office and industrial space and our tenants' ability to pay rent, either at current or increased levels;
- prevailing interest rates;
- the effect of any inflation on operating expenses;
- our ability to reduce various expenses as a percentage of revenues;
- our ability to pay amounts due to our preferred shareholders prior to any distribution to our common shareholders; and
- the availability of financing and capital.

In addition, historical results and percentage relationships set forth herein are not necessarily indicative of future operations.

Results of Operations

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000.

The changes in rental and tenant reimbursements income, other property revenues, property operating expenses, real estate taxes and depreciation and amortization during 2001 from 2000 are due in part principally to the addition of a full year of operating results in 2001 for five properties acquired and three properties placed in service during 2000, the inclusion in 2001 of a full year of operating results for the office property known as 180 North LaSalle following its consolidation in our financial statements commencing August 1, 2000 and the addition of a partial year of operating results in 2001 for one property acquired during the third quarter of 2001 (collectively, the "Additional Properties"). The increases in the various items of operating revenues and expenses resulting from the inclusion in 2001 of the Additional Properties were offset by decreases primarily due to the sale of 16 properties and a parking facility in 2000, and the inclusion in 2001 of only a partial year of operating results for the three properties sold in 2001 (collectively, the "Sold Properties").

For the year ended December 31, 2001, rental revenue decreased $5.9 million, or 4.4%, to $129.8 million, tenant reimbursement income increased $3.3 million, or 4.9%, to $70.3 million, other property revenue decreased $0.5 million, or 6.4%, to $7.6 million, property operating expenses increased $1.4 million, or 2.7%, to $55.5 million, real estate tax expense increased $1.2 million, or 2.9%, to $41.5 million and depreciation and amortization increased $4.4 million, or 11.7%, to $41.8 million as compared to the year ended December 31, 2000. The Additional Properties resulted in increased rental revenue of $9.3 million, tenant reimbursement income of $3.4 million, other property revenue of $0.1 million, property operating expenses of $3.5 million, real estate tax expense of $1.7 million, and depreciation and amortization of $3.2 million for the year ended December 31, 2001. The Sold Properties resulted in decreased rental revenue of $14.5 million, tenant reimbursement income of $4.2 million, other property revenue of $0.4 million, property operating expenses of $5.6 million, real estate tax expense of $3.0 million, and depreciation and amortization of $3.1 million for the year ended December 31, 2001. For properties held for the entire year in both 2001 and 2000, rental revenue decreased $0.7 million, primarily due to a $1.0 million reduction in lease termination revenue in 2001 as compared to 2000. Property operating expenses increased $3.5 million due to higher property repairs and utility costs and a bad debt associated with an industrial tenant's bankruptcy. Real estate taxes increased $2.5 million due to a triennial reassessment of property values. As a result of the increases in property operating expenses and real estate taxes, tenant reimbursement income increased $4.1 million. Depreciation and amortization increased $3.4 million due to additional lease costs and tenant improvements associated with the leasing and releasing of tenant space.

Mortgage note interest income decreased $4.9 million for the year ended December 31, 2001, as compared to the same period in 2000, due to the acquisition of the second mortgage note encumbering the office property known as 180 North LaSalle on August 1, 2000, and the property's operations being consolidated as of that date.

Interest income and other revenue decreased $2.9 million, or 38.9%, to $4.6 million for the year ended December 31, 2001, as compared to the same period in 2000. This decrease was primarily due to decreased commission income from Dearborn Center, decreased interest income due to lower interest rates and cash reserves and decreased leasing income due to the consolidation of the office property known as 180 N. LaSalle commencing August 1, 2000.

For the twelve months ended December 31, 2001, Services Company revenues were $7.2 million. This represents revenues of the Services Company, a taxable REIT subsidiary, which was previously treated as an investment accounted for on the equity method of accounting and which is being consolidated effective January 1, 2001 due to our acquisition of its common stock as of that date.

Interest expense decreased $3.9 million, or 7.0%, to $51.9 million during the year ended December 31, 2001. The decrease was principally due to decreases in the index rate for certain variable rate debt.

General and administrative expense decreased $1.3 million, or 12.3%, to $9.1 million during the year ended December 31, 2001. The decrease was primarily due to decreased professional fees in 2001.

For the year ended December 31, 2001, we recorded a $21.8 million provision for asset impairment representing the write-downs of an operating property and four development projects. For the year ended December 31, 2000, we recorded a $1.0 million provision for asset impairment representing the write-down of a development project.

For the years ended December 31, 2001 and 2000, respectively, we incurred $3.3 million and $0.7 million of professional and other fees and expenses in our review/exploration of potential strategic alternative transactions, which have included portfolio asset sales and joint venture and merger possibilities.

In 2001, we elected not to use the proceeds from a property sale to acquire a replacement property but rather elected to use the proceeds for general corporate purposes. A portion of the gain on the sale of the property was covered by tax indemnity agreements with two partners in our Operating Partnership. As a result, for the year ended December 31, 2001, we recorded a $1.2 million tax indemnification loss representing our liability to the partners for tax indemnity payments under these agreements.

For the twelve months ended December 31, 2001, Services Company operating expenses were $6.9 million. This represents expenses from the Services Company, a taxable REIT subsidiary, which we began to consolidate as of January 1, 2001.

For the year ended December 31, 2001, the net gain on sales of certain real estate was $0.3 million. For the year ended December 31, 2000, the net loss on sales of certain real estate was $2.1 million.

Income allocated to minority interests decreased $12.7 million, or 356.7%, to a $9.2 million loss for the year ended December 31, 2001 due to a decrease in income before minority interests, extraordinary items and the cumulative effect of a change in accounting principles of $34.7 million, or 161.4%, to a $13.2 million loss. The decrease is primarily due to strategic alternative costs, a provision for asset impairment, and to the Additional Properties and Sold Properties and the effects they had on revenue and expenses, as described above, partially offset by the results of sales of real estate.

The extraordinary loss on extinguishments of debt, net of minority interests, was $0.1 million for the year ended December 31, 2001, due to the write-off of unamortized deferred financing fees related to the mortgage debt repaid upon debt refinancing or the sale of certain properties. For the year ended December 31, 2000, the extraordinary loss on extinguishments of debt, net of minority interests was $2.2 million.

The cumulative effect of the change in accounting principles, net of minority interests, was $0.3 million and $1.8 million for the years ended December 31, 2001 and December 31, 2000, respectively. This represents the adoption of Statement of Financial Accounting Standards 133 and SAB 101, effective January 1, 2001, and January 1, 2000, respectively. See Note 1 to our consolidated financial statements for additional information.

Net income decreased $18.4 million, or 132.4%, to a $4.5 million loss for the year ended December 31, 2001 due to the changes in revenue, expenses, net gain on sales of real estate, provisions for asset impairment, strategic alternative review costs, extraordinary loss on the extinguishment of debt and the cumulative effect of a change in accounting principles described above associated with acquisitions, dispositions, refinancings and new leasing and releasing of tenant space.

Comparison of the Year Ended December 31, 2000 to the Year Ended December 31, 1999.

Rental and tenant reimbursement income, property operating expenses, real estate taxes, and depreciation and amortization increased in 2000 from 1999 primarily due to the inclusion of a full year of operating results in 2000 for eight properties acquired and two properties placed in service in 1999, the addition of a partial years of operating results for five properties acquired and two properties placed in service in 2000, and the addition of a partial year of operations for the office property known as 180 N. LaSalle following its consolidation in our financial statements commencing August 1, 2000 (collectively, the "Additional Properties"). These increases are offset by decreases principally due to the sale of eleven properties in 1999; only a partial year's worth of operating results for sixteen properties and one parking facility sold in 2000; and the sale of 50% common interest in the office property known as 77 West Wacker Drive in the third quarter of 1999, but is accounted for on the equity method of accounting commencing October 1, 1999 (collectively, the "Sold Properties").

For the year ended December 31, 2000, rental revenue increased $9.1 million, or 7.2%, to $135.8 million, tenant reimbursement income increased $16.9 million, or 33.6%, to $67.0 million, other property revenue decreased $3.1 million, 27.7%, to $8.1 million, property operating expenses increased $9.6 million, or 21.7%, to $54.1 million, real estate tax expense increased $5.9 million, or 17.1%, to $40.4 million and depreciation and amortization increased $4.2 million, or 12.6%, to $37.4 million as compared to the year ended December 31, 1999. The Additional Properties resulted in increased rental income of $38.7 million, tenant reimbursement income of $24.3 million, other property revenue of $0.3 million, property operating expenses of $14.7 million, real estate tax expense of $12.2 million, and depreciation and amortization of $11.4 million for the year ended December 31, 2000. The Sold Properties resulted in decreased rental income of $29.0 million, tenant reimbursement income of $11.3 million, other property revenue of $1.5 million, property operating expenses of $6.8 million, real estate tax expense of $8.8 million, and depreciation and amortization of $8.4 million for the year ended December 31, 2000. For properties held in both 2000 and 1999, rental revenue decreased $0.6 million, primarily due to less revenue from lease terminations in 2000 as compared to 1999. Tenant reimbursement income increased $3.9 million, other property revenue decreased $1.9 million, property operating expenses increased $2.3 million and real estate taxes increased $1.9 million. Tenant reimbursement income increased as a result of the increases in property operating expenses and real estate taxes. Depreciation and amortization increased $1.2 million due to additional lease costs and tenant improvements resulting from new leasing and releasing of tenant space.

Mortgage note interest income decreased $2.1 million, or 29.8%, to $4.9 million for the year ended December 31, 2000, as compared to the same period in 1999, due to the acquisition of the second mortgage note encumbering the office property known as 180 North LaSalle on August 1, 2000, and the property's operations being consolidated as of that date.

Other revenue increased $5.9 million, or 378.8%, to $7.5 million for the year ended December 31, 2000, as compared to the same period in 1999, primarily due to increases in interest income earned on restricted cash escrow balances and leasing commissions earned with respect to Dearborn Center. In addition, other revenue is lower in 1999 due to our share of the Services Company's $2.8 million write-off of goodwill.

Interest expense increased $13.1 million, or 30.7%, to $55.8 million during the year ended December 31, 2000. The increase was principally due to new mortgages obtained on certain of the properties which were acquired in 2000 and 1999 and the impact of increases in market interest rates on our variable rate debt.

General and administrative expense increased $2.8 million, or 36.9%, to $10.4 million during the year ended December 31, 2000. The increase was primarily due to the capitalization of salaries and benefits related to our computer system conversion project in 1999 and increased professional fees in 2000.

For the year ended December 31, 2000, we recorded a $1.0 million provision for asset impairment associated with property held for future development based upon our assessment that these costs have no future value.

For the year ended December 31, 2000, we incurred $0.7 million of professional and other fees and expenses in our review/exploration of strategic alternatives, which include portfolio asset sales, joint venture and merger possibilities.

For the year ended December 31, 2000, the net loss on sales of certain real estate was $2.1 million, as described in "Recent Developments." For the year ended December 31, 1999, the net gain on sales of real estate was $53.0 million.

Income allocated to minority interests decreased $27.1 million, or 88.4%, to $3.6 million for the year ended December 31, 2000 due to a decrease in income before minority interests, extraordinary items and the cumulative effect of a change in revenue recognition of $10.0 million, or 29.9%, to $23.5 million. The decrease is due to strategic alternative review costs of $0.7 million, a $1.0 million provision for asset impairment, the results of sales of real estate and to the Additional Properties and Sold Properties and the effects they had on revenue and expenses, as described above.

The extraordinary losses on extinguishments of debt, net of minority interests, was $2.2 million for the year ended December 31, 2000, due to the write-off of unamortized deferred financing fees related to the mortgage debt repaid upon the sale of certain properties.

The cumulative change in revenue recognition, net of minority interests of $1.8 million represents the adoption of SAB 101, effective January 1, 2000. See Note 1 to our consolidated financial statements for additional information.

Net income decreased $41.0 million, or 74.7%, to $13.9 million for the year ended December 31, 2000 due to the changes in revenue, expenses, net loss on sales of real estate, minority interests, extraordinary losses on the extinguishments of debt, and the cumulative effect of a change in revenue recognition described above associated with acquisitions, dispositions, and new leasing and releasing of tenant space.

Liquidity and Capital Resources

Recent Developments. As previously disclosed, we and our financial advisors have been exploring the possibility of various strategic alternatives, including the possible sale or joint venture of all of a portion of our office and industrial portfolios, and the possible sale of the entire Company or a similar business combination transaction. Notwithstanding the substantial efforts of management and our financial advisors, we have not been successful in executing a strategic transaction on terms we feel are favorable to our shareholders. We continue to pursue possible strategic alternatives that would be beneficial to our shareholders; however, there can be no assurance that any such transaction or transactions will occur.

Liquidity. Net cash provided from operations represents the primary source of liquidity to fund distributions, debt service and recurring capital costs. In order to qualify as a REIT for federal income tax purposes, we must distribute 90% of our taxable income (excluding capital gains) annually. In accordance with their revised terms, we pay an annual dividend of up to a maximum of 12.75% per annum ($2.50 per share) for each Series A preferred share, including the Deferred Rate (see "Preferred Shares") and 9% per annum ($2.25 per share) for each Series B preferred share. Due to a number of factors, including our current capital resources and needs, our Board decided not to pay a distribution on the common shares/units for the fourth quarter of 2001. See "Business Strategies—Liquidity Requirements." Any future distributions on our preferred and common shares of beneficial interest will be made at the discretion of our Board. These distributions will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of certain proposed capital events, including certain refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board deems relevant. We can give no assurance that we will be able to complete the foregoing capital events or, if they are completed, whether they will be on terms that are favorable to us. We also can give no assurance that if these capital events are completed on terms favorable to us or otherwise, distributions on our common shares and common units will be resumed either for the first quarter of 2002 or thereafter. In addition, we can give no assurances that we will continue to be able to make distributions on our preferred shares of beneficial interest.

Under the terms of the construction loans related to the Dearborn Center development, we are required, among other things, to maintain a minimum unrestricted cash balance of $20.0 million at the end of each fiscal quarter beginning with the end of the fiscal quarter ended December 31, 2000. At December 31, 2001, the unrestricted cash balance was less than $20.0 million. In consideration for the waiver from the lenders, we are required to deposit $2.0 million into a cash collateral account over a fourth month period, with a $0.5 million initial deposit made at the time the waiver was given, and to pledge, as additional collateral under the loans, the tax increment financing payments that we will receive from the City of Chicago with respect to Dearborn Center. The waiver covers the quarters ended December 31, 2001 and March 31, 2002. Additionally, the lenders agreed to permanently reduce the $20.0 million unrestricted cash balance covenant to $17.5 million.

Under the terms of three mortgage loans payable totaling $81.0 million, we are required to maintain $20.0 million in unrestricted cash balances at the end of each fiscal quarter. At December 31, 2001, we did not have sufficient unrestricted cash balances to meet this requirement. During the first quarter of 2002, we obtained a waiver from the lender for the fiscal quarter ended December 31, 2001. We do not expect to meet this requirement as of March 31, 2002 and we are engaged in discussions with the lender to obtain a waiver for the fiscal quarter ended March 31, 2002.

Under the terms of a $20.0 million mortage note payable collateralized by three of our properties and a $9.0 million letter of credit facility with the same lender, we are required to limit the amount of distributions that can be paid on our common shares and units to a maximum of 90% of funds from operations (as defined) for each calendar year. At December 31, 2001 we did not meet this requirement with respect to calendar year 2001. In March 2002, we obtained amendments to the mortgage loan and the letter of credit facility. Under the amendments, we obtained a waiver of the distribution covenant for calendar year 2001, and we agreed, among other things, to increase a $3.5 million guaranty related to a $12.5 million mezzanine facility on our 33 West Monroe property with the same lender to a full guaranty of such mezzanine loan.

The covenants contained in many of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and liabilities as a percentage of total assets, as well as minimum net worth levels and limits as to recourse indebtedness. Compliance with these covenants is highly dependent on our financial results and could be impacted by future capital events such as asset sales, debt refinancings and new debt or equity transactions. There can be no assurance that we will meet these covenants in the future and, if we do not meet a covenant, whether appropriate loan modifications or waivers can be obtained. In addition, certain loans contain cross-default provisions whereby a default under the covenants related to one loan agreement would also result in a default under the provisions of one or more other loans. Failure to meet a covenant could result in a requirement for a principal paydown, accelerated maturity, additional collateral or other changes in terms. This could also adversely affect our ability to obtain additional sources of financing or equity capital.

Given our current level of debt, availability of collateral and our current financing arrangements, we may not be able to obtain additional debt at interest rates which are below the rates of return on our properties. In addition, any equity capital we might raise may be dilutive to our current shareholders. As previously discussed, we are currently negotiating with third parties to sell certain properties in our portfolio. There can be no assurances that we will consummate debt, equity or asset sales transactions which would yield proceeds of sufficient nature and in a timeframe necessary to fund our projected operating and capital needs on a current basis.

The following tables disclose our contractual obligations and commercial commitments as of December 31, 2001:

Contractual Obligations	Total	Payments Due by Period (in thousands) Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Mortgage notes payable(A)	$ 762,349	$228,438	$108,887	$157,216	$267,808
Bonds payable(B)	57,150	57,150	—	—	—
Construction financing	105,637	—	105,637	—	—
Capital lease obligations(C)	1,052	328	713	11	—
Operating leases(C)	17,482	2,922	4,764	4,374	5,422
Tenant improvement allowances(C)(D)	9,585	9,585	—	—	—
Liabilities for leases assumed and lease reimbursement obligations(C)(E)	102,092	10,946	21,797	20,357	48,992
Total contractual cash obligations	$1,055,347	$309,369	$241,798	$181,958	$322,222

(A) Included in mortgage notes payable due in 2002 is a $153,200 mortgage note, which can be extended for up to two years at our option. Also included in mortgage notes payable due during 2002 is a $29,400 mortgage note, which we extended for one year in January 2002. In addition, we repaid $21,500 of mortgage notes payable out of the proceeds of the Aurora land sale and the put which we exercised with respect to our joint venture interest in the Monroe Wacker parcel. See "Recent Developments." We intend to refinance or extend the maturity dates on the remainder.

(B) The maturity of these bonds would have been accelerated upon the scheduled expiration of letters of credit, which letters of credit support the bonds, in January 2002. On January 2, 2002, we purchased $23,250 of the bonds and obtained replacement letters of credit of $25,241 which have a maturity date of January 2, 2007.

(C) We anticipate funding these obligations from operations and the proceeds of equity, debt or asset sale(s) transaction as discussed in "Liquidity and Capital Resources."

(D) We have escrows of $3,699 which may be utilized to fund these obligations.

(E) These obligations would be offset by any receipts from subleasing of the related space. We currently have executed subleases which we estimate will provide subleasing receipts of $7,320.

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period (in thousands) Less than 1 year	1-3 Years	4-5 Years	Over 5 Years
Standby letters of credit (A)	$ 59,275	$ 59,268	$ 7	$ —	$ —
Guarantees (B)	143,600	60,532	58,357	20,789	3,922
Tax indemnifications (C)	1,191	1,191	(C)	(C)	(C)
Series A preferred shares (D)	15,000	3,000	6,000	6,000	(D)
Series B preferred shares (E)	45,000	9,000	18,000	18,000	(E)
Total commercial commitments	$264,066	$132,991	$82,364	$44,789	$3,922

(A) Included in the total are letters of credit of $48,800 that expired and were replaced on January 2, 2002. The letters of credit were used to credit support tax-exempt industrial development revenue bonds on certain of our industrial facilities. On January 2, 2002, we purchased $23,250 of the bonds and obtained replacement letters of credit of $25,241 which have a maturity date of January 2, 2007.

(B) Included in the total is our guarantee related to the Dearborn Center construction loan of $48,397, having a maturity date of January 5, 2004. The guarantee will increase to a maximum of $60,000 as additional funds are drawn under the construction loan commitment. In addition, we guaranteed $3,500 of a $12,500 mezzanine facility maturing on November 15, 2003. In March 2002, we increased our guaranty to a full loan guaranty of $12,500 in consideration for an amendment to certain financial covenant requirements related to a $20,000 mezzanine facility from the same lender maturing June 30, 2003. On January 9, 2002, we extended the maturity date of the $30,000 mortgage note payable secured by 100% of its ownership interest in IBM Plaza, Chicago, Illinois, until February 23, 2003. The guarantee of $2,500 is shown as expiring on February 23, 2002. However, the guarantee will in fact expire at the same time as the maturity date of the mortgage note payable on February 23, 2003.

(C) The total represents tax indemnity payments accrued during 2001 and payable April 15, 2002, of $1,177 to IBD Contributors and $14 to NAC contributors for the sale of 43-47 Hintz Road. We also estimate our maximum possible exposure on tax indemnifications to be an additional $81,952 if all indemnity properties had been sold as of December 31, 2001. The amount of certain indemnities decreases by 10% each calendar year. (See "Tax Indemnity Agreements").

(D) Dividends are cumulative and payable at a 7.5% annual rate each quarter that the Series A preferred shares remain outstanding. In addition, SCP has a contractual right under the securities purchase agreement, as amended, relating to the Series A preferred shares, to require us to redeem the Series A preferred shares at a redemption price equal to $20 per share, plus accrued dividends to the date of redemption, upon 10 days prior written notice, which redemption may be required by SCP at any time during the period from January 15, 2002 through January 14, 2004. On February 22, 2002, we amended the agreement and agreed to an additional deferral payment, as defined, of 3.5% calculated on the outstanding Series A preferred shares. This payment accrues from February 8, 2002 to the date of notice of redemption, is payable at redemption and compounds quarterly beginning March 31, 2002. The deferral payment increases by 0.50% every 90 days up to a maximum of 5.25%. As notice of redemption has not been given, the timing and total amount ultimately payable is not determinable and are, therefore, not shown herein. We may from time to time continue to negotiate SCP to modify the terms of the securities purchase agreement.

(E) Dividends are cumulative and payable at a 9.0% annual rate each quarter that the Series B preferred shares remain outstanding. The Series B preferred shares rank senior to the common shares and the Series A preferred shares as to the payment of dividends.

As discussed under "Capital Improvements", we anticipate the funding of increased capital expenditures for tenant improvements and leasing commissions in 2002, primarily in our suburban office portfolio, to retenant space that has recently vacated or is anticipated to be vacated during the year. Anticipated cash flow from operations, after the funding of debt service payments and other fixed charges, is not sufficient to fund these expenditures. Therefore, these activities are highly dependent on our ability to obtain additional financing or equity capital or to sell assets. Failure to obtain additional sources of funds from debt or equity transactions or from the proceeds of asset sales would severely impact our ability to re-lease and properly maintain our properties.

Tenant Concentration. The following represents our five largest tenants based on gross revenue received during 2001 (in thousands):

Tenant	Gross Tenant Revenue	% Of Total Company Revenue
Arthur Andersen	$17,602	8.0
Jenner & Block	13,801	6.3
National City Bank	10,078	4.6
IBM Corporation	8,490	3.9
Motorola	6,655	3.0
	$56,626	25.8%

If one or more of these tenants were to experience financial difficulties and cease paying rent, our cash flow and earnings would likely be negatively impacted in the near term. The extent and length of this would be impacted by several factors, including:

- the nature of the financial difficulties;
- our ability to obtain control of the space for releasing;
- market conditions;
- the length of time it would require for us to release the tenant's space; and
- whether the tenant's rent was above or below market.

Arthur Andersen LLP currently leases 664,162 net rentable square feet in two of our office properties (587,313 square feet at 33 West Monroe Street and 76,849 square feet at 330 North Wabash Avenue). Arthur Andersen's current net rent at these properties is substantially below market rent for comparable buildings in the downtown Chicago office market. Given the widely publicized uncertainties facing Arthur Andersen, there can be no assurance that Arthur Andersen will continue to occupy space in our portfolio, pay rent for such space on a timely basis, and fulfill its lease obligations. If Arthur Andersen were to cease payment of its rental obligation, this would negatively impact our ability to meet our financial obligations.

Property Sales. During the year ended December 31, 2001, we sold various office and industrial properties and vacant land parcels (see "Recent Developments") and used a portion of the net proceeds to acquire other office and industrial properties and land parcels, retire debt, fund development activities and for general corporate needs.

Preferred Shares. Our outstanding preferred shares contain restrictions on our ability to issue additional preferred shares and, in certain circumstances, incur additional indebtedness. In addition, SCP, the holder of our Series A preferred shares, has a current contractual right under the securities purchase agreement, as amended, relating to the Series A preferred shares, to require us to redeem the Series A preferred shares at a redemption price equal to $20 per share, plus accrued dividends to the date of redemption, upon 10 days prior written notice, which redemption may be required by SCP at any time during the period from January 15, 2002 through January 14, 2004. On February 22, 2002, we amended the agreement and agreed to an additional deferral payment (as defined), of 3.5% calculated on the outstanding Series A preferred shares. This payment accrues from February 8, 2002 to the date of notice of redemption, is payable at redemption and compounds quarterly beginning March 31, 2002. The deferral payment increases by 0.50% percent every 90 days up to a maximum rate of 5.25%. We are now, and may from time to time in the future continue to negotiate with SCP to modify the terms of the securities purchase agreement.

Our anticipated cash flows from operations in 2002 may not be sufficient to fund our preferred dividends on a current basis. Payment of these dividends may be dependent on our ability to defer the funding of our capital requirements and/or to obtain additional financing and equity capital or to sell assets. Failure to obtain additional sources of funds from debt or equity capital or from the proceeds of asset sales may result in a suspension of our Series A and Series B preferred share dividends on a current basis. As a result of any suspension, our Series A preferred shareholder may decide to exercise its put right. In addition, the holders of our Series A preferred shares have the right to elect one additional member to our Board (or two additional members if our Board consists of more than 10 members) if two consecutive quarterly distributions (i) on the Series A preferred shares, or (ii) on our common shares in an amount of at least $0.3375 per share, are not made. The term of any Trustee elected by the Series A preferred shareholders will expire, as applicable, whenever all arrears in dividends on the Series A preferred shares have been paid and current dividends declared and set apart for payment, we have paid a dividend on our common shares at least equal to $0.3375 for two consecutive quarters. The holders of our Series B preferred shares have the right to elect two additional members to our Board if six consecutive quarterly distributions on the Series B preferred shares are not made. The term of any Trustees elected by the Series B preferred shareholders will expire whenever all arrears in dividends on the Series B preferred shares have been paid and current dividends declared and set apart for payment.

Tax Indemnity Agreements. In connection with the contribution of certain properties during our initial public offering, we entered into tax indemnifications with certain principals affiliated with Edward S. Hadesman, one of our executive officers, and certain principals affiliated with Stephen J. Nardi, one of our Trustees. The terms of these agreements are discussed in "Certain Relationships and Related Transactions—Tax Indemnification Agreements."

On December 12, 1997, we purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois. As part of this transaction, we agreed to indemnify the two limited partners (the "Principals") of the limited partnership which owns the property for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by us with respect to the property or the mortgage note (a "Tax Event"). Under the terms of the agreement, if an Indemnification Event, as defined, results in a Tax Event, we are required to immediately pay to the Principals the amount of any resulting federal or state tax, including any interest and penalties, as well as a "gross up" amount that effectively results in the Principals receiving this indemnity payment on a net, after tax basis. However, if a legal opinion is obtained from independent tax counsel that the Indemnification Event "should" not trigger a Tax Event resulting in taxable income or gain to the Principals, no indemnity payment is immediately required. If the legal opinion obtained from independent tax counsel states that the Principals have a "reasonable basis" for reporting the Indemnification Event without including any taxable income or gain, no indemnity payment is immediately required. In either case, the indemnity payment would be required if a Tax Event occurred. However, if a "reasonable basis" opinion is received regarding an Indemnification Event and if our equity market capitalization is less than $400.0 million (but more than $200.0 million), we are required to deposit 50% of the total indemnity amount into an escrow in cash or in the form of a letter-of-credit. If (i) an Indemnification Event occurs and our equity market capitalization falls below $200.0 million for more than 30 consecutive trading days, (ii) or immediately after we sell or otherwise dispose of the lesser of $100.0 million or 33% of our gross assets within a twelve month period ("a Trigger Disposition"), we desire to cause an Indemnification Event and our equity market capitalization is less than $200.0 million, then we will be required to deposit 100% of the total indemnity amount into the escrow. In addition, in the case of a Trigger Disposition and our equity market capitalization falls below $200.0 million, the Principals may acquire the general partnership interest in the limited partnership which owns the property for $1,000 and be able to prevent the Indemnification Event from occurring. The tax indemnity obligation expires January 5, 2013. We estimate our maximum possible exposure at December 31, 2001 is $57.2 million.

As discussed above, sales of properties which result in taxable income to parties covered by tax indemnification agreements would create an indemnity obligation on our part to the indemnified party. In order to mitigate this obligation, we may enter into tax deferred exchange transactions, which would defer the tax sale and related indemnity obligation. Proceeds available to us from sales of properties covered by indemnity properties would be reduced by the amount necessary to fund any indemnity payment or to purchase properties to satisfy tax deferred exchange transactions.

Indebtedness. Our aggregate indebtedness was $925.1 million and $799.2 million at December 31, 2001 and 2000, respectively. At December 31, 2001, this indebtedness had a weighted average maturity of 4.01 years and bore interest at a weighted average interest rate of 8.02% per annum. At December 31, 2001, $405.7 million, or 43.9%, bore interest at a fixed rate, and $519.4 million, or 56.1% of such indebtedness, including $57.2 million of tax-exempt bonds, bore interest at variable rates. Of the $519.4 million of variable rate debt, $363.1 million was subject to interest rate protection instruments, including $155.2 million subject to an interest rate swap agreement, $140.9 million subject to various interest rate cap agreements and $67.0 million subject to an interest rate collar agreement.

We have financed a portion of our acquisitions with proceeds from mortgage notes payable from various financial institutions, with fixed and variable interest rates and maturities from 2002 through 2013.

Interest Rate Protection Agreements. We have entered into the following interest rate protection agreements:

On January 31, 1999, we entered into an interest rate collar agreement, with respect to our property at 33 West Monroe Street in Chicago, Illinois, for the period from January 31, 1999 through January 31, 2002, with a financial institution for an original notional amount of $65.0 million. The interest rate ceiling under the agreement was based on a LIBOR index rate of 7.50% and the interest rate floor is based on a LIBOR index rate of 3.73%. On November 15, 2000, the underlying note was refinanced with the proceeds of a $67.0 million mortgage note payable. The collar agreement remained in place and was designated to the new loan in conjunction with an additional interest rate cap agreement. On November 15, 2000, we also entered into an interest rate cap agreement for the period from November 15, 2000, through January 31, 2002. The interest rate under the agreement is capped at the LIBOR index rate of 6.50%. Included in the interest rate cap agreement was the sale of an interest rate cap based on the LIBOR index rate of 7.50% for the period from November 15, 2000 through January 31, 2002, for a notional amount of $65.0 million. This agreement allowed us to reduce the cost of this hedge instrument and take advantage of the existing collar agreement originally entered into on January 31, 1999. On December 6, 2001, we extended the interest rate cap agreement through January 31, 2003 for a notional amount of $67.0 million. An additional hedge agreement is required by February 1, 2003, covering the period from February 1, 2003, through debt maturity of November 15, 2005.

On November 1, 1999, we entered into an interest rate collar agreement, with respect to our property at 77 West Wacker Drive in Chicago, Illinois, for the period from November 1, 1999 through September 30, 2002 with a financial institution for an original notional amount of $170.0 million. The interest rate ceiling and the interest rate floor under the agreement is based on a LIBOR index rate of 7.75% and a LIBOR index rate of 5.62%, respectively. On November 22, 1999, this agreement was assigned to an unconsolidated joint venture which owns the related property and indebtedness. On November 10, 1999, the joint venture entered into an additional interest rate collar agreement for the period from October 1, 2002 through September 30, 2004 with a financial institution for an original notional amount of $157.5 million. The interest rate ceiling and the interest floor under the agreement is based on a LIBOR index rate of 7.75% and a LIBOR index rate of 6.10%, respectively. On March 12, 2001, our joint venture partner replaced us as the guarantor to the counterparties related to these agreements. If our joint venture partner, as guarantor, were required to pay either of the counterparties under the terms of the interest rate collar agreements, we would be liable to reimburse our joint venture partner our fifty percent share of any amount paid.

On December 10, 1999, we entered into an interest rate swap agreement, with respect to our property at 330 North Wabash Avenue (IBM Plaza) in Chicago, Illinois, for the period from December 10, 1999 through December 10, 2002 for an original notional amount of $160.0 million that decreased to $158.4 million on December 10, 2000 and decreases to $155.2 million on December 10, 2001, based on a LIBOR index rate of 6.3% that effectively fixed the interest rate on a variable rate mortgage at 8.0%. We have provided a guaranty to the counterparty related to this agreement to the extent of any decrease in value in the swap agreement. In accordance with this guarantee, the swap agreement requires cash escrow deposits to the extent that the instrument's valuation decreases more than $0.5 million. As of December 31, 2001 and 2000, respectively, we have deposited $5.6 million and $1.4 million pertaining to the interest rate swap agreement.

On July 11, 2000, we entered into an interest rate cap agreement, with respect to our property at 180 North LaSalle Street in Chicago, Illinois, for the period from July 11, 2000 through August 1, 2001 for a notional amount of $52.0 million. The interest rate under this agreement is capped at the LIBOR index rate of 7.25%. The agreement was subsequently extended to January 15, 2004 and the notional amount was increased to $60.0 million.

On November 15, 2000, we entered into an interest rate cap agreement, with respect to the property located at 33 West Monroe Street in Chicago, Illinois, for a notional amount of $67.0 million for the period from November 15, 2000 through January 31, 2002. On December 6, 2001, we extended the interest rate cap agreement to January 31, 2003 (an additional hedge agreement is required by February 1, 2003 for the period February 1, 2003 through debt maturity of November 15, 2005) with respect to the $67.0 million variable rate note payable secured by the 33 West Monroe Street property. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 6.50% for a notional amount of $67.0 million. Included in the initial interest rate cap agreement was the sale of an interest rate cap based on the LIBOR index rate of 7.50% for the period from November 15, 2000 through January 31, 2002, for a notional amount of $65.0 million. This agreement allowed us to reduce the cost of this hedge instrument and take advantage of the remaining term of the existing collar agreement originally entered into on January 31, 1999. We received a nominal amount under the terms of the cap agreement during 2000 and no amounts during 2001.

On November 15, 2000, we entered into an interest rate cap agreement, with respect to our property at 33 West Monroe Street in Chicago, Illinois, for the period from November 15, 2000 through November 15, 2003 for a notional amount of $12.5 million. The interest rate under the agreement is capped at the LIBOR index rate of 8.35%, 8.75% and 9.0% for loan years one, two and three, respectively.

On August 22, 2001, we entered into an interest rate cap agreement, with respect to our property Dearborn Center in Chicago, Illinois, for the period from January 22, 2002 through January 5, 2004. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 4.25% increasing to 7.4% over the term of the cap agreement. The notional amount of the cap begins at $81.0 million and increases over the term of the cap agreement to a maximum of $230.0 million based on increases anticipated in the construction loan during the expected construction period of the Dearborn Center property.

Debt Repayments. In connection with the sale of two industrial properties, mortgage debt of $8.5 million was repaid with sales proceeds. We paid off mortgage debt of $82.7 million as a result of our debt refinancing activity and a mortgage note payable of $11.0 million related to a property under development. Scheduled principal payments were made totaling $13.7 million bringing the total debt repayments for 2001 to $115.9 million.

Future Debt and Equity Offerings. We filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission, which was declared effective on June 8, 1999, to register up to $500.0 million of our equity and debt securities for future sale at prices and on terms to be determined at the time of offering.

Capital Improvements. Our properties require periodic investments of capital for tenant-related capital improvements. During 2001 and 2000, our tenant improvements and leasing commissions averaged $30.73 and $21.01, respectively, per square foot of newly-leased office space, $9.15 and $6.23, respectively, per square foot of office leases renewed by existing tenants, and $3.83 and $7.29, respectively, per square foot of newly-leased industrial space. Our total cost of general capital improvements to our properties historically averages $5.9 million annually based upon an estimate of $0.47 per square foot. Due to current economic and market conditions and the forecasted leasing activity in our portfolio, however, we are budgeting over $29.0 million of capital expenditures in 2002. See "Business Strategies—Liquidity Requirements." We believe that we should keep our properties near full occupancy, even if the cost is to fund additional funds to the tenant at lease commencement to induce the prospect to become a tenant. This strategy has, in our opinion, always been successful during periods of economic decline or economic uncertainty—a period which we believe we are in.

Historical Cash Flows

We had consolidated net cash provided by operating activities of $57.5 million, $64.4 million and $106.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The $6.8 million decrease in cash provided by operating activities for the year ended December 31, 2001, from the year ended December 31, 2000, was primarily due to a $18.4 million decrease in net income, a $0.1 million decrease in amortization of costs for leases assumed, a $2.3 million decrease in net loss on sales of real estate, a $2.5 million decrease in the net equity in loss of unconsolidated entities, a $12.7 million decrease in income allocated to minority interests, a $2.0 million decrease in extraordinary items, a $1.5 million decrease in cumulative effect of a change in accounting principles, a $5.2 million decrease in accounts payable and accrued expenses, and a $2.4 million decrease in other liabilities, offset by a $1.8 million decrease in interest income and development costs added to the mortgage note receivable principal, a $4.4 million increase in depreciation and amortization, a $0.2 million increase in unrealized loss on derivatives, a $20.8 million increase in provision for asset impairment, a $3.2 million decrease in receivables, a $1.3 million decrease in other assets, a $4.8 million increase in accrued interest payable, and a $3.8 million increase in accrued real estate taxes.

The $41.9 million decrease in cash provided by operating activities for the year ended December 31, 2000, from the year ended December 31, 1999, was primarily due to a $41.0 million decrease in net income, a $2.8 million decrease in the net equity in loss of unconsolidated entities, a $27.1 million decrease in income allocated to minority interests, a $0.6 million decrease in loss on land development option, a $0.1 million decrease in amortization of costs for leases assumed, a $6.1 million increase in deferred rent receivable, a $19.8 million decrease in other assets, a $22.7 million increase in accrued real estate taxes, and a $0.9 million decrease in accounts payable and accrued expenses, offset by a $0.7 million decrease in interest income and development costs added to the mortgage note receivable principal, a $1.0 million increase in the provision for asset impairment, a $4.2 million increase in depreciation and amortization, a $0.6 million decrease in net gain on treasury lock terminations, a $55.1 million decrease in net gain on sales of real estate, a $1.1 million increase in extraordinary items, a $1.8 million increase in cumulative effect of a change in accounting principle, an $11.1 million decrease in tenant receivables, a $0.2 million increase in accrued interest payable, and a $3.4 million increase in other liabilities.

We had consolidated net cash used in investing activities of $149.4 million, $26.2 million and $439.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The $123.2 million increase in net cash used in investing activities for the year ended December 31, 2001, from the year ended December 31, 2000, was primarily due to a $28.8 million increase in expenditures for real estate and equipment, principally related to property development, and a $116.6 million decrease in proceeds from the sales of real estate, offset by a $12.2 million decrease in additional advances on the mortgage note receivable, a $2.3 million decrease in restricted cash escrows, a $2.9 million decrease in leasing costs, and a $4.8 million decrease in net loans to the Services Company.

The $413.6 million decrease in net cash used in investing activities for the year ended December 31, 2000 from the year ended December 31, 1999 was primarily due to a $461.1 million decrease in expenditures for real estate and equipment, principally related to property acquisitions and development, and a $4.6 million decrease in the purchase of and additional advances on the mortgage note receivable, offset by a $12.3 million decrease in proceeds from the sales of real estate, a $3.8 million increase in leasing costs, a $27.2 million increase in restricted cash escrows, a $7.5 million increase in net loans to the Services Company and a $1.3 million decrease in distributions received from unconsolidated joint ventures.

We had consolidated net cash provided by financing activities of $73.2 million for the year ended December 31, 2001, consolidated net cash used in financing activities of $32.8 million for the year ended December 31, 2000, and consolidated net cash provided by financing activities of $306.9 million for the year ended December 31, 1999. The $106.0 million increase in net cash provided by financing activities for the year ended December 31, 2001 from the year ended December 31, 2000 was primarily due to a $8.9 million decrease in financing costs, a $19.5 million decrease in net repayment of credit facilities, a $77.5 million decrease in the repayment of mortgage notes payable, a $17.3 million decrease in the repayment of bonds payable, a $105.6 million increase in proceeds from construction financing, a $0.7 million decrease in the repurchase of Operating Partnership minority interest common units, and a $0.3 million decrease in distributions paid to minority interest unitholders, offset by a $122.0 million decrease in proceeds from mortgage notes payable, a $0.4 million increase in common share repurchases, a $1.0 million decrease in contributions from other minority interests, and a $0.4 million increase in dividends paid to common shareholders.

The $339.7 million increase in net cash used in financing activities for the year ended December 31, 2000 from the year ended December 31, 1999 was primarily due to a $288.3 million decrease in proceeds from mortgage notes payable, a $39.0 million increase in net repayment of credit facilities, a $5.4 million increase in financing costs, a $15.3 million decrease in deposits returned under treasury lock agreements, a $0.9 million increase in distributions to preferred shareholders, common shareholders, and minority interests, and a $0.7 million increase in the repurchase of operating partnership minority interest units, offset by a $8.5 million decrease in the repayment of mortgage notes and bonds payable, a $1.0 million increase in contributions from other minority interests, and a $0.4 million decrease in preferred stock transaction fees.

Funds from Operations

Industry analysis generally consider Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), an alternative measure of performance of an equity REIT. Funds from Operations is defined by NAREIT as net income (loss) determined in accordance with GAAP, excluding gains (or losses) from sales of depreciable operating property, plus depreciation and amortization (other than amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustment for unconsolidated partnerships and joint ventures. Non-recurring items, other than those considered "extraordinary" under GAAP, are not adjustments to funds from operations. We believe that in order to facilitate a clear understanding of our combined historical operating results, Funds from Operations should be examined in conjunction with net income (loss) as presented in the unaudited financial statements included elsewhere in this form 10-K. The following tables represent the unaudited calculation of our consolidated quarterly summary of Funds from Operations for the years ended December 31, 2001, 2000 and 1999 (amounts in thousands):

	Year ended December 31, 2001				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net (loss) income available to common shareholders	$ (16,648)	$(11,731)	$ (4,608)	$ 168	$ (477)
FFO adjustments:					
Real estate depreciation and amortization(1)	37,289	9,067	9,532	9,733	8,957
Straight-line rental revenue adjustments	(5,043)	(1,294)	(1,199)	(30)	(2,520)
Straight-line rental revenue from joint ventures	(535)	(112)	(109)	(153)	(161)
Amortization of costs for leases assumed	767	182	193	196	196
Joint venture adjustments	3,351	842	838	836	835
Adjustment for provision for operating property asset impairment	1,500	—	—	—	1,500
(Gain) loss on sales of operating property	113	—	2,444	(1,907)	(424)
Minority interests	(9,150)	(6,005)	(3,186)	149	(108)
Extraordinary loss(2)	137	—	—	78	59
Cumulative effect of change in accounting principle(3)	321	—	—	—	321
Funds from operations, excluding straight-line rental revenue	12,102	(9,051)	3,905	9,070	8,178
Straight-line rental revenue	5,043	1,294	1,199	30	2,520
Straight-line rental revenue from joint ventures	535	112	109	153	161
Funds from operations, including straight-line rental revenue	$ 17,680	$ (7,645)	$ 5,213	$ 9,253	$ 10,859
Other data:					
Net cash provided by operating activities	$ 57,510	$ 12,049	$ 23,197	$ 18,459	$ 3,805
Net cash used in investing activities	(149,444)	(30,116)	(48,835)	(32,394)	(38,099)
Net cash provided by financing activities	73,248	5,231	16,527	17,338	34,152

	Year ended December 31, 2000				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net income (loss) available to common shareholders(3)	$ 1,742	$ (5,239)	$ 6,015	$ (700)	$ 1,666
FFO adjustments:					
Real estate depreciation and amortization(1)	33,931	8,928	8,302	8,495	8,206
Straight-line rental revenue adjustments	(9,358)	(2,483)	(2,289)	(2,332)	(2,254)
Straight-line rental revenue from joint ventures	(751)	(277)	(158)	(158)	(158)
Amortization of costs for leases assumed	833	210	206	255	162
Joint venture adjustments	3,291	701	865	862	863
(Gain) loss on sales of operating property	(3,395)	439	(8,302)	4,338	130
Minority interests	3,564	(3,486)	4,857	(209)	2,402
Extraordinary loss	2,176	911	857	408	—
Cumulative effect of change in accounting principle(3)	1,843	—	—	—	1,843
Funds from operations, excluding straight-line rental revenue	33,876	(296)	10,353	10,959	12,860
Straight-line rental revenue	9,358	2,483	2,289	2,332	2,254
Straight-line rental revenue from joint ventures	751	277	158	158	158
Funds from operations, including straight-line rental revenue	$ 43,985	$ 2,464	$ 12,800	$13,449	$ 15,272
Other data:					
Net cash provided by operating activities	$ 64,393	$ 33,637	$ 7,882	$14,611	$ 8,263
Net cash (used in) provided by investing activities	(26,248)	(14,942)	28,354	(8,961)	(30,699)
Net cash (used in) provided by financing activities	(32,787)	(20,637)	(36,460)	6,046	18,264

	Year ended December 31, 1999				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net income available to common shareholders	$ 42,745	$ 1,470	$ 31,238	$ 7,025	$ 3,012
FFO adjustments:					
Real estate depreciation and amortization(1)	30,549	7,106	8,022	8,088	7,333
Straight-line rental revenue adjustments	(3,263)	(1,418)	(637)	(614)	(594)
Straight-line rental revenue from joint ventures	(220)	(220)	—	—	—
Joint venture adjustment	875	875	—	—	—
Amortization of costs for leases assumed	899	163	245	246	245
Gain on sales of operating property	(52,706)	(224)	(48,125)	(4,357)	-
Minority interests	30,687	1,440	22,330	4,861	2,056
Extraordinary loss	1,082	253	829	—	—
Funds from operations, excluding straight-line rental revenue	50,648	9,445	13,902	15,249	12,052
Straight-line rental revenue	3,263	1,418	637	614	594
Straight-line rental revenue from joint ventures	220	220	—	—	—
Funds from operations, including straight-line rental revenue	$ 54,131	$ 11,083	$ 14,539	$ 15,863	$ 12,646
Other data:					
Net cash provided by operating activities	$ 106,296	$ 40,816	$ 27,867	$ 16,195	$ 21,418
Net cash used in investing activities	(439,793)	(209,800)	(61,117)	(17,571)	(151,305)
Net cash provided by financing activities	306,907	178,721	25,565	6,600	96,021

(1) Excludes the amortization of deferred financing costs and non-real estate related depreciation.

(2) For the year ended December 31, 2001, the second quarter extraordinary loss previously reported has been restated by $223, net of minority interests of $153, to reflect an adjustment we recorded in the fourth quarter to reverse the write-off of deferred financing fees incorrectly recorded in the second quarter. The restatement did not significantly affect our trend of earnings.

(3) During the fourth quarter of 2000, we changed our method of accounting for revenue recognition in accordance with SAB 101. Effective January 1, 2000, we recorded a charge to income of $1,843, net of minority interests of $1,140, representing the cumulative effect of adopting SAB 101 as of January 1, 2000. Pursuant to Financial Accounting Standards Board Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", the previously reported quarterly information for the first three quarters of 2000 has been restated. The net quarterly effect in 2000 was a decrease in net income (loss) available to common shares of $1,867 and $230 for the first and second quarters, respectively, and an increase of $238 for the third quarter of 2000, a decrease in funds from operations of $42 and $392 for the first and second quarters, respectively, and an increase in funds from operations of $406 for the third quarter. No restatement of 1999 information was necessary. Included in the above four quarters revenue adjustments is $255, $85, $74 and $73 for the first, second, third and fourth quarters, respectively, of revenue previously recorded 1999. On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Upon adoption of SFAS 138 and SFAS 133, we recorded as a cumulative effect of an accounting change a net transition adjustment (unrealized loss) of $0.5 million in net income, and a transition adjustment of $3.2 million as an increase in accumulated other comprehensive loss. Adoption of the standard resulted in a net transition adjustment of $3.8 million on our balance sheet reflected as a $0.5 million reduction in deferred costs, a $1.4 million reduction in investment in unconsolidated entities and a deferred hedge liability of $1.9 million. In August 2001, the Financial Accounting Standards Board issued final guidance on the accounting for options used as hedges under SFAS No. 133. This guidance is pursuant to Derivatives Implementation Group Issue No. G20 ("G20"). Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in other accumulated comprehensive income on our balance sheet. On September 1, 2001, we adopted G20 for its interest rate hedge instruments. Any subsequent unrealized gains or losses due to changes in market value of options, such as interest rate caps, will be recorded in the other accumulated comprehensive income.

Certain Relationships and Related Transactions

Non-Compete Agreement Among the Company, PGI and Michael W. Reschke. We, PGI and Mr. Reschke are parties to a Non-Compete Agreement that provided that, so long as PGI and/or its affiliates own a 5.0% or greater economic interest in us or Mr. Reschke is the Chairman of our Board, neither Mr. Reschke nor PGI (including its affiliates) will own, acquire or manage office or industrial properties (except any ownership resulting from foreclosure of indebtedness). Excluded from the foregoing restrictions are (i) any interest in us or our Operating Partnership, (ii) all properties in which PGI had an interest prior to the formation transactions in connection with our initial public offering and (iii) PGI's or Mr. Reschke's ownership of less than 5.0% of any class of securities listed on a national securities exchange or on the Nasdaq National Market. In addition, under the agreement, PGI and Mr. Reschke are permitted to provide debt or lease financing for properties similar to the properties owned or managed by us and to acquire any preferred equity position in any owner or lessee of any such type of properties.

Consulting Agreement with Stephen J. Nardi. We have a consulting agreement with Stephen J. Nardi, one of our Trustees. The consulting agreement is automatically extended for one-year terms unless we or Mr. Nardi terminates it in writing. The consulting agreement requires Mr. Nardi to devote substantially all of his time and energy to performing consulting services on our behalf. In addition to an initial base fee of $200,000 per annum, which was increased to $220,000 per annum for 2001, Mr. Nardi is entitled to receive additional incentive compensation in an amount up to 100% of his base fee based on achievement of such company and individual goals and objectives as are established by our Board of Trustees or its Compensation Committee. In 2000, Mr. Nardi earned $100,000 in cash and 4,891 restricted common shares (which were granted in 2001 for performance in 2000) as incentive compensation. The consulting agreement contains non-compete provisions which are applicable for two years following the (i) expiration of the consulting agreement or (ii) termination of the consulting agreement by Mr. Nardi or by us as a result of a breach of the agreement by Mr. Nardi or certain acts of misconduct by Mr. Nardi.

Agreements to Purchase Certain Properties. We have an option to purchase a parking garage located at 300 N. LaSalle Street in Chicago from PGI which option has approximately five and one-half years remaining on its term. 300 N. LaSalle Street contains approximately 58,000 square feet of land suitable for development. We have an option to purchase the property at 95.0% of the then fair market value of the property.

We also have approximately ten and one-half years remaining on a right of first offer to develop (or develop and acquire an ownership interest in) all or any portion of approximately 360 acres of undeveloped office and industrial land in Huntley, Illinois. The right of first offer will apply to the extent that PGI determines that a parcel will be utilized for the construction of an office or industrial facility to be owned and leased to third parties by PGI or held by PGI for sale to a third party. The site is subject to a participation interest held by an unaffiliated third-party lender.

The option and right of first offer may be exercised only with the approval of our independent Trustees. PGI leases 22,620 square feet of space at 77 W. Wacker Drive, Chicago, Illinois, an office building owned by one of the Company's unconsolidated real estate joint ventures. PGI paid rent and operating expense escalations to the joint venture totaling approximately $0.8 million for the years ended December 31, 2001, 2000 and 1999. PGI's lease expires October 31, 2007 with an option, effective April 30, 2002, to terminate the lease upon six months written notice.

During 2001 and ending February 2002, we subleased a portion of PGI's space pursuant to a month-to-month lease for an approximate annual rent of $0.2 million.

Issuance of Limited Partner Common Units to Affiliates of Stephen J. Nardi. Pursuant to an agreement with The Nardi Group, L.L.C., (the "Nardi Group"), a limited liability company controlled by Stephen J. Nardi, one of our Trustees, and to the approval of our shareholders at our 2000 Annual Meeting of Shareholders, on August 8, 2000, the Nardi Group's 927,100 common units of general partner interest in the Operating Partnership were converted into 927,100 limited partner common units which are by their terms exchangeable for common shares on a one-for-one basis, or, at our option, cash equivalent to the fair market value of a common share at the time of exchange. In addition, in connection with various purchases of land described above, the Operating Partnership issued an aggregate of 1,096,260 limited partner common units to affiliates of Mr. Nardi.

We and certain affiliates of The Nardi Group entered into a vacant land agreement in connection with the contribution of certain properties to our Operating Partnership at the time of our initial public offering. Pursuant to the agreement, we are obligated to purchase, over a five-year period that commenced in November 1997, an aggregate of approximately 95.0 acres of vacant land in Carol Stream and Batavia, Illinois for a purchase price of $3.00 per square foot, which is to be paid for in common units in our Operating Partnership. Under the agreement, we acquired approximately 40.5 acres of such land in 1999 for a purchase price of approximately $5.4 million (359,252 common units and $0.1 million cash). In March 2000, we acquired another 29.6 acres of land under this agreement for a purchase price of approximately $3.8 million (272,126 common units). Further, under the agreement, in March 2002, we acquired approximately 24.9 acres of such land for a purchase price of approximately $3.3 million (344,331 common units). Our obligations under this contract have been satisfied.

Tax Indemnification Agreements. The Operating Partnership entered into a tax indemnification agreement with certain principals affiliated with Edward S. Hadesman, one of our executive officers, which contributed properties to us during our initial public offering ("IBD Contributors") pursuant to which the we are required to indemnify the IBD Contributors for, among other things, the income tax liability that would result from the income or gain which they recognize upon the refinancing or repayment by us of its liabilities or the sale or other disposition by us of the properties they contributed. Under the terms of the agreement, we will indemnify the IBD Contributors for certain income tax liabilities based on income or gain which the IBD Contributors are required to include in their gross income for federal or state income tax purposes as a result of a such an event. This indemnity covers these income taxes, interest and penalties and is required to be made on a "grossed up" basis that effectively results in the IBD Contributors receiving the indemnity payment on a net, after-tax basis. The percentage of the tax liabilities which the we are required to indemnify is 70% for the taxable year ending on December 31, 2001, and declines by 10% each year thereafter until December 31, 2007. We are not required to indemnify the IBD Contributors for income or gain realized by them after the taxable year ended December 31, 2007. We estimate our maximum possible exposure at December 31, 2001 is $9.0 million.

We entered into a tax indemnification agreement with certain principals affiliated with Mr. Nardi (the "NAC Contributors") who contributed properties to us during our initial public offering, pursuant to which we are required to indemnify the NAC Contributors for, among other things, the income tax liability that would result from the income or gain which they recognize upon the refinancing or repayment by us of its liabilities on the sale or other disposition by the us of the properties they contributed. Under the terms of the agreement, we will indemnify the NAC Contributors for certain tax liabilities based on income or gain which the NAC Contributors are required to include in their gross income for federal, applicable state and certain local income tax purposes as a result of such an event. In connection with the conversion of the Nardi Group's general partner common units into limited partner common units as described above, our tax indemnification agreement with the NAC Contributors was amended to provide that the tax indemnification by us is reduced by 10% per year over the 10-year term of the tax indemnification agreement, effective retroactively from the date of the IPO. This indemnity covers these income taxes, interest and penalties and is required to be made on a "grossed up" basis that effectively results in the IBD Contributors receiving the indemnity payment on a net, after-tax basis. The percentage of the tax liabilities which we are required to indemnify is 70% for the taxable year ended on December 31, 2001, and declines by 10% each year thereafter until December 31, 2007. We are not required to indemnify the NAC Contributors for income or gain realized by them after the taxable year ended December 31, 2007. We estimate our maximum possible exposure under this indemnity at December 31, 2001 is $15.8 million.

Other Transactions. Two affiliates of Mr. Nardi leased space at two of our buildings for an aggregate annual rent of approximately $1.3 million in 2000. One affiliate leased space at one of our buildings in 2001 for an aggregate annual rent of approximately $0.6 million.

On or about September 26, 2000, an affiliate of PGI closed on the purchase of the 40% partnership interest in Primestone held by an affiliate of Blackstone. Primestone, which owns the 7,944,893 Primestone Units, was created in connection with our initial public offering as a joint venture between affiliates of PGI and Blackstone. PGI is a privately held company controlled by Mr. Reschke. Primestone secured financing for the transaction from affiliates of Prudential Securities Incorporated and Vornado Realty Trust ("Vornado"). As a result of the transaction, PGI and its affiliates own 100% of Primestone, making PGI our largest equity holder through the Primestone Units. The Primestone Units are convertible into common shares, on a one-for-one basis or, at our option, in cash equal to the fair market value of a common share at the time of exchange.

As part of the financing for the transaction, PGI's lenders requested certain consents and other agreements relating to us. These requests are set forth above in the section entitled "Business—Recent Developments."

To address the Subordinate Lender's request, the independent Trustees retained an independent financial advisor and independent legal counsel to advise the independent Trustees as to the reasonableness and fairness of such requests. This request is set forth above in the section entitled "Business—Recent Developments."

We are aware of environmental contamination at certain of its older industrial properties contributed to it as an equity contribution by PGI during our initial public offering. These environmental matters are set forth above in the section entitled "Business—Government Regulations—Environmental Matters."

Governor James R. Thompson, one of our Trustees, is Chairman of the law firm of Winston & Strawn, which has provided, and continues to provide, legal services to us. Winston & Strawn earned fees of $2.8 million for legal services provided to us in 2001.

Critical Accounting Policies

General. The previous discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments about the effects of matters or future events that are inherently uncertain. These estimates and judgments may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including contingencies and litigation. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances, the results of which and these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

To assist in understanding our results of operations and financial position, we have identified our critical accounting policies and discussed them below. These accounting policies are most important to the portrayal of our results and financial position, either because of the significance of the financial statement items to which they relate or because they require our management's most difficult, subjective or complex judgments.

Allowance for Doubtful Accounts. We monitor the liquidity and creditworthiness of our tenants on an ongoing basis. We maintain allowances for doubtful accounts using the specific identification method for estimated losses resulting from the inability of certain of our tenants to make payments required by the terms of their respective leases. No general reserve is recorded. If the financial condition of our tenants were to deteriorate, additional allowances may be required.

Deferred Tax Asset. We account for income taxes payable by our Services Company in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. At December 31, 2001, we had deferred tax assets in excess of deferred tax liabilities of $3.2 million (included in other assets in our consolidated balance sheet).

We evaluate quarterly the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax. We have used tax planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

Approximately $8.0 million of future taxable income earned by our Services Company is ultimately required to realize the net deferred tax assets at December 31, 2001. This is based on the recognition in future years by the Services Company of taxable income anticipated from certain build to suit activities and management fees earned on two of our properties. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets described above. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, unanticipated decreases in the profitability of build to suit activities and/or the sale of properties and subsequent loss of the related management contracts.

Assumed Lease Liabilities. As a result of the negotiation of certain leases, we assumed the liability for the tenants' obligation or agreed to reimburse the tenants' for their obligation under leases with their prior landlords. In addition, in connection with the sale of certain industrial properties in 1999, we agreed to a master lease agreement for certain properties for a defined period. Our Services Company agreed to a similar arrangement in February 2002 in connection with a contract to sell an industrial property. Our policy is to record the estimated net obligation we may be subject to as a liability. The net obligation is derived by calculating our total contractual obligation and reducing the amount by existing subleases and an estimate of subleases we anticipate signing in the future based on the nature of the space, the property and market conditions. We periodically review these estimates for reasonableness based on changes in market conditions and executed subleases. Failure to achieve forecasted results could lead to a future increase in the liabilities associated with these transactions.

Provisions for Impairment. In evaluating our assets for impairment, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," we record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. Beginning in 2002, we will follow the guidance of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under SFAS No. 144, assets which display indicators of possible impairment are reviewed to see if their net book value will be recovered from estimated cash flows over an anticipated hold period. If these cash flows, plus the proceeds from a sale at the end of the anticipated hold period, are less than the net book value of our related asset, our policy is to record an impairment reserve related to the asset in the amount of the difference between its net book value and our estimate of its fair market value, less costs of sale.

In evaluating our assets for impairment at December 31, 2001, we assumed anticipated hold periods of three to five years for many of our operating properties and concluded no reserve was warranted for these properties at this time. However, as discussed under "Liquidity and Capital Resources" we may need to sell assets to meet our liquidity needs during 2002. If our anticipated hold periods for certain assets were shortened, impairment reserves would be required. These reserves would have significant impacts on our operating results.

Impact of Recently Issued Accounting Standards

On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Upon adoption of SFAS 138 and SFAS 133, we recorded as a cumulative effect of an accounting change a net transition adjustment (unrealized loss) of $0.5 million in net income, and a transition adjustment of $3.2 million as an increase in accumulated other comprehensive loss. Adoption of the standard resulted in a net transition adjustment of $3.8 million on our balance sheet reflected as a $0.5 million reduction in deferred costs, a $1.4 million reduction in investment in unconsolidated entities and a deferred hedge liability of $1.9 million. In August 2001, the Financial Accounting Standards Board issued final guidance on the accounting for options used as hedges under SFAS No. 133. This guidance is pursuant to Derivatives Implementation Group Issue No. G20 ("G20"). Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in other accumulated comprehensive income on our balance sheet. On September 1, 2001, we adopted G20 for its interest rate hedge instruments. Any subsequent unrealized gains or losses due to changes in market value of options, such as interest rate caps, will be recorded in the other accumulated comprehensive income.

In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). FAS 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, FAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and established more restrictive criteria to classify an asset as "held for sale." FAS 144 is effective for year-ends beginning after December 15, 2001. We will adopt FAS 144 effective January 1, 2002 and do not expect a material impact on our consolidated financial statements.

Inflation

Substantially all of our office and industrial leases require tenants to pay, as additional rent, a portion of any increases in real estate taxes and operating expenses over a base amount. In addition, many of the office and industrial leases provide for fixed increases in base rent or indexed escalations (based on the Consumer Price Index or other measures). We believe that inflationary increases in expenses will be offset, in part, by the expense reimbursements and contractual rent increases described above.

As of December 31, 2001, approximately $519.4 million of our outstanding indebtedness was subject to interest at floating rates. Future indebtedness may also be subject to floating rate interest. The floating rate debt includes $155.2 million subject to an interest rate swap agreement, which effectively results in a fixed rate of 8.0%, $140.9 million subject to various interest rate cap agreements and $67.0 million subject to an interest rate collar agreement. Inflation, and its impact on floating interest rates, could affect the amount of interest payments due on such indebtedness.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our mortgage note receivable, mortgage notes payable, credit facilities and bonds payable, the table presents principal cash flows, including principal amortization, and related weighted-average interest rates by expected maturity dates as of December 31, 2001. This table reflects the waiver or modification of certain of our loan covenants during the first quarter of 2002 as without these waivers or modifications certain maturities would have been accelerated. For the interest rate protection agreement, the table presents the notional amount entered into and the lock rate.

Interest Rate Sensitivity
Principal (Notional) amount by Expected Maturity
Average Interest Rate

	Interest Rate Sensitivity Principal (Notional) Amount by Expected Maturity Average Interest Rate						
	2002	2003	2004	2005	2006	Thereafter	Total
			(Dollars in Millions)				
Liabilities							
Mortgage notes payable:							
Fixed rate amount	$ 58.1	$ 4.5	$ 4.9	$ 7.5	$ 5.6	$267.9	$348.5
Weighted-average interest rate(1)	12.09%	7.38%	7.38%	7.37%	7.39%	7.49%	
Variable rate amount(2)	$170.3	$38.0	$ 61.4	$82.3	$61.8	—	$413.8
Weighted-average interest rate(1)	7.71%	8.22%	6.40%	5.08%	5.07%	—	
Bonds payable:							
Variable rate amount(3)	$ 57.2	—	—	—	—	—	$ 57.2
Weighted-average interest rate(1)	4.09%	—	—	—	—	—	
Construction Financing:							
Fixed rate amount	—	—	$ 57.2	—	—	—	$ 57.2
Weighted-average interest rate(1)	—	—	23.00%	—	—	—	
Variable rate amount(2)	—	—	$ 48.4	—	—	—	$ 48.4
Weighted-average interest rate(1)	—	—	5.11%	—	—	—	
Interest rate swap agreement(1)(2):							
Notional amount	$155.2	—	—	—	—	—	$155.2
Pay rate	2.04%	—	—	—	—	—	
Fixed swap rate	6.30%	—	—	—	—	—	
Interest rate cap agreements(1)(2)(5):							
Notional amount	—	$99.5	$ 60.0	—	—	—	$159.5
Pay rate	—	3.37%	2.69%	—	—	—	
Cap rate	—	6.98%	7.25%	—	—	—	
Interest rate collar agreements(1)(2)(4)							
Notional amount	$ 65.0	—	—	—	—	—	$ 65.0
Pay rate	3.73%	—	—	—	—	—	
Cap rate	7.50%	—	—	—	—	—	
Floor rate	3.73%	—	—	—	—	—	

(1) Based upon the rates in effect December 31, 2001, the weighted-average interest rates, including the interest rate swap, collar and cap agreements, on our mortgage notes payable and bonds payable at December 31, 2001 were 7.38% and 4.09%, respectively. If interest rates on our variable rate debt increased by one percentage point, our annual interest incurred (including the effects of the interest rate protection agreements) would increase by $3.2 million.

(2) See Note 3 to our consolidated financial statements for additional information.

(3) The bonds payable of $48.2 million and $9.0 million are collateralized by letters of credit of $48.8 million and $9.3 million, respectively, incurring annual fees of 3.00% and quarterly extension fees, respectively. The scheduled maturity date for the bonds is 2022 ($48.2 million) and 2014 ($9.0 million). The earlier maturity dates shown here reflect the scheduled expiration of letters of credit which credit enhance the bonds, which if not extended or replaced, would have accelerated maturity of the bonds. On January 2, 2002, we purchased $23.3 million of the $48.2 million bonds payable and we obtained replacement letters of credit enhancing the remaining bonds ($24.9 million). The replacement letters of credit have a maturity date of January 2, 2007.

(4) The cap effect of this collar agreement is effectively eliminated by our sale of an interest rate cap for a notional amount of $65.0 million which matured on January 31, 2002. Concurrent with the sale, we entered into an interest rate cap for a notional amount of $67.0 million which capped the interest rate at a LIBOR index rate of 6.50%. The interest rate cap which matured on January 31, 2002 was extended on December 6, 2001 until January 31, 2003.

(5) On August 22, 2001, we entered into an interest rate cap agreement for the period from January 22, 2002 through January 5, 2004. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 4.25% increasing to 7.4% over the term of the cap agreement. The notional amount of the cap begins at $81.0 million and increases over the term of the cap agreement to a maximum of $230.0 million, based on increases anticipated in the construction loan during the expected construction period of the property.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplementary data required by Regulation S-X are included in this Report on Form 10-K commencing on page F-1.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

PART III

Certain information required by Part III is omitted from this Report as we will file a definitive proxy statement within 120 days after the end of our fiscal year pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on May 31, 2002 (the "Proxy Statement") and the information included therein is incorporated herein by reference.

Item 10. *Directors and Executive Officers of the Registrant*

The information contained in the sections captioned "Election of Trustees," "Compensation of Executives—Executive Officers," and "Other Information—Compliance with Section 16(a) of the Securities Exchange Act of 1934" is incorporated herein by reference.

Item 11. *Executive Compensation*

The information contained in the section captioned "Compensation of Executives" of the Proxy Statement is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information contained in the section captioned "Principal Security Holders of the Company" of the Proxy Statement is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

See the information contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Relationships and Related Transactions" of this report.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) (1) Consolidated Financial Statements

(2) Financial Statement Schedule

The following financial statement schedule is included in Item 14(d)

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits

Exhibit No.	Description
3.1	Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust as filed as an exhibit to our 1997 Annual Report on Form 10-4 and incorporated herein by reference.
3.2	Articles Supplementary to the Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.3	Articles Supplementary to the Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust date as of December 29, 1998 as filed as an exhibit to our 1998 Annual Report on Form 10-K and incorporated by reference.
3.4	Amended and Restated Bylaws of Prime Group Realty Trust as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference.
3.5	Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. (the "Amended and Restated Agreement of Limited Partnership") as filed as an exhibit to our 1997 Annual Report on Form 10-K and incorporated herein by reference.

Exhibit No.	Description
3.6	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1997 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.7	Amendment No. 2 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1997 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.8	Amendment No. 3 to the Amended and Restated Agreement of Limited Partnership dated as of January 15, 1998 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.9	Amendment No. 4 to the Amended and Restated Agreement of Limited Partnership dated as of February 13, 1998 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.10	Amendment No. 5 to the Amended and Restated Agreement of Limited Partnership dated as of March 13, 1998 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.11	Amendment No. 6 to the Amended and Restated Agreement of Limited Partnership dated as of March 25, 1998 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.12	Amendment No. 7 to the Amended and Restated Agreement of Limited Partnership dated as of April 15, 1998 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.13	Amendment No. 8 to the Amended and Restated Agreement of Limited Partnership dated as of May 15, 1998 as filed as an exhibit to Amendment No. 2 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.14	Amendment No. 9 to the Amended and Restated Agreement of Limited Partnership dated as of June 5, 1998 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.15	Amendment No. 10 to the Amended and Restated Agreement of Limited Partnership dated as of June 15, 1998 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.16	Amendment No. 11 to the Amended and Restated Agreement of Limited Partnership dated as of July 15, 1998 as filed as an exhibit to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.17	Amendment No. 12 to the Amended and Restated Agreement of Limited Partnership dated as of August 14, 1998 as filed as an exhibit to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.18	Amendment No. 13 to the Amended and Restated Agreement of Limited Partnership dated as of September 15, 1998 as filed as an exhibit to Amendment No. 1 to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.19	Amendment No. 14 to the Amended and Restated Agreement of Limited Partnership dated as of October 15, 1998 as filed as an exhibit to Amendment No. 2 to our Registration Statement on Form S-3 (No. 333-64973) and incorporated herein by reference.

Exhibit No.	Description
3.20	Amendment No. 15 to the Amended and Restated Agreement of Limited Partnership dated as of November 16, 1998 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-64973) and incorporated herein by reference.
3.21	Amendment No. 16 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1998 as filed as an exhibit to Post-Effective Amendment No. 3 to our Registration Statement on Form S-3 (Registration No. 333-51935) and incorporated herein by reference.
3.22	Amendment No. 17 to the Amended and Restated Agreement of Limited Partnership dated as of January 15, 1999 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
3.23	Amendment No. 18 to the Amended and Restated Agreement of Limited Partnership dated as of February 15, 1999 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
3.24	Amendment No. 19 to the Amended and Restated Agreement of Limited Partnership dated as of March 15, 1999 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
3.26	Amendment No. 21 to the Amended and Restated Agreement of Limited Partnership dated as of April 15, 1999 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.27	Amendment No. 22 to the Amended and Restated Agreement of Limited Partnership dated as of April 22, 1999 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.28	Amendment No. 23 to the Amended and Restated Agreement of Limited Partnership dated as of May 15, 1999 as filed as an exhibit to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.29	Amendment No. 24 to the Amended and Restated Agreement of Limited Partnership dated as of June 15, 1999 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.
3.30	Amendment No. 25 to the Amended and Restated Agreement of Limited Partnership dated as of July 14, 1999 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.31	Amendment No. 26 to the Amended and Restated Agreement of Limited Partnership dated as of July 15, 1999 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.32	Amendment No. 27 to the Amended and Restated Agreement of Limited Partnership dated as of August 16, 1999 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.33	Amendment No. 28 to the Amended and Restated Agreement of Limited Partnership dated as of September 15, 1999 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.34	Amendment No. 29 to the Amended and Restated Agreement of Limited Partnership dated as of October 15, 1999 as filed as an exhibit to our 1999 Annual Report on Form 10-K and incorporated herein by reference.

Exhibit No.	Description
3.35	Amendment No. 30 to the Amended and Restated Agreement of Limited Partnership dated as of November 15, 1999 as filed as an exhibit to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.36	Amendment No. 31 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1999 as filed as an exhibit to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.37	Amendment No. 32 to the Amended and Restated Agreement of Limited Partnership dated as of December 30, 1999 as filed as an exhibit to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.38	Amendment No. 33 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of January 17, 2000 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.39	Amendment No. 34 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of February 15, 2000 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.40	Amendment No. 35 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 15, 2000 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.41	Amendment No. 36 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 15, 2000 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.42	Amendment No. 37 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 24, 2000 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.43	Amendment No. 38 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of April 17, 2000 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
3.44	Amendment No. 39 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of May 15, 2000 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
3.45	Amendment No. 40 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of June 15, 2000 as filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
3.46	Amendment No. 41 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 7, 2002.
10.1	Credit Agreement dated January 5, 2001 by and between Dearborn Center, L.L.C. and Bayerische Hypo-Und Vereinsbank AG, New York Branch.
10.2	Promissory Note dated January 5, 2001 by Dearborn Center, L.L.C. to the order of Bayerische Hypo-Und Vereinsbank AG, New York Branch.
10.3	Guaranty of Completion and Indemnity dated January 5, 2001 made by Prime Group Realty, L.P. in favor of Bayerische Hypo-Und Vereinsbank AG, New York Branch.
10.4	Guaranty of Interest and Operating Costs and Indemnity dated January 5, 2001 made by Prime Group Realty, L.P. in favor of Bayerische Hypo-Und Vereinsbank AG, New York Branch.

Exhibit No.	Description
10.5	Guaranty of Loan Payment and Indemnity dated January 5, 2001 made by Prime Group Realty, L.P. in favor of Bayerische Hypo-Und Vereinsbank AG, New York Branch.
10.6	Mezzanine Construction Loan Agreement dated as of January 5, 2001 by and among Prime/Beitler Development Company, L.L.C. and Bankers Trust Company and other lenders.
10.7	Mezzanine Note dated as of January 5, 2001 by Prime/Beitler Development Company, L.L.C. to the order of Bankers Trust Company.
10.8	Mezzanine Note dated as of January 5, 2001 by Prime/Beitler Development Company, L.L.C. to the order of MMBC Debt Holdings I, LLC.
10.9	Mezzanine Note dated as of January 5, 2001 by Prime/Beitler Development Company, L.L.C. to the order of New York Life Insurance Company.
10.10	Mezzanine Note dated as of January 5, 2001 by Prime/Beitler Development Company, L.L.C. to the order of Vornado Realty Trust.
10.11	Guaranty of Completion and Indemnity dated as of January 5, 2001 made by Prime Group Realty, L.P. in favor of Bankers Trust Company.
10.12	Guaranty of Interest and Operating Costs dated as of January 5, 2001 made by Prime Group Realty, L.P. in favor of Bankers Trust Company.
10.13	Credit Agreement dated April 25, 2001 by and between BRE/City Center L.L.C. and Corus Bank, N.A.
10.14	Promissory Note dated April 25, 2001 by BRE/City Center L.L.C. to the order of Corus Bank, N.A.
10.15	Limited Guaranty dated April 25, 2001 made by Prime Group Realty, L.P. in favor of Corus Bank, N.A.
10.16	Mortgage dated April 15, 2001 by BRE/City Center L.L.C in favor of Corus Bank, N.A.
10.17	Omnibus First Modification to Senior Loan Documents dated as of March 12, 2001 by and among Dearborn Center, L.L.C., Bayerische Hypo-Und Vereinsbank AG, New York Branch and Prime Group Realty, L.P.
10.18	Omnibus First Modification to Mezzanine Loan Documents dated as of March 12, 2001 by and among Prime/Beitler Development Company, L.L.C., Bankers Trust Company, Vornado Realty Trust, MMBC Debt Holdings I, LLC, New York Life Insurance Company, and Prime Group Realty, L.P.
	Amendment to Omnibus First Modification to Senior Loan Documents dated January 2, 2002 by and among Dearborn Center, L.L.C., Bayerische Hypo-Und Vereinsbank AG, New York Branch, and Prime Group Realty, L.P.
10.19	Reserve Account Agreement dated as of March 12, 2001 by and among Dearborn Center, L.L.C., Bayerische Hypo-Und Vereinsbank AG, New York Branch, Bankers Trust Company, Prime/Beitler Development Company, L.L.C., Prime Group Realty, L.P., Penny Beitler L.L.C., and J. Paul Beitler Development Company.
10.20	Support and Standstill Agreement dated as of August 30, 2001 between Cadim, Inc., The Prime Group Inc., Prime Group Realty Trust and Prime Group Realty L.P., as filed as Schedule 14D9-C and incorporated herein by reference.
10.21	Amended and Restated Support and Standstill Agreement dated as of September 14, 2001 between Cadim Inc., The Prime Group Inc., Prime Group Realty Trust and Prime Group Realty L.P., as filed as Schedule 14D9-C and incorporated herein by reference.

Exhibit No.	Description
10.22	Tax Indemnity Agreement dated as of November 17, 1997 by and among Prime Group Realty L.P., Roland E. Casati and Richard A. Heise.
12.1	Computation of ratios of earnings to combined fixed changes and preferred share distributions.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Auditors.

(b) Reports on Form 8-K

We filed the following reports on Form 8-K during the fourth quarter of 2001:

Form 8-K dated November 16, 2001 (filed November 21, 2001, File No. 001-13589) relating to Consent and Agreement we and the Operating Partnership entered into with Cadim inc. dated November 16, 2001.

Form 8-K dated November 29, 2001 (filed November 29, 2001, File No. 001-13589) relating to additional financial and operational information concerning us and properties we and our subsidiaries own as of September 30, 2001, in the form of a Supplemental Package.

Form 8-K dated December 13, 2001 (filed December 21, 2001, File No. 001-13589) relating to letter agreement we and the Operating Partnership entered into with Security Capital Preferred Growth Incorporated in connection with the First Amendment to the Series A Preferred Securities Purchase Agreement dated September 25, 2001.

Form 8-K dated December 21, 2001 (filed December 24, 2001, File No. 001-13589) relating to a Press Release announcing that we have delayed until mid-January 2002 our determination as to whether to declare quarterly dividend distributions on our outstanding common and preferred shares for the quarter ending December 31, 2001.

Form 8-K dated January 17, 2002 (filed January 18, 2002, File No. 001-13589) relating to the resignation letters of each of Michael W. Reschke, our Chairman of the Board and a Trustee, and Richard S. Curto, our Chief Executive Officer and a Trustee.

Form 8-K dated January 17, 2002 (filed January 18, 2002, File No. 001-13589) relating to a Press Release announcing the declaration of preferred dividends and the suspension of payment of its fourth quarter common dividend.

Form 8-K dated February 22, 2002 (filed February 28, 2002, File No. 001-13589) relating to a Letter Agreement among us, our Operating Partnership and Security Capital Preferred Growth Incorporated, dated February 22, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 27, 2002.

PRIME GROUP REALTY TRUST

/s/ RICHARD S. CURTO

Richard S. Curto
Chief Executive Officer

Dated: March 27, 2002

/s/ LOUIS G. CONFORTI

Louis G. Conforti
Office of the President and Chief Financial Officer

Dated: March 27, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ MICHAEL W. RESCHKE **Michael W. Reschke**	Chairman of the Board and Trustee	March 27, 2002
/s/ RICHARD S. CURTO **Richard S. Curto**	Chief Executive Officer and Trustee	March 27, 2002
/s/ LOUIS G. CONFORTI **Louis G. Conforti**	Office of the President and Chief Financial Officer	March 27, 2002
/s/ ROY P. RENDINO **Roy P. Rendino**	Senior Vice President—Finance and Chief Accounting Officer	March 27, 2002
/s/ JACQUE M. DUCHARME **Jacque M. Ducharme**	Trustee	March 27, 2002
/s/ STEPHEN J. NARDI **Stephen J. Nardi**	Trustee	March 27, 2002
/s/ CHRISTOPHER J. NASSETTA **Christopher J. Nassetta**	Trustee	March 27, 2002
/s/ JAMES R. THOMPSON **Governor James R. Thompson**	Trustee	March 27, 2002

PRIME GROUP REALTY TRUST

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

Board of Trustees
Prime Group Realty Trust

We have audited the accompanying consolidated balance sheets of Prime Group Realty Trust as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Prime Group Realty Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Group Realty Trust at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the holder of the Company's 2,000,000 Series A-Cumulative Convertible Preferred Shares of beneficial interest currently has the right to require the redemption of the shares. Additionally, the Company has experienced short-term liquidity problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, in 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
March 8, 2002, except for Note 16,
as to which the date is March 27, 2002

PRIME GROUP REALTY TRUST

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(dollars in thousands, except for per share amounts)	
Assets		
Real estate, at cost:		
Land	$ 193,380	$ 192,156
Building and improvements	920,723	916,009
Tenant improvements	82,285	62,810
Furniture, fixtures and equipment	10,128	9,231
	1,206,516	1,180,206
Accumulated depreciation	(97,495)	(61,855)
	1,109,021	1,118,351
Property under development	224,994	102,413
Property held for sale	7,322	22,737
	1,341,337	1,243,501
Investments in unconsolidated entities	19,954	31,907
Cash and cash equivalents	6,582	25,268
Receivables, net of allowance of $992 and $2,837 at December 31, 2001 and December 31, 2000, respectively:		
Tenant	4,033	6,153
Deferred rent	21,811	16,888
Other	3,402	13,267
Restricted cash escrows	75,962	61,159
Deferred costs, net	42,580	37,992
Other	6,728	2,958
Total assets	$1,522,389	$1,439,093
Liabilities and Shareholders' Equity		
Mortgage notes payable	$ 762,349	$ 742,021
Bonds payable	57,150	57,150
Construction financing	105,637	—
Accrued interest payable	10,323	4,353
Accrued real estate taxes	40,251	39,319
Accounts payable and accrued expenses	38,479	36,906
Construction costs payable, including retention of $7,412 and $2,812 at December 31, 2001 and December 31, 2000, respectively	29,254	19,168
Liabilities for leases assumed	9,925	2,228
Dividends payable	—	8,254
Deferred hedge liability	6,455	—
Other	11,654	14,725
Total liabilities	1,071,477	924,124
Commitments and contingencies		
Minority interests:		
Operating Partnership	126,806	151,206
Other	2,000	2,000
Series A—Cumulative Convertible Preferred Shares, 2,000,000 shares designated, issued and outstanding at December 31, 2001 and December 31, 2000	40,000	39,850
Shareholders' equity:		
Preferred Shares, $0.01 par value; 30,000,000 shares authorized:		
Series B—Cumulative Redeemable Preferred Shares, 4,000,000 shares designated, issued and outstanding at December 31, 2001 and December 31, 2000, respectively	40	40
Common Shares, $0.01 par value; 100,000,000 shares authorized; 15,703,158 and 15,599,518 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	157	156
Additional paid-in capital	329,390	328,687
Accumulated other comprehensive loss	(11,055)	—
Distributions in excess of earnings	(36,426)	(6,970)
Total shareholders' equity	282,106	321,913
Total liabilities and shareholders' equity	$1,522,389	$1,439,093

See notes to consolidated financial statements.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31		
	2001	2000	1999
	(dollars in thousands, except for per share amounts)		
Revenue			
Rental	$129,834	$135,762	$126,687
Tenant reimbursements	70,325	67,032	50,171
Other property revenues	7,573	8,093	11,201
Mortgage note interest	—	4,864	6,926
Services Company revenue	7,219	—	—
Interest income and other	4,587	7,513	1,569
Total revenue	219,538	223,264	196,554
Expenses			
Property operations	55,524	54,089	44,446
Real estate taxes	41,528	40,366	34,470
Depreciation and amortization	41,817	37,449	33,258
Interest	51,851	55,755	42,648
General and administrative	9,085	10,359	7,565
Services Company operating expenses	6,898	—	—
Provision for asset impairment	21,837	1,000	—
Loss on tax indemnification	1,191	—	—
Strategic alternative costs	3,289	717	—
Loss on land development option	—	—	600
Total expenses	233,020	199,735	162,987
(Loss) income before gain (loss) on sales of real estate, minority interests, extraordinary items, and cumulative effect of change in accounting principles	(13,482)	23,529	33,567
Gain (loss) on sales of real estate, net	292	(2,057)	53,050
(Loss) income before minority interests, extraordinary items, and cumulative effect of change in accounting principles	(13,190)	21,472	86,617
Minority interests	9,150	(3,564)	(30,687)
(Loss) income before extraordinary items and cumulative effect of change in accounting principles	(4,040)	17,908	55,930
Extraordinary items: loss on early extinguishment of debt, net of minority interests in the amount of $93, $1,347 and $754 for the years ended December 31, 2001, 2000 and 1999, respectively	(137)	(2,176)	(1,082)
(Loss) income before cumulative effect of change in accounting principles	(4,177)	15,732	54,848
Cumulative effect of change in accounting principles, net of minority interests of $219 and $1,140 for the years ended December 31, 2001 and 2000, respectively	(321)	(1,843)	—
Net (loss) income	(4,498)	13,889	54,848
Net income allocated to preferred shareholders	(12,150)	(12,147)	(12,103)
Net (loss) income available to common shareholders	$(16,648)	$ 1,742	$ 42,745

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

	Year ended December 31		
	2001	2000	1999
	(dollars in thousands, except for per share amounts)		
Basic earnings available to common shares per weighted-average common share:			
(Loss) income before gain (loss) on sales of real estate, extraordinary items and cumulative effect of change in accounting principles, net of minority interests	$ (1.05)	$ 0.45	$ 0.84
Gain (loss) on sales of real estate, net of minority interests	0.01	(0.08)	2.05
Extraordinary loss on early extinguishment of debt, net of minority interests	(0.01)	(0.14)	(0.07)
Cumulative effect of change in accounting principles, net of minority interests	(0.02)	(0.12)	–
Net (loss) income available per weighted-average common share of beneficial interest – basic	$ (1.07)	$ 0.11	$ 2.82
Diluted earnings available to common shares per weighted-average common share:			
(Loss) income before gain (loss) on sales of real estate, extraordinary items and cumulative effect of change in accounting principles, net of minority interests	$ (1.05)	$ 0.45	$ 0.84
Gain (loss) on sales of real estate, net of minority interests	0.01	(0.08)	2.04
Extraordinary loss on early extinguishment of debt, net of minority interests	(0.01)	(0.14)	(0.07)
Cumulative effect of change in accounting principles, net of minority interests	(0.02)	(0.12)	–
Net (loss) income available per weighted-average common share of beneficial interest – diluted	$ (1.07)	$ 0.11	$ 2.81
Comprehensive (loss) income:			
Net (loss) income	$ (4,498)	$13,889	$54,848
Other comprehensive (loss) income – interest rate protection agreements			
Cumulative effect of change in accounting principle	(3,227)	–	–
Unrealized losses arising during the year	(4,521)	–	–
Equity in unrealized losses arising during the year – unconsolidated entities	(3,629)	–	–
Losses reclassified into earnings from other comprehensive income – unconsolidated entities	322	–	–
Comprehensive (loss) income	$(15,553)	$13,889	$54,848

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Preferred Shares Series B	Preferred Shares Series A	Common Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	(Distributions in Excess of) Retained Earnings	Total
	(dollars in thousands, except for share and per share amounts)						
Balance at January 1, 1999	$40	$ 20	$151	$360,017	$ –	$(10,223)	$350,005
Amortization of restricted stock awards	–	–	–	576	–	–	576
Net income	–	–	–	–	–	54,848	54,848
Series B—preferred share dividends declared ($2.25 per share)	–	–	–	–	–	(9,000)	(9,000)
Series A—preferred share dividends declared ($1.50 per share)	–	–	–	–	–	(3,000)	(3,000)
Series A—preferred share amortized dividend	–	–	–	–	–	(103)	(103)
Common share dividends declared ($1.35 per share)	–	–	–	–	–	(20,436)	(20,436)
Reclassification of Series A—preferred shares to redeemable equity	–	(20)	–	(39,980)	–	–	(40,000)
Conversion of 53,611 common units to common shares (one for one)	–	–	1	744	–	–	745
Balance at December 31, 1999	40	–	152	321,357	–	12,086	333,635
Amortization of restricted stock awards	–	–	–	411	–	–	411
Issuance of 5,000 common shares granted during the year	–	–	1	76	–	–	77
Net income	–	–	–	–	–	13,889	13,889
Series B—preferred share dividends declared ($2.25 per share)	–	–	–	–	–	(9,000)	(9,000)
Series A—preferred share dividends declared ($1.50 per share)	–	–	–	–	–	(3,000)	(3,000)
Series A—preferred share amortized dividend	–	–	–	–	–	(147)	(147)
Common share dividends declared ($1.35 per share)	–	–	–	–	–	(20,798)	(20,798)
Conversion of 347,032 common units to common shares (one for one)	–	–	3	6,843	–	–	6,846
Balance at December 31, 2000	40	–	156	328,687	–	(6,970)	321,913
Amortization of restricted stock awards	–	–	1	705	–	–	706
Exercise of stock options	–	–	–	22	–	–	22
Net loss	–	–	–	–	–	(4,498)	(4,498)
Series B—preferred share dividends declared ($1.69 per share)	–	–	–	–	–	(6,750)	(6,750)
Series A—preferred share dividends declared ($1.13 per share)	–	–	–	–	–	(2,250)	(2,250)
Series A—preferred share amortized dividend	–	–	–	–	–	(150)	(150)
Common share dividends declared ($1.01 per share)	–	–	–	–	–	(15,808)	(15,808)
Conversion of 33,085 common units to common shares (one for one)	–	–	–	454	–	–	454
Repurchase of 33,085 common shares	–	–	–	(478)	–	–	(478)
Transition adjustment for change in accounting principle	–	–	–	–	(3,227)	–	(3,227)
Unrealized loss on derivative instruments	–	–	–	–	(8,150)	–	(8,150)
Losses reclassified into earnings—unconsolidated entities	–	–	–	–	322	–	322
Balance at December 31, 2001	$40	$ –	$157	$329,390	$(11,055)	$(36,426)	$282,106

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		
	2001	2000	1999
	(dollars in thousands)		
Operating activities			
Net (loss) income	$ (4,498)	$ 13,889	$ 54,848
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Amortization of costs for leases assumed (included in rental revenue)	767	833	899
Interest income and developer fees added to mortgage note receivable principal	–	(1,855)	(2,580)
(Gain) loss on sales of real estate	(292)	2,057	(53,050)
Depreciation and amortization	41,817	37,449	33,258
Unrealized loss on derivatives	230	–	–
Provision for asset impairment	21,837	1,000	–
Net gain on treasury lock terminations	–	–	(615)
Loss on land development option	–	–	600
Net equity in (income) loss of unconsolidated investments	(1,770)	768	3,609
Minority interests	(9,150)	3,564	30,687
Extraordinary items, net of minority interests	137	2,176	1,082
Cumulative effect of change in accounting principles, net of minority interests	321	1,843	–
Changes in operating assets and liabilities:			
Increase in receivables	(7)	(3,198)	(8,251)
(Increase) decrease in other assets	(74)	(1,399)	18,435
Increase in accrued interest payable	5,998	1,234	1,068
Increase (decrease) in accrued real estate taxes	2,094	(1,682)	21,049
Increase in accounts payable and accrued expenses	2,583	7,774	8,702
Decrease in other liabilities	(2,483)	(60)	(3,445)
Net cash provided by operating activities	57,510	64,393	106,296
Investing activities			
Expenditures for real estate and equipment	(151,123)	(122,337)	(583,454)
Proceeds from sales of real estate	25,413	141,994	154,309
Purchase of and additional advances on mortgage note receivable	–	(12,208)	(16,837)
(Increase) decrease in restricted cash escrows	(14,496)	(16,800)	10,423
Leasing costs	(9,239)	(12,136)	(8,310)
Net (loans provided to) repayments from Services Company	–	(4,761)	2,801
Investments in unconsolidated entities, net	1	–	1,275
Net cash used in investing activities	(149,444)	(26,248)	(439,793)

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended December 31		
	2001	2000	1999
	(dollars in thousands)		
Financing activities			
Financing costs	$ (4,714)	$ (13,649)	$ (8,306)
Deposits returned (made) under treasury lock agreements	–	–	15,256
Proceeds from mortgage notes payable	136,237	258,233	546,538
Net proceeds from (repayment of) credit facilities	–	(19,527)	19,527
Repayment of mortgage notes payable	(115,909)	(193,406)	(219,163)
Repayment of bonds payable	–	(17,300)	–
Proceeds from construction financing	105,637	–	–
Common share repurchase	(478)	–	–
Proceeds from exercise of stock options	22	–	–
Repurchase of operating partnership common units	–	(700)	–
Contribution from minority interests – other	–	1,000	–
Distributions to minority interests – operating partnership	(14,485)	(14,772)	(14,151)
Series A – preferred shares transaction fee	–	–	(400)
Dividends paid to Series B – preferred shareholders	(9,000)	(9,000)	(9,000)
Dividends paid to Series A – preferred shareholders	(3,000)	(3,000)	(2,980)
Dividends paid to common shareholders	(21,062)	(20,666)	(20,414)
Net cash provided by (used in) financing activities	73,248	(32,787)	306,907
Net (decrease) increase in cash and cash equivalents	(18,686)	5,358	(26,590)
Cash and cash equivalents at beginning of year	25,268	19,910	46,500
Cash and cash equivalents at end of year	$ 6,582	$ 25,268	$ 19,910

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

During the years ended December 31, 2001, 2000 and 1999 the Company sold the following net assets:

	2001	2000	1999
	(dollars in thousands)		
Real estate, net	$23,843	$172,607	$ 261,255
Tenant receivables, net	(58)	40	838
Deferred rent receivable	120	1,971	32,824
Deferred costs, net	225	3,304	13,318
Mortgage notes payable	—	(28,000)	(205,109)
Accrued real estate taxes	(699)	(3,988)	(10,017)
Other liabilities and assets, net	1,690	(1,883)	4,580
Net assets sold	25,121	144,051	97,689
Proceeds from sales of real estate	25,413	141,994	154,309
Total gain (loss) on sales of real estate	292	(2,057)	56,620
Less gain deferred	—	—	(3,570)
Gain (loss) recognized on sales of real estate	$ 292	$ (2,057)	$ 53,050

The following represents supplemental disclosure of significant noncash activity for the years ended December 31, 2001, 2000, and 1999:

	Year ended December 31		
	2001	2000	1999
	(dollars in thousands)		
Real estate additions through the assumption of mortgage payables	$ —	$ —	$140,899
Real estate additions through the issuance of partnership units to minority interest	—	3,832	7,052
Real estate additions through consolidation due to purchase of second mortgage note	—	103,210	—
Contributions of real estate to unconsolidated real estate joint ventures	—	(35,290)	—
Real estate additions through the increase in accounts payable and accrued expenses	9,838	1,562	—
Increase in accrued real estate taxes through consolidation due to the purchase of second mortgage note	—	4,300	—
Net asset additions through consolidation of the Services Company	2,524	—	—
	$12,362	$ 77,614	$147,951

(Dollars in thousands, except for share, per share and per unit amounts)

1. Summary of Significant Accounting Policies

Formation and Organization of the Company

Prime Group Realty Trust (the "Company") was organized in Maryland on July 21, 1997. The Company qualified as a real estate investment trust ("REIT") beginning with the period ended December 31, 1997, under the Internal Revenue Code of 1986, as amended, for Federal income tax purposes. On November 17, 1997, the Company completed its initial public offering and contributed the net proceeds to Prime Group Realty, L.P. (the "Operating Partnership") in exchange for preferred and common partnership interests.

In 1998, the Company issued and sold 2,579,994 common shares, granted 25,000 common shares to certain employees and trustees and issued and sold 4,000,000 of its Series B-cumulative redeemable preferred shares and contributed the net proceeds to the Operating Partnership in exchange for the same number of common units and preferred units of partnership interest. In addition, during 1998, the Company repurchased 474,200 of its common shares for an aggregate purchase price of $7,267, pursuant to a common share repurchase program the Company established in September 1998. On January 8, 1999, the Company filed its initial shelf registration statement on Form S-3 with the Securities and Exchange Commission (which was declared effective on June 8, 1999) to register up to $500,000 of its equity and debt securities for future sale at prices and on terms to be determined at the time of offering.

The Company is the managing general partner of the Operating Partnership and owns all of the preferred units and 59.4% and 59.2% of the common units issued at December 31, 2001 and 2000, respectively. Each preferred unit and common unit entitles the Company to receive distributions from the Operating Partnership. Distributions declared or paid to holders of common shares and preferred shares are based upon such distributions the Company receives with respect to its common units and preferred units.

During 2000, an affiliate of one of the Company's Board members exchanged 927,100 common units of general partner interest of the Operating Partnership for 927,100 common units of limited partner interest. These common units of limited partner interest are exchangeable on a one-for-one basis, for common shares or, at the Company's option, cash equivalent to the fair market value of a common share at the time of exchange. In connection with the modification, a tax indemnification agreement with the affiliate was amended to provide that the tax indemnification by the Operating Partnership is reduced by 10% per year over the 10-year term of the tax indemnification agreement, effective retroactively from the Company's initial public offering. In addition, the affiliate's put option agreement allowing the affiliate to put the general partner common units to the Operating Partnership was terminated.

In September 2000, an affiliate of The Prime Group, Inc. ("PGI") purchased the 40% partnership interest held by an affiliate of Blackstone Real Estate Advisors, L.P. ("Blackstone"), in Primestone Investment Partners L.P. ("Primestone"). The affiliate of PGI had already owned 60% of Primestone. Primestone owns 7,944,893 limited partner common units (the "Primestone Units") of the Operating Partnership and was created in connection with the Company's initial public offering as a joint venture between affiliates of PGI and Blackstone. PGI is a privately held company controlled by Michael W. Reschke, the Chairman of the Company's Board of Trustees. Primestone secured financing for the transaction from affiliates of Prudential Securities Incorporated and Vornado Realty Trust ("Subordinate Lender"). As a result of the transaction, PGI is now the 100% owner of Primestone, making PGI the Operating Partnership's second largest equity holder through the Primestone Units. The Primestone Units are convertible into the Company's common shares, on a one-for-one basis or, at the Company's option, in cash equivalent to the fair market value of a common share at the time of exchange, subject to the Company's 9.9% ownership limitation contained in the Company's charter.

As part of PGI's financing for the transaction, PGI's lenders requested and received certain consents and other agreements relating to the Company, including (i) a waiver of the 9.9% common share ownership limitation set forth in the Company's charter; (ii) a right of the Subordinate Lender to receive a position on the Board (this position is subject to re-election by the Company's shareholders in the same manner as all other Trustees) under certain events; and (iii) under certain events, including the Subordinate Lender becoming the owner of the Primestone Units after a successful foreclosure action, that Mr. Reschke and Richard S. Curto, the Company's Chief Executive Officer and one of the Company's Trustees, had agreed to tender their resignations to the Board. On November 13, 2001, Mr. Reschke and Mr. Curto delivered written notices to the Board stating that Mr. Reschke and Mr. Curto were rescinding the resignation letters previously delivered by them to the Subordinate Lender and gave notice to the Board that both individuals no longer intended to resign from their current executive positions with the Company or from the Board. On December 20, 2001, the Subordinate Lender delivered the original, signed resignation letters of Mr. Reschke and Mr. Curto to the Trust. The Board of the Company then consulted with its outside legal counsel, who advised the Board that in light of the fact that Messrs. Reschke and Curto clearly do not intend to resign, the resignation letters delivered by the Subordinate Lender do not constitute valid resignations. Consistent with this advice of counsel, the Board took no action with respect to the resignation letters.

Basis of Presentation

The Company's consolidated financial statements include all of its accounts, including the Operating Partnership and the other entities in which the Company has control or for which the Company receives all economic benefits through its ownership of the entities' mortgage notes. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in corporations and partnerships in which the Company does not have operational control or a majority interest are accounted for on the equity method of accounting.

Significant intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation, with no effect on the Company's consolidated financial position or results of operations.

Commencing on January 2, 2001, Prime Group Realty Services, Inc. (the "Services Company") elected to be treated as a Taxable REIT Subsidiary as defined under the Internal Revenue Code, as amended. On January 1, 2001, the Operating Partnership acquired all of the outstanding common stock of the Services Company and had the Services Company redeem all of the preferred stock outstanding previously held by the Operating Partnership. The Company now consolidates the operations of the Services Company.

The Company indirectly owns a significant interest in an entity which owns 100% of the development project known as Dearborn Center, located in Chicago, Illinois. This entity is consolidated by the Company.

Real Estate

Depreciation is calculated on the straight-line method over the estimated useful lives of assets, which are as follows:

Building and improvements	40 years
Tenant improvements	Term of related leases
Furniture and equipment	3-7 years

Development costs, which include land acquisition costs, fees and other costs incurred in developing new properties, are capitalized as incurred. Upon completion of construction, development costs are included in buildings and improvements and are depreciated over the useful lives of the respective properties on a straight-line basis. Interest, financing costs, real estate taxes, other direct costs and indirect costs (including certain employee compensation costs and related general and administrative expenses) incurred during development periods are capitalized as a component of the building costs.

Real estate is carried at depreciated cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less costs to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. Property held for future development and property under development are also evaluated for impairment. Impairment is determined for development costs associated with property held for future development and property under development based upon management's assessment that these costs have no future value.

In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). FAS 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, FAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and established more restrictive criteria to classify an asset as "held for sale." FAS 144 is effective for year-ends beginning after December 15, 2001. The Company will adopt FAS 144 effective January 1, 2002 and does not expect a material impact on the consolidated financial statements.

Cash Equivalents

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Costs

Costs incurred in connection with financings, refinancings or debt modifications are capitalized as deferred financing costs and are amortized on the straight-line method over the lives of the related loans. Leasing commissions and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and are amortized on the straight-line method over the terms of the related lease agreements.

Leases Assumed

In connection with certain tenant leases, the Company has assumed the liability for the remaining terms of the tenants' existing leases in their previous location. The Company has recorded a liability at December 31, 2001 of approximately $5,976 for the difference between total remaining costs for leases assumed and the expected benefits from subleases of the assumed lease properties. The related incentive to the lessee has been capitalized as a deferred charge and is being amortized to rental revenue over the life of the respective lease. The deferred charge and related liability are adjusted for changes in the expected benefits from subleases.

Rental Revenue

Rental revenue is recorded on the straight-line method over the terms of the related lease agreements for new leases and the remaining terms of existing leases for acquired properties. Differences between rental revenue earned and amounts due per the respective lease agreements are credited or charged, as applicable, to deferred rent receivable. Rental payments received prior to their recognition as income are classified as rent received in advance.

Revenue Recognition

In December 1999, the Securities and Exchange Commission (the "Commission") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 retroactive to January 1, 2000 and recorded a charge to income of $1,843, net of minority interests of $1,140, representing the cumulative effect of adopting SAB 101 as of January 1, 2000. The cumulative effect represents income recognized in 1999 and relates to certain permanent property easements and leasing activities. During 2001 and 2000, respectively, the Company recognized $293 and $487 of other income (a portion of which is included in other property revenues in the consolidated statements of operations) previously recorded in 1999. Applying the accounting change retroactively would result in 1999 net income available to common shareholders of $40,990 ($2.71 per basic and $2.70 per diluted common share). Although the adoption of SAB 101 may impact the period in which certain revenues are recognized by the Company, it is not expected to impact the timing of the Company's cash flow from operations.

Interest Rate Protection Agreements

In the normal course of business, the Company uses a variety of derivative financial instruments to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with the hedge of an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures, unless the instrument is redesignated as a hedge of another transaction. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period in earnings.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's leasing income and other financial assets with interest rates on related debt, and to manage the cost of borrowing obligations.

The Company has a policy of only entering into derivative contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

Interest rate hedges, that are designated as cash flow hedges, hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or in earnings, depending on the type of hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains and losses are reported in accumulated other comprehensive income. Over time, the unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings. This reclassification is consistent when the hedged items are also recognized in earnings. Within the next twelve months, the Company expects to reclassify to earnings approximately $275 of amounts held in accumulated other comprehensive income. If a derivative instrument is terminated or the hedging transaction is no longer determined to be effective, amounts held in accumulated other comprehensive income are reclassified into earnings over the term of the future cash outflows on the related debt.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments. Specifically SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Upon adoption of SFAS 138 and SFAS 133, the Company recorded as a cumulative effect of an accounting change a net transition adjustment (unrealized loss) of $539 in net income, and a transition adjustment of $3,227 as an increase in accumulated other comprehensive loss. Adoption of the standard resulted in a net transition adjustment of $3,766 on the balance sheet reflected as a $539 reduction in deferred costs, a $1,373 reduction in investment in unconsolidated entities and a deferred hedge liability of $1,854.

In August 2001, the Financial Accounting Standards Board issued final guidance on the accounting for options used as hedged under SFAS No. 133. This guidance is pursuant to Derivatives Implementation Group Issue No. G20 ("G20"). Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in other accumulated comprehensive income on the balance sheet. On September 1, 2001, the Company adopted G20 for its interest rate hedge instruments. Any subsequent unrealized gains or losses due to changes in market value of options, such as interest rate caps, will be recorded in the other accumulated comprehensive income.

On December 31, 2001, the derivative instruments were reported at their fair value as other assets of $432, a deferred hedge liability of $6,455, a reduction in investment in unconsolidated entities of $4,677 and accumulated other comprehensive loss of $11,055 ($0.71 per weighted average share). The Company has recorded an unrealized loss of $230 for the year ended December 31, 2001, which is included in interest income and other on the statement of operations.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS includes the potentially dilutive effect, if any, which would occur if outstanding: (i) common share options were exercised, (ii) limited partner common units in the Operating Partnership were exchanged for common shares, (iii) common share grants were fully-vested, and (iv) convertible preferred shares were converted into common shares.

Stock Based Compensation

The Company accounts for common share option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is recognized for the common share option grants because the exercise price of the options equals the market price of the underlying shares at the date of grant.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986 ("the Code"), as amended. As a REIT, the Company generally will not be subject to federal income tax to the extent that it distributes at least 90% of its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

As of December 31, 2001, for income tax purposes, the Company's real estate had a gross and net basis of $820,272 and $734,593, respectively, mortgage notes receivable had a basis of $40,466, investment in Real Estate Mortgage Investment Conduits had a tax basis of $51,786, deferred costs had a gross and net basis of $47,616 and $23,884, respectively, and deferred rent receivable had no tax basis. The Company's investment in unconsolidated real estate joint ventures, for income tax purposes, had a gross and net basis of $126,655 and $29,549, respectively.

The Company accounts for income taxes payable by the Services Company in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. At December 31, 2001, the Services Company had deferred tax assets in excess of deferred tax liabilities of $3,160 (included in other assets on the consolidated balance sheet). At December 31, 2001, the Services Company had net operating loss carry forwards for federal tax purposes of approximately $8,000 which are available to offset future taxable income, if any, through 2015.

2. Going Concern

As described in Note 7, the holder of the Company's 2,000,000 Series A–Cumulative Convertible Preferred Shares of beneficial interest ("Series A–preferred shares") currently has the right to require the redemption of the shares, which equates to a redemption value of $40,000, plus any accrued and unpaid dividends. The Company has provided the holder of the Series A–preferred shares an increase in the shares pay rate as an incentive not to exercise its right to require redemption of the shares. However, the holder continues to have a contractual right to cause the redemption of the shares at the redemption value upon ten-day notice. Management is pursuing various capital events, which, if consummated in sufficient amounts, would enable the Company to redeem the shares if the redemption right is exercised. However, there can be no assurance that the holder of the Series A- preferred shares will not exercise its right to require the redemption of the shares prior to the Company's ability to obtain funds necessary for redemption or that the Company will be successful in its efforts to execute capital events yielding proceeds sufficient to redeem the Series A preferred shares.

As described in Note 5, the Company's debt obligations require compliance with various financial loan covenants. As a result of its financial results for the quarter and year ended December 31, 2001, the Company is not in compliance with financial covenants contained in certain of its debt facilities as of December 31, 2001. In addition, the Company's anticipated cash flows from operations in 2002 will not be sufficient to fund the Company's anticipated operating and capital needs or meet the current debt covenant requirements in 2002. None of the loans have been accelerated nor, did the Company receive notice of the respective lender's intention to accelerate the maturity of the loans. The Company has either entered into amendments to alleviate the current and anticipated violations or has received waivers, which waived the covenant violations as of December 31, 2001, and in certain circumstances through March 31, 2002. The waived covenants primarily relate to minimum quarter-end cash balance requirements of $20,000. The Company's ability to meet these covenants in the future is contingent on its ability to execute certain capital events and on its future financial results. Management is pursuing various capital events, which, if consummated in sufficient amounts, would provide the necessary cash proceeds to meet these covenant requirements in addition to the potential redemption of Series A–preferred shares discussed above. If the capital events are not consummated, or the proceeds are not sufficient to meet the covenants, management intends to seek additional waivers or modifications from the lenders. However, there is no guarantee that the Company will be successful and/or will be in compliance with the loan covenants in the future or that the Company will be able obtain waivers or amendments of violations at that time.

The above conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

3. Asset Impairments

During 2001, 2000 and 1999 the Company recorded the following provisions for asset impairments:

	December 31		
	2001	2000	1999
Investment in unconsolidated entities	$15,088	$ —	$—
Property under development	4,924	1,000	—
Operating property	1,500	—	—
Property held for sale	325	—	—
	$21,837	$1,000	$—

4. Deferred Costs

Deferred costs consist of the following:

	December 31	
	2001	2000
Financing costs	$ 25,396	$ 23,327
Leasing costs	44,088	32,773
	69,484	56,100
Less: Accumulated amortization	(26,904)	(18,108)
	$ 42,580	$ 37,992

5. Mortgage Notes Payable, Bonds Payable and Construction Financing

Mortgage notes payable, credit facilities and bonds payable consisted of the following:

	December 31, 2001	December 31, 2000
Mortgage Notes Payable (A), (B):		
Mortgage notes payable to various financial institutions, collateralized by various properties, interest at fixed rates ranging from 7.07% to 16.00% per annum, with principal and interest payable monthly through dates ranging from 2002 through 2013. The weighted average rate at December 31, 2001 was 8.25%	$348,480	$367,339
Mortgage notes payable to various financial institutions, collateralized by various properties, interest at variable rates ranging from LIBOR (1.87% at December 31, 2001) plus 150 basis points to LIBOR plus 700 basis points per annum, with principal and interest payable monthly through dates ranging from 2002 through 2006. The weighted average rate at December 31, 2001 was 6.65%	413,869	374,682
Total mortgage notes payable	$762,349	$742,021
Bonds Payable		
Variable rate tax-exempt bonds issued by various state and local government authorities(B),(C),(D)	$ 57,150	$ 57,150
Construction Financing (E):		
Construction mezzanine facility, with a total commitment of $65,000, to a financial institution, collateralized by 100% of the ownership interest in Dearborn Center, interest at a fixed rate of 12% per annum (up to 50% of which, but no more than $10,000 may be funded from the mezzanine facility) with an additional accrual rate ranging from 9.5% to 13%, 11% at December 31, 2001, dependent upon certain leasing thresholds, with interest payable monthly through January 2004, principal and accrued interest due in January 2004	$ 57,240	$ —
Construction loan facility, with a total commitment of $220,000 to $230,000, to a financial institution, collateralized by 100% of the ownership interest in Dearborn Center and a $60,000 guarantee, interest at a variable rate of LIBOR (2.46% at December 31, 2001) plus 265 basis points per annum, with interest accruing monthly through January 2004, principal and accrued interest due in January 2004	48,397	—
Total construction financing	$105,637	$ —

(A) The mortgage notes payable are subject to various operating and financial covenants (see Note 16, Subsequent Events). In addition, the Company is required to maintain escrow accounts to fund future real estate tax and other operating expense payments, which are included in restricted cash escrows, as well as certain tenant releasing costs and capital expenditures. The Company has entered into an interest rate cap agreement for the full term of the loan at a LIBOR index rate of 7.25%. In March 2001, the Company entered into an agreement to amend a loan collateralized, in part, by a pledge of the first mortgage loan that we held and which is secured by the property known as 180 North LaSalle Street in Chicago, Illinois. The original commitment under the loan was $64,000, of which $52,000 had been disbursed. Under the terms of the amendment, the maximum loan amount was reduced to $60,000 and the remaining $8,000 of borrowing availability was funded. Restricted cash escrows at December 31, 2001 include $2,500 related to this loan for future capital expenditures, tenant improvements and lease commissions. As part of the agreement, the Company agreed to allow the lender to securitize the loan by utilizing a REMIC, if desirable. The REMIC closed on October 30, 2001 and matures on January 15, 2004. The lender has transferred the first mortgage loan to the REMIC. The principal amount of the REMIC is $113,700 and is comprised of three classes of certificate holders. Class "A" certificates represent the original first mortgage holder owning a $60,000 priority interest, Class "B" certificates are owned by us and represent a $53,700 interest subordinate to the Class A certificates, and the Class "R" certificates represent any residual amounts due to us upon any sale of the property should net proceeds exceed $113,700. The interest rate on the Class "A" certificate is LIBOR plus 3.75% and the interest note on the Class "B" certificate is equal to the difference between (i) 16.22% and (ii) the product of LIBOR multiplied by 1.1179. Our Services Company acts as the loan servicer for the REMIC and we account for our ownership interest on a consolidated basis.

(B) All of the Company's real estate assets and its mortgage notes receivable have been pledged as collateral for its mortgage notes payable and bonds payable.

(C) Permanent financing for certain industrial properties has been provided by $48,150 of tax-exempt industrial development revenue bonds that mature on February 16, 2022. Under the terms of the bond loan agreements, the Company makes interest-only payments monthly, calculated using a floating rate determined by the remarketing agent of the bonds. The rates ranged from 1.33% and 4.98% during 2001, 3.09% to 5.97% during 2000 and 2.28% to 5.67% during 1999. The rate at December 31, 2001 was 1.80%. The maximum annual interest rate on the bonds is 13%. Under certain conditions, the interest rate on the bonds may be converted to a fixed rate at the Company's request.

The bonds were collateralized by letters-of-credit from a financial institution totaling $48,800 which were to expire in January 2002. The letters-of-credit were collateralized by mortgages on the related industrial facilities and a $23,000 cash collateral account and had an annual fee (paid quarterly) of 3.00% of the letters-of-credit face amounts and is included in interest expense. On January 2, 2002, the Company purchased $23,250 of the bonds and obtained replacement letters of credit having a maturity date of January 2, 2007 to enhance the remaining bonds of $24,900. The letters of credit are collateralized by mortgages on the related industrial facilities and have an annual fee (paid annually) of 2.35% of the letters of credit face amounts and which will be included in interest expense. In addition, the Company has guaranteed all obligations under this replacement letter of credit facility. In order to secure the obligations under the guarantee, the Company pledged the bonds purchased of $23,250 as well as certain property assets.

The bondholders may tender bonds on any business day during the variable interest rate period discussed above and receive principal, plus accrued interest, through the tender date. Upon tender, the remarketing agent will immediately remarket the bonds. In the event the remarketing agent fails to remarket any bonds, the Company is obligated to purchase those bonds. The remarketing agent receives a fee of 0.11% per annum of the outstanding bonds balance, payable quarterly in advance.

(D) Permanent financing for certain office properties has been provided by $26,300 of tax-exempt industrial revenue bonds. During 2000, $17,300 of the bonds were repaid with proceeds from the sales of the related properties. The remaining $9,000 of bonds mature on December 1, 2014 and are collateralized by letters-of-credit totaling $9,300 which are subject to quarterly extension fees. The letters-of-credit are collateralized by a cash escrow account of $6,730 at December 31, 2001. Under the terms of the bond agreements, the Company makes interest-only payments monthly, calculated using a floating rate determined by the remarketing agent of the bonds. The rates ranged from 1.45% to 4.50% during 2001, 3.55% to 5.50% during 2000 and 3.05% to 4.55% during 1999. The rate at December 31, 2001 was 1.45%.

Under certain conditions, the interest rates on the bonds may be converted to a fixed rate at the Company's request. Under the terms of the bond agreements, the bondholders have the option to require the Company to purchase any of their bonds on the 15th day of any month while the bonds are outstanding. Upon the exercise of the bondholders' option to require the Company to redeem the bonds, the remarketing agent will immediately remarket the bonds. In the event the remarketing agent fails to remarket the bonds, the Company is obligated to purchase those bonds. The remarketing agent receives a fee of 0.10% per annum of the outstanding balance of the bonds, payable quarterly in advance.

(E) Both construction facilities related to the Dearborn Center project are subject to various financial covenants. The construction mezzanine facility's additional accrual interest rate ranges from 9.5% and 13.0% dependent upon certain leasing levels thresholds. In addition, the Company is required to maintain various escrow accounts to fund future tenant commitments. A $3,000 escrow, as amended, was established in 2001 with the mezzanine lender as a contingency against possible construction cost overruns on Dearborn Center. In addition, an $8,800 cash escrow is being established with the construction lender over time for certain leasing commissions and tenant improvement costs related to the Company's sublease obligation at One North Wacker Drive. As of December 31, 2001, $5,800 has been deposited into this escrow.

During the years ended December 31, 2001, 2000 and 1999, the Company wrote-off deferred financing costs of $230, $3,523 and $1,836, respectively, net of accumulated amortization of $217, $1,620 and $945, respectively. These write-offs resulted from mortgage notes, bonds payable and a line-of-credit that were repaid or refinanced. The total of these write-offs has been reflected as an extraordinary loss in the 2001, 2000 and 1999 statements of income, net of minority interests of $93, $1,347 and $754, respectively.

Total interest paid on the mortgage notes payable, bonds payable and construction financing was $69,756, $69,143 and $49,566 for the years ended December 31, 2001, 2000 and 1999, respectively. During the years ended December 31, 2001, 2000 and 1999, the Company incurred interest expense of $75,726, $69,988 and $50,634, respectively, of which $23,875, $14,232 and $7,986, respectively, related to development projects was capitalized.

In 1998, the Company entered into two treasury lock agreements with two financial institutions to lock certain debt instruments at the interest rate on ten-year Treasury Notes effective on the date of the agreements to provide interest rate protection on future debt financings. One of these agreements was entered into in anticipation of a planned future securitization of a $170,000 loan related to the 77 West Wacker Drive building, and had a lock rate of 5.364%. The other agreement was entered into in anticipation of $160,000 in debt related to the acquisition of IBM Plaza, had a lock rate of 4.732% and was to expire on March 19, 1999. The Company made deposits as required by the agreements, totaling approximately $14,641. The deposits were exclusive of a $2,000 credit threshold described below. The $170,000 agreement was to expire on February 18, 1999, but was extended to April 15, 1999. At that time, the lock rate was modified to 5.016% and the credit threshold reduced from $2,000 to $500. On March 1, 1999, the Company terminated the $160,000 treasury lock agreement due to the change in terms and timing of the IBM Plaza purchase. Approximately $557 on deposit was forfeited at the time of termination. On May 11, 1999, the Company terminated the $170,000 treasury lock agreement due to changes in timing of a planned future loan securitization related to the 77 West Wacker Drive building. The termination resulted in a net settlement and gain upon termination of $1,172. The net gain of $615 from the two terminations has been included as a net gain in other income in the statement of income for the year ended December 31, 1999. During the period January 1, 1999 through May 11, 1999, the Company received net cash settlements of approximately $15,256 ($7,094 related to the $170,000 agreement, and $8,162 related to the $160,000 treasury lock agreement) related to both treasury lock agreements.

On January 31, 1999, the Company entered into an interest rate collar agreement, with respect to the property at 33 West Monroe Street in Chicago, Illinois, that hedged the Company's interest rate exposure with respect to the variable rate mortgage note secured by the 33 West Monroe property. The interest rate ceiling under the agreement is based on a LIBOR index rate of 7.50% and the interest rate floor is based on a LIBOR index rate of 3.73%. This agreement is for an original notional amount of $65,000 and its term is coincident with the aforementioned variable rate mortgage note (January 31, 1999 through January 31, 2002). On November 15, 2000, the underlying note was refinanced with the proceeds of a $67,000 variable rate mortgage note. The interest rate collar agreement remained in place and was designated to the new loan in conjunction with an additional interest rate cap agreement. (See November 15, 2000 hedge agreement activity described below for further discussion).

On November 1, 1999, the Company entered into an interest rate collar agreement, with respect to the property at 77 West Wacker Drive in Chicago, Illinois, for the period from November 1, 1999 through September 30, 2002 with a financial institution for an original notional amount of $170,000. The interest rate ceiling under the agreement is based on a LIBOR index rate of 7.75% and the interest rate floor is based on a LIBOR index rate of 5.62%. On November 22, 1999, the Company transferred the $170,000 interest rate collar agreement to an unconsolidated real estate joint venture which owns the property and related indebtedness. On November 10, 1999, the joint venture entered into an additional interest rate collar agreement for the period from October 1, 2002 through September 30, 2004 with a financial institution for an original notional amount of $157,500. The interest rate ceiling under the agreement is based on a LIBOR index rate of 7.75% and the interest floor is based on a LIBOR index rate of 6.10%. The $157,500 collar agreement requires the joint venture to make cash escrow deposits to the extent that the instrument's valuation decreases more than $5,000. As of December 31, 2001, no deposits were required relating to the $170,000 and the $157,000 collar agreements. On March 12, 2001, the Company was replaced by its joint venture partner as the guarantor to the counterparties related to these collar agreements. If the Company's joint venture partner, as guarantor, were required to pay either of the counterparties under the terms of the interest rate collar agreements, the Company would be liable to reimburse its joint venture partner its fifty percent share of any amount paid.

On December 10, 1999, the Company entered into an interest rate swap agreement, with respect to the property at 330 North Wabash Avenue (IBM Plaza) in Chicago, Illinois, for the period from December 10, 1999 through December 10, 2002 based on a LIBOR index rate of 6.3% that effectively fixed the Company's interest rate with respect to the variable rate mortgage note payable secured by the IBM Plaza property at a rate of 8.0%. This agreement had an original notional amount of $160,000 that decreased to $158,400 on December 10, 2000 and decreased to $155,200 on December 10, 2001, coincident with the originally scheduled principal payments on the mortgage note payable secured by the IBM Plaza property. The Company received the net amount of $107 under the terms of the swap agreement during 2000. No amounts were paid or received during 1999. The Company has provided a guaranty to the counterparty related to this agreement to the extent of any decrease in value in the swap agreement. In accordance with this guarantee, the swap agreement requires cash escrow deposits to the extent that the instrument's valuation decreases more than $500. As of December 31, 2001 and 2000, respectively, the Company has deposited $5,633 and $1,387 pertaining to the interest rate swap agreement.

On July 11, 2000, the Company entered into an interest rate cap agreement, with respect to the property at 180 North LaSalle Street in Chicago, Illinois, for the period from July 11, 2000 through August 1, 2001 with respect to the $52,000 variable rate note payable secured by the 180 N. LaSalle Street property. The agreement was subsequently extended to January 15, 2004 and the notional amount was increased to $60,000. The interest rate under the agreement is capped at the LIBOR index rate of 7.25%. No amounts were received under the terms of the agreement during 2001 and 2000.

On November 15, 2000, the Company entered into an interest rate cap agreement, with respect to the property located at 33 West Monroe Street in Chicago, Illinois, for a notional amount of $67,000 for the period from November 15, 2000 through January 31, 2002. On December 6, 2001, the Company extended the interest rate cap agreement to January 31, 2003 (an additional hedge agreement is required by February 1, 2003, for the period February 1, 2003, through debt maturity of November 15, 2005) with respect to the $67,000 variable rate note payable secured by the 33 West Monroe Street property. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 6.50% for a notional amount of $67,000. Included in the initial interest rate cap agreement was the sale of an interest rate cap based on the LIBOR index rate of 7.50% for the period from November 15, 2000 through January 31, 2002, for a notional amount of $65,000. This agreement allowed the Company to reduce the cost of this hedge instrument and take advantage of the remaining term of the existing collar agreement originally entered into on January 31, 1999. The Company received $10 under the terms of the cap agreement during 2000 and no amounts during 2001.

On November 15, 2000, the Company entered into an interest rate cap agreement with respect to the property at 33 West Monroe Street in Chicago, Illinois, for a notional amount of $12,500 for the period November 15, 2000 through November 15, 2003 with respect to the $12,500 variable rate note payable secured by the 33 West Monroe Street property. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 8.35%, 8.75% and 9.0% for loan years one, two and three, respectively, for a notional amount of $12,500. No amounts were received under the terms of the cap agreement during 2001 and 2000.

On August 22, 2001, the Company entered into an interest rate cap agreement, with respect to the Dearborn Center property in Chicago, Illinois, for the period from January 22, 2002 through January 5, 2004. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 4.25% increasing to 7.4% over the term of the cap agreement. The notional amount of the cap begins at $81,000 and increases over the term of the cap agreement to a maximum of $230,000, based on increases anticipated in the construction loan during the expected construction period of the property.

The Company has provided guarantees ranging from 25% to 100% of the outstanding principal balances on certain mortgage notes payable, bonds payable and construction financing. As of December 31, 2001, the guarantees totaled $143,600.

Certain mortgage notes payable, construction financing, and bonds payable are subject to various financial covenants including minimum cash balances and debt service coverage ratios. In addition, certain loans contain cross-default provisions whereby a default under the covenants related to one loan agreement would also result in a default under the provisions of one or more loans.

The following represents the Company's future minimum principal payments due on its mortgage notes payable, bonds payable and construction financing outstanding at December 31, 2001:

Year Ending December 31	Amount
2002	$285,588
2003	42,562
2004	171,962
2005	89,816
2006	67,400
Thereafter	267,808
	$925,136

6. Future Minimum Lease Income and Payments

The Company has entered into lease agreements with tenants with lease terms ranging from one year to twenty years at lease inception. The leases generally provide for tenants to share in increases in operating expenses and real estate taxes in excess of specified base amounts.

The total future minimum rentals to be received by the Company under such noncancelable operating leases in effect at December 31, 2001, exclusive of tenant reimbursements and contingent rentals, are as follows:

Year Ending December 31	Amount
2002	$123,256
2003	113,052
2004	106,227
2005	94,705
2006	75,887
Thereafter	276,676
	$789,803

Approximately 27%, 25% and 21% of rental revenue for the years ended December 31, 2001, 2000 and 1999, respectively, was received from five tenants (all five tenants were present during the years ended December 31, 2001, 2000 and 1999). This includes Arthur Andersen LLP which currently leases 664,162 net rentable square feet in two of the Company's office properties . Given the widely publicized uncertainties facing Arthur Andersen, there can be no assurance that Arthur Andersen will continue to occupy space in the Company's portfolio, pay rent for such space on a timely basis, and fulfill its lease obligations. If Arthur Andersen were to cease payment of its rental obligation, this could negatively impact the Company's ability to meet its financial obligations.

As a part of lease agreements entered into with certain tenants, the Company assumed the tenants' leases at their previous locations and subsequently executed subleases for certain of the assumed lease space. Future minimum rental payments to be paid by the Company under leases assumed, net of subleases executed through December 31, 2001, are as follows:

Year Ending December 31	Amount
2002	$ 5,703
2003	6,360
2004	6,502
2005	6,204
2006	5,471
Thereafter	30,244
	$60,484

During the years ended December 31, 2001, 2000 and 1999, the Company recognized lease termination income of $416, $1,403 and $5,205, respectively, which is included in rental revenue. In 1999, the Company granted permanent easements and recorded fees of $2,600, which are being recognized in other property revenues over terms ranging from 10 to 15 years beginning in 2000.

On February 23, 2001, the Company finalized a lease with a tenant for space in Dearborn Center, an office development located in Chicago, Illinois. The Company has agreed to reimburse the tenant for the financial obligations consisting of base rent and the pro rata share of operating expenses and real estate taxes, under the tenant's lease for future occupancy executed at an unrelated development located in downtown Chicago, Illinois. This lease has a nominal gross rental obligation of approximately $82,000 over the initial term of the lease. The Company intends to mitigate its financial obligations by subleasing the space and recorded approximately $3,800 in liabilities for leases assumed during the year ended December 31, 2001, representing its estimate of the net liability anticipated related to this obligation.

On November 26, 2001, the Company finalized a lease with a tenant for space in Continental Towers, an office building located in Rolling Meadows, Illinois. The Company has agreed to reimburse the tenant for a portion of the financial obligations consisting of base rent and the pro rata share of operating expenses and real estate taxes, under the tenant's lease for occupancy executed at an office building located in downtown Chicago, Illinois. This lease has a nominal estimated gross rental obligation of approximately $4,096 over the initial term of the lease. The Company intends to mitigate its financial obligations by subleasing the space and recorded approximately $1,317 in liabilities for leases assumed during the year ended December 31, 2001, representing its estimate of the net liability anticipated related to this obligation.

7. Preferred Shares

The Company is authorized to issue up to 30,000,000 of non-voting preferred shares of beneficial interest in one or more series. At December 31, 2001 and 2000, the Company had 2,000,000 Series A–Cumulative Convertible Preferred Shares of beneficial interest ("Series A–preferred shares") with a $0.01 par value designated, issued and outstanding. On June 5, 1998, the Company completed the sale of 4,000,000 Series B–Cumulative Redeemable Preferred Shares of beneficial interest ("Series B–preferred shares") with a $0.01 par value, which were designated issued and outstanding at December 31, 2001 and 2000.

Dividends on the Series B–preferred shares are payable quarterly on or about the last day of January, April, July and October of each year, at the rate of 9% (equivalent to $2.25 per annum per Series B–preferred share). The Series B–preferred shares rank senior to the Company's common shares and Series A–preferred shares as to the payment of dividends and as to the distribution of assets upon liquidation. On and after June 5, 2003, the Series B–preferred shares may be redeemed at the Company's option at a redemption price of $25.00 per share plus accrued and unpaid distributions. The redemption price is payable solely out of the proceeds from the sale of other capital shares of beneficial interest of the Company.

Dividends on the Series A–preferred shares are payable quarterly no later than the last business day of the calendar month following the end of March, June, September and December of each year, at a rate of 7.5% (equivalent of $1.50 per annum per Series A–preferred share). The Series A–preferred shares rank senior to the Company's common shares as to the payment of dividends and as to the distribution of assets. Series A–preferred shareholders can convert their preferred shares into the Company's common shares based on a conversion price, as defined in our charter. The Company has the option to redeem the Series A–preferred shares beginning on and after November 17, 2007, in cash equal to the original issue price ($20.00) plus any accrued and unpaid dividends.

On April 13, 1999, the Company modified the terms of the Company's Series A–preferred shares. Under the original terms, the holders of the Series A–preferred shares had certain redemption rights if for two consecutive quarters (1) the ratio of the Company's debt plus nonconvertible preferred shares divided by its total market capitalization exceeded 65% or (2) its fixed charges coverage ratio fell below 1.4. The new agreement eliminates the debt-to-market capitalization covenant. In exchange, the holders of the Series A–preferred shares were granted the future right to cause the redemption of their shares at a price of $20.00 per share upon 120 days' prior written notice, (subsequently amended to 10 days prior written notice), which redemption may occur during the period beginning January 15, 2002 and ending January 15, 2004. The Company made a $400 one-time payment as part of this transaction, which is being amortized, using the straight-line method, through January 15, 2002, as a preferred dividend. All 2,000,000 outstanding shares of the Company's Series A–preferred shares have been reclassified to redeemable equity at their aggregate redemption price of $40,000, net of the unamortized transaction fee ($150 and $297 as of December 31, 2000 and 1999, respectively), in the consolidated balance sheet. (See Note 16 "Subsequent Events").

The holders of the Company's Series A preferred shares have the right to elect one additional member to the Company's Board (or two additional members if the Board consists of more than 10 members) if two consecutive quarterly distributions (i) on the Series A preferred shares or (ii) on the Company's common shares in an amount of at least $0.3375 per share, are not made. The term of any Trustee elected by the Series A preferred shareholders will expire, as applicable, whenever all arrears in dividends on the Series A preferred shares have been paid and current dividends declared and set apart for payment, or when the Company has paid a dividend on its common shares at least equal to $0.3375 for two consecutive quarters. The holders of the Company's Series B preferred shares have the right to elect two additional members to the Company's Board if six consecutive quarterly distributions on the Series B preferred shares are not made. The term of any Trustees elected by the Series B preferred shareholders will expire whenever all arrears in dividends on the Series B preferred shares have been paid and current dividends declared and set apart for payment.

8. Earnings Per Share

The following table sets forth the computation of the Company's basic and diluted net income available per weighted-average common share of beneficial interest for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31		
	2001	2000	1999
Numerator:			
(Loss) income before gain (loss) on sales of real estate, minority interests, extraordinary items, cumulative effect of change in accounting principles and preferred distributions	$ (13,482)	$ 23,529	$ 33,567
Minority interests	9,268	(4,350)	(8,723)
Net income allocated to preferred distributions	(12,150)	(12,147)	(12,103)
(Loss) income before gain (loss) on sales of real estate, extraordinary items and cumulative effect of change in accounting principles	(16,364)	7,032	12,741
Gain (loss) on sales of real estate, net of minority interests	174	(1,271)	31,086
Extraordinary loss on extinguishment of debt, net of minority interests	(137)	(2,176)	(1,082)
Cumulative effect of change in accounting principles, net of minority interests	(321)	(1,843)	—
Numerator for earnings per share—(loss) income available to common shares	$ (16,648)	$ 1,742	$ 42,745
Denominator:			
Denominator for basic earnings per share—weighted average common shares	15,630,586	15,408,822	15,141,630
Effect of dilutive securities:			
Employee stock options	—	120,524	64,866
Employee stock grants	—	9,991	2,415
Denominator for diluted earnings per share—adjusted weighted average common shares and assumed conversions	15,630,586	15,539,337	15,208,911
BASIC EARNINGS AVAILABLE TO COMMON SHARES PER WEIGHTED-AVERAGE COMMON SHARE:			
(Loss) income before gain (loss) on sales of real estate, extraordinary items and cumulative effect of change in accounting principles	$ (1.05)	$ 0.45	$ 0.84
Gain (loss) on sales of real estate, net of minority interests	0.01	(0.08)	2.05
Extraordinary loss on extinguishment of debt, net of minority interests	(0.01)	(0.14)	(0.07)
Cumulative effect of change in accounting principles, net of minority interests	(0.02)	(0.12)	—
Net (loss) income available per weighted-average common share of beneficial interest—basic	$ (1.07)	$ 0.11	$ 2.82
DILUTED EARNINGS AVAILABLE TO COMMON SHARES PER WEIGHTED-AVERAGE COMMON SHARE:			
(Loss) income before gain (loss) on sales of real estate, extraordinary items and cumulative effect of change in accounting principles	$ (1.05)	$ 0.45	$ 0.84
Gain (loss) on sales of real estate, net of minority interests	0.01	(0.08)	2.04
Extraordinary loss on extinguishment of debt, net of minority interests	(0.01)	(0.14)	(0.07)
Cumulative effect of change in accounting principles, net of minority interests	(0.02)	(0.12)	—
Net (loss) income available per weighted-average common share of beneficial interest—diluted	$ (1.07)	$ 0.11	$ 2.81

For the 2001 earnings per share computation, 2,574,754 of the Company's options during the first quarter of 2001, 2,550,642 options during the second quarter of 2001, 2,304,741 options during the third quarter of 2001, and 2,295,364 options during the fourth quarter of 2001 were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

For the 2000 earnings per share computation, 2,009,954 of the Company's options during the first quarter of 2000, 1,216,166 options during the second and third quarters of 2000, and 1,167,000 options during the fourth quarter of 2000 were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

For the 1999 earnings per share computation, 1,122,833 of the Company's options during the first quarter of 1999, 1,120,333 options during the second and third quarters of 1999, and 1,227,833 options during the fourth quarter of 1999 were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

The Company had nonvested stock grants for 58,980 shares outstanding during the year ended December 31, 2001, which were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

The minority interest in the Operating Partnership had 10,722,853, 10,876,506 and 10,558,545, weighted average limited partner common units outstanding during the years ended December 31, 2001, 2000 and 1999, respectively, of which 10,661,808, 9,662,666, 9,631,445 and 9,355,421, respectively, may be exchanged for common shares on a one-for-one basis, subject to the Company's 9.9% ownership limitation contained in the Company's charter, or, at the Company's option, cash equivalent to the fair market value of a common share at the time of exchange. The limited partner common units were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

The Company had 2,000,000 Series A–cumulative convertible preferred shares outstanding during the years ended December 31, 2001, 2000 and 1999. The Series A–preferred shares were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

9. Employee Benefit Plans

The Company has a Share Incentive Plan (the "Plan") which permits the grant of share options, share appreciation rights, restricted shares, restricted units and performance units to officers and other key employees and to officers and employees of subsidiaries, the Operating Partnership, the Services Company and other-owned partnerships. The Plan also permits the grant of share options to non-employee Trustees.

Under the Plan, up to 2,860,774 of the Company's common shares may be issued or transferred to participants. The maximum aggregate number of common shares and share equivalent units that may be subject to awards granted during any calendar year to any one participant under the Plan, regardless of the type of awards, is 200,000. This limit applies regardless of whether such compensation is paid in common shares or share equivalent units.

The Compensation Committee of the Company's Board of Trustees (the "Compensation Committee") administers the Plan and has the authority to determine, among other things, subject to the terms and conditions of the Plan, the individuals to be granted options, the exercise price at which shares may be acquired, the number of shares subject to options, the vesting requirements and the exercise period of each option. The Compensation Committee is granted discretion to determine the term of each option granted under the Plan to employees, executives and Trustees, but in no event will the term exceed ten years and one day from the date of the grant.

During 2000 and 1999, the Board granted options to purchase a total of 7,500 and 107,500, respectively, (exclusive of options described below as part of the Company's annual incentive award program) of the Company's common shares to various employees and executives of the Company hired in 2000 and 1999 at exercise prices equal to the closing price on the day before the grant of the options. In addition, during 2001, 2000 and 1999, 289,647, 201,850 and 63,167 options, respectively, expired as the result of employees or executives, who held options, resigning from the Company. In 2001, the Company also repurchased 15,625 options from a former executive for a nominal payment equal to the net value of the options. Options for these shares granted under the Plan to executives and employees have a term of 10 years and will be exercisable and vest in installments as follows: (i) 33.3% of the number of shares commencing in the first anniversary of the date of grant; (ii) an additional 33.3% for the shares commencing on the second anniversary of the date of the grant; and (iii) the remainder of the shares commencing on the third anniversary of the date of grant.

On December 16, 1999, the Board granted each of the four non-employee Trustees options to acquire an additional 5,000 common shares at $13.19 per share (the closing price on the day before the grant of the options). Share options granted to the Trustees have a term of 10 years and will vest and be exercisable at the rate of 33.3% per year over three years commencing on the first anniversary of their date of grant.

Under a consulting agreement with one of the members of the Board, the Board granted on November 17, 1997, options to purchase 75,000 of the Company's common shares at an exercise price of $20.00 per share. Pursuant to the agreement, the options granted have a term of 10 years and will be exercisable and vest at the rate of 33.3% per year over three years commencing on the first anniversary of their date of grant.

During 2000, the Company issued 5,000 common shares granted to one of its Board members pursuant to his consulting agreement valued at the market price of the Company's common shares at the date of grant, totaling $77.

As part of an annual incentive award program, on January 23, 2001, the Board granted certain executives 15,482 shares of the Company's common shares, and options to purchase 33,400 of the Company's common shares at an exercise price of $14.31 per share. The common share grants vest 50% on January 23, 2001 and 50% on January 15, 2002 and the options vested on January 23, 2001. The Board also granted certain executives 57,190 shares of the Company's common shares and certain executives options to purchase 33,400 of the Company's common shares, at an exercise price of $14.31 per share, as part of a long-term incentive program. These common share grants and options vest at the rate of 25.0% per year in four annual installments commencing on January 23, 2001.

As part of an annual incentive award program, on December 16, 1999, the Board granted certain executives 32,668 shares of the Company's common shares, and options to purchase 363,891 of the Company's common shares at an exercise price of $13.19 per share. The common share grants vest 50% on January 15, 2000 and 50% on January 15, 2001 and the options vested on January 15, 2000. The Board also granted certain executives 25,380 shares of the Company's common shares and certain executives and employees options to purchase 364,200 of the Company's common shares, at an exercise price of $13.19 per share, as part of a long-term incentive program. These common share grants and options vest at the rate of 25.0% per year in four annual installments commencing on January 15, 2000.

As part of an annual incentive award program, on December 17, 1998, the Board granted certain executives 24,933 common shares and options to purchase 538,889 common shares at an exercise price of $14.00 per share. The common share grants vested 50% on January 15, 1999 and 50% on January 15, 2000 and the options vested on January 15, 1999. The Board also granted certain executives options to purchase 254,000 common shares, at an exercise price of $14.00 per share, as part of a long-term incentive program. These options vest at the rate of 25.0% per year in four annual installments commencing on January 15, 1999.

The unaudited pro-forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its options under the fair value method of that statement. The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 5.22%, 6.77% and 6.47%; expected dividend yield of 9.43%, 8.85% and 10.0%; volatility factor of the expected market price common shares of 0.294, 0.307 and 0.307; and a weighted-average expected life of the options of seven years for 2001, 2000 and 1999. The unaudited pro-forma expense would be $175 ($0.01 per basic and diluted common share), $1,153 ($0.07 per basic and diluted common share) and $1,655 ($0.11 per basic and diluted common share) for the years ended December 31, 2001, 2000 and, 1999, respectively. The effects on unaudited pro-forma net income and pro-forma earnings per common share for the years ended December 31, 2001, 2000 and 1999 of amortizing to expense the estimated fair value of share options are not necessarily representative of the effects on net income to be reported in future years due to such things as the vesting period of the share options, and the potential for issuance of additional share options in future years. For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of the Company's management, the existing models do not necessarily provide a reliable single measure of the fair value of the options granted under the Plan.

In February 2002, the Company's Compensation Committee approved 2001 bonuses and 2002 stay bonuses totaling $425 for certain members of the Company's senior management. None of the participants in the bonus program is a Trustee of the Company. One-half of the bonus pool was designated as bonuses for 2001 and the other one-half as stay bonuses that vest in two increments, two-thirds on April 1, 2002 and one-third on June 1, 2002. Any vested or earned amounts are payable at the option of the Company at any time on or before August 8, 2002 in (i) cash, or (ii) restricted shares of the Company under the Plan, having an equivalent value based on the average of the high and low trading price of the common shares on the day before notification of such election is given to the relevant employee. In addition, the participants can elect to receive any vested or earned bonus amounts in restricted shares.

The following is a summary of the Company's share option activity, and related information for the years ended December 31, 2001, 2000 and 1999:

	Shares Subject to Option	Weighted Average Exercise Price Per Share
Balance at January 1, 1999	1,965,389	$17.54
Additional options granted	855,591	13.60
Options exercised	(100)	14.00
Options canceled	(63,167)	18.43
Balance at December 31, 1999	2,757,713	16.30
Additional options granted	7,500	15.13
Options canceled	(201,850)	15.73
Balance at December 31, 2000	2,563,363	16.35
Additional options granted	33,400	14.31
Options exercised	(1,625)	13.88
Options canceled or repurchased	(305,272)	15.89
Balance at December 31, 2001	2,289,866	$16.38

At December 31, 2001, options with respect to 2,038,503 common shares were exercisable with exercise prices ranging from $13.19 to $21.00 per share and a weighted average exercise price of $16.71 per share. The remaining weighted-average contractual life of these options was 6.62 years. The weighted-average grant date fair value of all options granted during the years ended December 31, 2001, 2000 and 1999 was $1.39, $2.01 and $1.45, respectively.

10. Related Party Transactions

For the year beginning January 1, 2001, the Services Company elected to be treated as a Taxable REIT Subsidiary (as defined in the Code). On January 1, 2001 the Company acquired all of the outstanding common stock of the Services Company previously owned by the Company's Chairman of the Board and its Chief Executive Officer and had the Services Company redeem all of the preferred stock outstanding previously held by the Operating Partnership. Effective January, 2001, the Company consolidates the operations of the Services Company.

Prior to January 1, 2001, the Company owned 100% of the nonvoting preferred stock of the Services Company which had an initial carrying value of $425 and the Company provided a loan in the amount of $4,800 (included in other assets at December 31, 2000) to the Services Company (unpaid interest expense was included in the line-of-credit balance described below), with interest at 11% per annum, payable quarterly and principal due November 2007.

On January 1, 1998, the Company provided the Services Company a $5,000 line-of-credit, with interest at LIBOR plus 3%, principal and interest payable monthly from available cash flow, as defined, which is due on January 1, 2004. The line is collateralized by the Services Company's third party receivables and is subject to various covenants. As of December 31, 2000, the line-of-credit balance was $4,728, and was included in other assets.

The Company's net deficit investment in the Services Company at December 31, 2000 was $5,008, and was included in other assets. During the years ended December 31, 2000 and 1999, the Company recorded net losses related to the Services Company of $1,238 and $3,234, respectively, representing its share of the Services Company's loss from operations of $1,303 and $3,865, respectively, net of interest income of $942 and $631, respectively, related to the previously described loans. In December 1999, the Services Company wrote-off approximately $4,970 in goodwill and related capitalized costs associated with its initial acquisition of a management and construction company. The Company's share of this write-down, net of the tax benefit at the service subsidiary level, was $2,833 and was included in its share of the Services Company loss for 1999 described above.

The Company also paid general and administrative expenses (primarily rent, salaries and benefits) of $645 and $505 on behalf of the Services Company for the years ended December 1, 2000 and 1999, respectively.

During the years ended December 31, 2000 and 1999, the Services Company provided the Company with development, acquisition due diligence, construction, construction management, leasing and property management services, which are summarized as follows:

	Year ended December 31	
	2000	1999
Development, construction and construction management	$4,094	$14,740
Acquisition due diligence	—	287
Leasing	1,806	1,985
Property management	458	265

The Company has lease agreements with minority interest holders and certain affiliates, from which it recognized rental revenue of $233 and $1,014 for the years ended December 31, 2000 and 1999, respectively, and tenant reimbursements revenue of $81, $205 and $671 for the years ended December 31, 2001, 2000 and 1999, respectively. In 2000 and 1999 the Company provided $2,015 and $181, respectively, to one of the minority interest holders, and certain affiliates for tenant improvements. During 2000, the Company also paid $170 of lease commissions to a minority interest holder.

The Company recognized rental revenue of $1,000 from a nonaffiliated former minority interest holder (no longer an investor as of September 20, 2000) during both 2000 and 1999. This lease was terminated in 2000.

During 1999, the Operating Partnership acquired various office and industrial properties from minority interest holders for a total purchase price of $366,200 and assumed mortgage notes payable of $70,092 (see Note 12 for a listing of the properties). In addition, the Operating Partnership also acquired 29.6 acres of land in 2000 and 40.5 acres of land in 1999 from Stephen J. Nardi, a Company Trustee, for a total purchase price of $3,843 paid in limited partner common units and $5,430, paid in $5,289 of limited partner common units and $140 in cash, respectively. On March 7, 2002, the Operating Partnership acquired 24.9 acres of land from Mr. Nardi for a total purchase price of $3,254 paid in 344,331 limited partner common units.

The Company has a receivable of $441 due from PGI (included in other assets), relating to PGI's indemnification to the Company for costs of environmental remediation.

The Company has advances of $128 to employees and independent contractors to be repaid from the payment of future commissions of which $69, relating to an independent contractor who left the Company in January 2002, was reserved for in the allowance for bad debts as of December 31, 2001.

During 2000, the Company recognized $2,000 of lease commissions revenue (included in other revenue) from a consolidated real estate joint venture, representing the portion of the total lease commissions earned for which the other partner's minority interest in the joint venture is at risk.

During 2000, prior to consolidating the operations of 180 North LaSalle Street effective August 1, 2000, the Company recognized $958 of lease commissions revenue net of commissions expense (included in other revenue) for lease commissions earned related to 180 North LaSalle Street.

Average balances of amounts due from affiliates (loans receivable from Services Company) for the years ended December 31, 2000 and 1999, were $8,686 and $5,738, respectively.

The Company recognized property management fee income (included in other revenue) from an unconsolidated real estate joint venture in the amounts of $507, $481 and $117 during the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has a consulting agreement with Stephen J. Nardi, a Company Trustee. The consulting agreement is automatically extended for one-year terms unless the Company or Mr. Nardi terminates it in writing. The consulting agreement requires Mr. Nardi to devote substantially all of his time and energy to performing consulting services on the Company's behalf. In addition to an initial base consulting fee of $220 per annum in 2001 ($200 per annum in 2000 and 1999), Mr. Nardi is entitled to receive additional incentive compensation in an amount up to 100% of his base fee based on achievement of the Company's goals and objectives as are established by the Company's Board of Trustees or its Compensation Committee. In 2000, Mr. Nardi earned $100 in cash and 4,891 restricted common shares (which were granted in 2001 for performance in 2000) as incentive compensation. The consulting agreement contains non-compete provisions which are applicable for two years following the (i) expiration of the consulting agreement or (ii) termination of the consulting agreement by Mr. Nardi or by the Company as a result of a breach of the agreement by Mr. Nardi or certain acts of misconduct by Mr. Nardi.

At December 31, 2001 and 2000, respectively, the Company had a receivable of $125 and $26 from affiliates of Mr. Nardi, representing rent receivable due under a lease agreement the affiliates had with the Company, net of amounts due the affiliates and Board member for lease commissions, expense reimbursements and consulting compensation.

Governor James R. Thompson, a Company Trustee, is the Chairman of a law firm which has provided legal services to the Company during 2001, 2000 and 1999. The law firm earned fees of $2,814, $1,847 and $2,281 for legal services provided to the Company in 2001, 2000 and 1999, respectively.

The Company owns a 10% common ownership interest in a joint venture that owns an office property under development in Libertyville, Illinois. Under the terms of a $9,300 construction loan collateralized by the property ($4,271 outstanding at December 31, 2001), the Company has provided a full guaranty on this loan.

During 2001, the Company elected not to use the proceeds from a property sale to acquire a replacement property but rather elected to use the proceeds for general corporate purposes. A portion of the gain on the sale of the property was covered by tax indemnity agreements with two partners in the Company's Operating Partnership. As a result, for the year ended December 31, 2001, the Company recorded a $1,191 tax indemnification loss representing its liability to the partners for tax indemnity payments under these agreements. PGI leases 22,620 square feet of space at 77 W. Wacker Drive, Chicago, Illinois, an office building owned by one of the company's unconsolidated real estate joint ventures. PGI paid rent and operating expense escalations to the joint venture totaling $822, $791 and $776 for the years ended December 31, 2001, 2000 and 1999, respectively. PGI's lease expires October 31, 2007 with an option, effective April 30, 2002, to terminate the lease upon six months written notice.

During 2001 and 2000, the Company incurred rent expense of $209 and $202, respectively, under the terms of a month-to-month sublease with PGI.

On April 25, 2001, the Company's Operating Partnership acquired 33,085 of the Company's common shares of beneficial interest, $0.01 par value per share, from a former employee of the Company for a price of $478. The acquired shares have been pledged to the lenders under the Dearborn Center mezzanine loan as collateral for certain obligations under the loan agreement. In connection with the acquisition, the former employee agreed to cancel all of his options granted pursuant to the Company's 1997 Share Incentive Plan and an award agreement dated December 17, 1998 between the Company and the former employee in exchange for a payment equal to the net value of the options.

11. Fair Values of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" require disclosure of the fair value of certain on-and off-balance sheet financial instruments for which it is practicable to estimate. Fair value is defined by SFAS No. 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Company used the following methods and assumptions in estimating the fair value disclosures for financial instruments.

Cash and Cash Equivalents and Restricted Cash Escrows

The carrying amount of cash and cash equivalents and restricted cash escrows reported in the consolidated balance sheets approximates their fair value.

The Company maintains its cash and cash equivalents and restricted cash escrows at various financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant.

Mortgage Notes Payable and Bonds Payable

The carrying amount of the Company's variable and fixed rate debt (including accrued interest) approximates fair value based on the current borrowing rate for similar types of debt.

At December 31, 2001, the fair value of the Company's interest rate protection agreements is a net liability of $6,023.

12. Commitments and Contingencies

The Company is a defendant in legal actions arising in the normal course of business. The Company believes that the ultimate outcome of those actions will not materially affect its consolidated financial position.

All of the Company's properties were subject to Phase I or similar environmental assessments by independent environmental consultants which were intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. The Company is aware of contamination at certain of its industrial properties which are already in remediation programs sponsored by the state in which they are located. The Phase I assessments estimate that remedial action plans will have a probable cost of approximately $3,205. During 1997, PGI, the former owner of the above mentioned industrial properties, initiated lawsuits against a former environmental consultant and a former tenant of one of these properties for damages to cover the cost of the remedial action plans. During 1997, a liability of $3,205 was recorded (included in other liabilities at December 31, 2001 and 2000). PGI has contractually agreed to indemnify the Company for any environmental liabilities the Company may incur in connection with its Chicago, Hammond, and East Chicago Enterprise industrial parks. On February 20, 1998, PGI reached an agreement with the former tenant and received a $1,822 settlement payment. The Company is also aware of contamination at two other properties. At one of the properties, the tenant has provided the Company with an indemnity for all the cost associated with the environmental remediation and the tenant has purchased the property. The second property is in the remediation program sponsored by the state in which it is located and the previous owner has placed in an escrow account $760 (the maximum cost the previous owner has agreed to pay), which is being used in the clean up of the property.

In November 2001, at the request of the Department of the Army of the United States of America (the "DOA"), the Company granted the DOA a right of entry for environmental assessment and response in connection with its property known as the Atrium at 280 Shuman Boulevard in Naperville, Illinois (the "Atrium"). The DOA informed the Company that the property was located north of a former Nike Missile Base and that the DOA was investigating whether certain regional contamination of the groundwater by trichloethene ("TCE") emanated from the base and whether the DOA would be required to restore the environmental integrity of the region under the Defense Environmental Restoration Program for Formerly Used Defense Sites. In December 2001, the results from the tests of the groundwater from the site indicated elevated levels of TCE. It is currently the Company's understanding based on information provided by the DOA and an analysis prepared by its environmental consultants that (i) the source of the TCE contamination did not result from the past or current activities on the Atrium property, (ii) the TCE contamination is a regional problem that is not confined to the Atrium, and (iii) the DOA has not yet identified the source of the TCE in the groundwater. The Company's environmental consultants have advised it that the United States Environmental Protection Agency (the "EPA") has issued a Statement of Policy towards owners of property containing contaminated acquifers. According to this policy, it is the EPA's position that where hazardous substances have come to be located on a property solely as a result of subsurface migration in an aquifer from an offsite source, the EPA will not take enforcement actions against the owner of the property. The groundwater underneath this property is relatively deep, and the property obtains its potable water supply from the City of Naperville and not from a groundwater well. Accordingly, the Company does not anticipate any material liability to it because of this TCE contamination.

The Company has contracts to acquire 30.3 acres of land for approximately $2,510. These acres must be purchased at the Company's discretion by June 2003. The Company is required to make periodic installment payments, of which $596 was paid in 2001 (amount included in property development).

The Company has contractual obligations under capital leases of $1,052 payable over the next five years.

During 1999, the Company sold ten properties in a single transaction resulting in a deferred gain of $3,570. As a condition of the sale, the Company agreed to assume responsibility for re-leasing two of the properties for a period of five years after the expiration in 2000 and 2001 of the then existing tenant leases. The Company's remaining nominal gross lease obligation at December 31, 2001 is approximately $13,757. During 2001, the

Company released one of the properties and revised its leasing assumptions related to the second property. At December 31, 2001, the Company has a net liability of approximately $3,948 in liabilities for leases assumed, representing its estimate of the net liability anticipated related to this obligation. Correspondingly, the remaining deferred gain has been reduced to zero and the Company has recorded a loss on the sale of real estate of $2,553 in 2001.

The Company has provided a guarantee related to an interest rate protection agreement described in Note 3. Additionally, this agreement has a notional amount of $155,200 and requires cash escrow deposits to the extent that the instrument's valuation decreases more than $500, based upon declines in certain forward rates.

During 1999, the Company granted to unrelated parties permanent easements to space within an office property and to industrial land for total fees of $2,600, which have been included in other property revenues in 1999 (see "Revenue Recognition" in Note 1). The Company believes that the easements do not decrease the value of the properties.

The Operating Partnership entered into a tax indemnification agreement with certain principals affiliated with one of the Company's executive officers which contributed properties to the Company during the Company's initial public offering ("IBD Contributors") pursuant to which the Operating Partnership is required to indemnify the IBD Contributors for, among other things, the income tax liability that would result from the income or gain which they recognize upon the refinancing or repayment by the Operating Partnership of its liabilities or the sale or other disposition by the Operating Partnership of the properties they contributed. Under the terms of the agreement, the Operating Partnership will indemnify the IBD Contributors for certain income tax liabilities based on income or gain which the IBD Contributors are required to include in their gross income for federal or state income tax purposes as a result of a such an event. This indemnity covers these income taxes, interest and penalties and is required to be made on a "grossed up" basis that effectively results in the IBD Contributors receiving the indemnity payment on a net, after-tax basis. The percentage of the tax liabilities which the Operating Partnership is required to indemnify is 70% for the taxable year ending on December 31, 2001, and declines by 10% each year thereafter until December 31, 2007. The Operating Partnership is not required to indemnify the IBD Contributors for income or gain realized by them after the taxable year ended December 31, 2007. The Company estimates its maximum possible exposure under this indemnity at December 31, 2001 is $8,985.

PGI has entered into an agreement with the Operating Partnership pursuant to which PGI has agreed to indemnify the Operating Partnership for any amounts paid by the Operating Partnership to the IBD Contributors pursuant to such agreement; provided, that PGI is liable to the Operating Partnership for such amounts only to the extent that the Operating Partnership uses its best efforts to avoid such tax liability (including exploring the opportunity for a tax-free exchange under Section 1031 of the Code for the transaction that gave rise to the obligation under such agreement).

The Operating Partnership also entered into a tax indemnification agreement with certain principals affiliated with one of the Company's Board members who contributed properties to the Company during the Company's initial public offering ("NAC Contributors"), pursuant to which the Operating Partnership is required to indemnify the NAC Contributors for, among other things, the income tax liability that would result from the income or gain which they recognize upon the refinancing or repayment by the Operating Partnership of its liabilities or the sale or other disposition by the Operating Partnership of the properties they contributed. Under the terms of the agreement, the Operating Partnership will indemnify the NAC Contributors for certain tax liabilities based on income or gain which the NAC Contributors are required to include in their gross income for federal, applicable state and certain local income tax purposes as a result of such an event. This indemnity covers these income taxes, interest and penalties and is required to be made on a "grossed up" basis that effectively results in the NAC Contributors receiving the indemnity payment on a net, after tax basis. On August 8, 2000, the NAC Contributors converted 927,100 general partner common units of the Operating Partnership into 927,100 limited partner common units. These limited partner common units are exchangeable for common shares on a one-for-one basis, or, at the Company's option, cash equivalent to the fair market value of a common share at the time of exchange. In connection with the conversion, the tax indemnification agreement with the affiliates was amended to provide that the tax indemnification by the Operating Partnership is reduced by 10% per year over the 10-year term of the tax indemnification agreement, effective retroactively from the Company's initial public offering. The percentage of the tax liabilities which the Operating Partnership is required to indemnify is 70% for the taxable year ending on December 31, 2001, and declines by 10% each year thereafter until December 31, 2007. The Operating Partnership is not required to indemnify the NAC Contributors for income or gain realized by them after the taxable year ended December 31, 2007. The Company estimates its maximum possible exposure under this indemnity at December 31, 2001 is $15,816.

PGI has also entered an agreement with the Operating Partnership pursuant to which PGI has agreed to indemnify the Operating Partnership for any amounts paid by the Operating Partnership to the NAC Contributors pursuant to the agreement; provided, that PGI is liable to the Operating Partnership for the amounts only to the extent that the Operating Partnership used its best efforts to avoid such tax liability (including exploring the opportunity for a tax-free exchange under Section 1031 of the Code for the transaction that gave rise to the obligation under such agreement).

In May 2001, the Company sold 43-47 Hintz Road, a property covered by the tax indemnities with the IBD Contributors and the NAC Contributors, and deposited the proceeds into a tax deferred exchange trust. In November 2001, the Company elected not to use the proceeds to acquire a replacement property, thereby triggering the tax gain on the sale. As a result, the Company has accrued indemnity payments of $1,177 and $14 due the IBD Contributors and NAC Contributors, respectively.

On December 12, 1997, the Company purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois (the Company currently receives all of the economic benefits from the property and has consolidated the operations). As part of this transaction, the Company agreed to indemnify the two limited partners (the "Principals") of the limited partnership which owns the property for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by the Company with respect to the property or the mortgage note (a "Tax Event"). Under the terms of the agreement, if an Indemnification Event, as defined, results in a Tax Event, the Company is required to immediately pay to the Principals the amount of any resulting federal or state tax, including any interest and penalties, as well as a "gross up" amount that effectively results in the Principals receiving this indemnity payment on a net, after tax basis. However, if a legal opinion is obtained from independent tax counsel that the Indemnification Event "should" not trigger a Tax Event resulting in taxable income or gain to the Principals, no indemnity payment is immediately required. If the legal opinion obtained from independent tax counsel states that the Principals have a "reasonable basis" for reporting the Indemnification Event without including any taxable income or gain, no indemnity payment is immediately required. In either case, the indemnity payment would be required if a Tax Event occurred. However, if a "reasonable basis" opinion is received regarding an Indemnification Event and if the equity market capitalization of the Company is less than $400,000 (but more than $200,000), the Company is required to deposit 50% of the total indemnity amount into an escrow in cash or in the form of a letter-of-credit. If (i) an Indemnification Event occurs and the equity market capitalization of the Company falls below $200,000 for more than 30 consecutive trading days, (ii) or immediately after the Company sells or otherwise disposes of the lesser of $100,000 or 33% of its gross assets within a twelve month period ("a Trigger Disposition"), the

Company desires to cause an Indemnification Event and the equity market capitalization of the Company is less than $200,000, then the Company will be required to deposit 100% of the total indemnity amount into the escrow. In addition, in the case of a Trigger Disposition and the equity market capitalization of the Company falls below $200,000, the Principals may acquire the general partnership interest in the limited partnership which owns the property for $1,000 and be able to prevent the Indemnification Event from occurring. The tax indemnity obligation expires January 5, 2013. The Company estimates its maximum possible exposure at December 31, 2001 is $57,150.

After the Company's public announcement on August 28, 2001 of the proposed acquisition of the Company by Cadim inc., an affiliate of CDP Capital and the Prime Group, Inc., an affiliate of Michael W. Reschke, the Chairman of the Board of the Company, five purported class action lawsuits were filed against the Company and its trustees, three in the Circuit Court for Baltimore City, Maryland, one in the Circuit Court for Montgomery County, Maryland and one in the Circuit Court of Cook County (Chancery Division), Illinois. Also named as defendants in certain of the lawsuits are The Prime Group, Inc., Cadim, Inc. and CDP Capital. The purported plaintiff classes consisted of shareholders of the Company. The actions alleged, among other things, that the potential acquisition, which was subsequently withdrawn by Cadim in October 2001, would under compensate the Company's shareholders for their common shares and that certain members of the Company's board of trustees breached their fiduciary duties by allegedly engaging in a scheme to acquire the Company's outstanding common shares at an inadequate purchase price. The plaintiffs in these lawsuits sought, among other things, certification of their classes, injunctive relief against the completion of the proposed acquisition and attorneys' fees and costs. Following the October 2001 withdrawal of the proposal by Cadim inc., the Company and the other parties to these lawsuits agreed to halt further proceedings until the possibility of a similar transaction is definitively foreclosed. Three of these lawsuits have been subsequently voluntarily dismissed by the parties to these lawsuits and the other two lawsuits are in the process of being voluntarily dismissed.

13. Property Acquisitions and Dispositions

The following properties were acquired, placed in service or sold in 2001, 2000 and 1999. The results of their operations are included in the Company's consolidated statements of operations from their respective dates of acquisition.

Property	Location	Sales Price/ Acquisition Cost	Month Acquired/Sold
2001 Acquisitions			
Office and Industrial Properties:			
200 South Mitchell Court	Addison, IL	$ 6,100	August
Land:			
Aurora Land(1)	Aurora, IL	$ 2,600	March
2001 Sales			
Office and Industrial:			
2675 N. Mayfair(2)	Wauwatosa, WI	$ 8,800	April
6700 Touhy(3)	Niles, IL	5,700	March
43-47 Hintz Road(4)	Wheeling, IL	11,700	May
Total office and industrial sold		$26,200	
Land:			
Jorie Plaza(5)	Oak Brook, IL	$ 1,600	March
2000 Acquisitions			
Office and Industrial Properties:			
Enterprise Center II	Westchester, IL	$ 9,200	January
7100 Madison	Willowbrook, IL	5,400	April
6700 Touhy Avenue	Niles, IL	5,000	March
555 Kirk Road	St. Charles, IL	2,600	April
1543 Abbott Drive	Wheeling, IL	1,400	April
Total office and industrial acquired		$23,600	
Land:			
Libertyville Office II Land	Libertyville, IL	$ 1,200	January
Carol Stream Land(6)	Carol Stream, IL	3,800	March
Aurora Land(1)	Aurora, IL	500	June
Libertyville Industrial Land	Libertyville, IL	500	November
Total land acquired		$ 6,000	
2000 Developments placed in service			
Office and Industrial:			
Pine Meadows Center—Bldg. C	Libertyville, IL	$ 2,200	May
2000 USG Drive	Libertyville, IL	9,300	April
1455 Sequoia Drive	Aurora, IL	9,400	August
Total developments placed in service		$20,900	

Property	Location	Sales Price/ Acquisition Cost	Month Acquired/Sold
2000 Sales			
Office and Industrial Properties:			
201 4th Avenue North(7)	Nashville, TN		April
625 Gay Street(7)	Knoxville, TN		April
4823 Old Kingston Pike(7)	Knoxville, TN		April
398 Unit Parking Facility(7)	Knoxville, TN		April
		$ 20,200	
2160 McGaw Road(8)	Obetz, OH		June
4849 Groveport Road(8)	Obetz, OH		June
2400 McGaw Road(8)	Obetz, OH		June
5160 Blazer Memorial Parkway(8)	Dublin, OH		June
4411 Marketing Place(8)	Columbus, OH		June
600 London Road(8)	Delaware, OH		June
		16,800	
122 South Michigan Avenue(9)	Chicago, IL	29,900	August
33 North Dearborn	Chicago, IL	35,200	September
320 Fullerton Avenue	Carol Stream, IL	13,000	September
2000 USG Drive	Libertyville, IL	11,200	September
475 Superior Avenue	Munster, IN	12,600	September
4100 Madison	Hillside, IL	900	December
Total office and industrial sold		$139,800	
Land:			
Carol Stream Land(6)	Carol Stream, IL	$ 7,400	March
475 Superior Avenue Land	Munster, IN	800	June
Pine Meadows Center—Bldg. E(10)	Libertyville, IL	1,200	December
300 West Monroe Street and 25 and 77 South Wacker Drive Land(11)	Chicago, IL	50,000	December
Total land sold		$ 59,400	
Retail Center:			
371-385 Gary Avenue	Carol Stream, IL	$ 1,100	March

Property	Location	Sales Price/ Acquisition Cost	Month Acquired/Sold
1999 Acquisitions			
Office and Industrial Properties:			
33 West Monroe	Chicago, IL	$101,300	January
National City Center	Cleveland, OH	105,000	February
800-810 Jorie Blvd	Oak Brook, IL	30,000	August
901 Technology Way(6)	Libertyville, IL	4,100	January
300 Craig Place(6)	Hillside, IL	8,600	July
43-47 Hintz Road	Wheeling, IL	9,700	September
IBM Plaza	Chicago, IL	248,500	December
Brush Hill Office Court	Westmont, IL	12,900	December
Total office and industrial properties acquired		$520,100	
Land:			
Carol Stream Land(6)	Carol Stream, IL	$ 5,430	April, December
Aurora Land(1)	Aurora, IL	2,060	July, November
300 West Monroe Street and 25 & 77 South Wacker Drive(11)	Chicago, IL	55,912	July
Total land acquired		$ 63,402	
1999 Developments placed in service			
Office:			
Pine Meadows Center—Bldgs. A,B and D	Libertyville, IL	$ 23,659	October, December
Industrial:			
320 Fullerton Avenue	Carol Stream, IL	10,057	December
Total developments placed in service		$ 33,716	
1999 Sales			
941-961 Weigel Drive(12)	Elmhurst, IL		
300 Craig Place(12)	Hillside, IL		
306-310 Era Drive(12)	Northbrook, IL		
515 Huehl Road/500 Lindberg Road(12)	Northbrook, IL		
555 Huehl Road(12)	Northbrook, IL		
1301 Ridgeview Drive(12)	McHenry, IL		
3818 Grandville/1200 Northwestern(12)	Gurnee, IL		
801 Technology Way(12)	Libertyville, IL		
901 Technology Way(12)	Libertyville, IL		
1001 Technology Way(12)	Libertyville, IL		
		$ 89,500	July
455 Academy Drive	Northbrook, IL	4,500	December
		$ 94,000	
Land:			
180 Kehoe Blvd.	Carol Stream, IL	$ 1,000	July
50% of Common Interest:			
77 W. Wacker Drive(13)	Chicago, IL	$ 88,000	September
Portion of an Office Property:			
122 S. Michigan Ave.(9)	Chicago, IL	$ 14,950	April

(1) The Company has contracts that require it to purchase 30.3 additional acres by June 2003. Certain minimum installment payments are required; however, the timing of purchases is at the Company's discretion.

(2) The Company's sale of this property resulted in a gain of $306. $8,000 of the proceeds from this transaction were deposited into an escrow as additional collateral for the letters of credit that enhance $48,150 of industrial revenue bonds.

(3) The Company's sale of this property resulted in a gain of $512. The proceeds of this sale were deposited into a tax deferred exchange trust and used to acquire 200 South Mitchell Court.

(4) The Company's sale of this property resulted in a gain of $1,622. The proceeds of this sale were initially deposited into a tax deferred exchange trust. In November, 2001, the Company elected not to use these proceeds to acquire a replacement property but rather elected to use these proceeds for general corporate purposes. A portion of the gain on this property was covered by tax indemnity agreements with two partners in the Operating Partnership. As a result, the Company will be liable to the partners for approximately $1,191 of tax indemnity payments under these agreements.

(5) The Company's sale of this parcel of land adjacent to one of its office properties resulted in a gain of $405.

(6) These parcels were acquired from a limited partner common unit holder of the Operating Partnership.

(7) These properties were sold in a single transaction with a total sales price of $20,200 resulting in a loss of approximately $3,900. A portion of the proceeds were used to pay off $17,300 of tax-exempt bonds.

(8) These properties were sold in a single transaction with a total sales price of $16,800, resulting in a gain of $121. The proceeds were used to pay off a $7,527 line of credit and $9,200 was deposited into an escrow as collateral for existing tax-exempt bonds.

(9) On April 19, 1999, the Company sold approximately 161,710 net rentable square feet of its 122 South Michigan Avenue office building to National-Louis University (NLU), resulting in a gain of $3,828. As part of this sale, NLU has also acquired an undivided 31.56% interest in certain common areas of the property. The Company continued to own the remaining 350,659 net rentable square feet of the building and was responsible for the management of the entire property. On August 21, 2000, the remaining portion of the building was sold, resulting in an additional gain of $2,433.

(10) The Company formed a joint venture with Multi-Employers Development Partnership, L.P. to develop the remaining two, three-story office buildings at the Company's Pine Meadows Corporate Center in Libertyville, Illinois. The two buildings to be constructed will contain 202,000 rentable square feet. The Company has a 10% interest in the joint venture and, upon completion of the buildings, will receive ongoing management fees and a proportionate share of the earnings of the joint venture. On December 21, 2000, the Company contributed one of the two parcels of land. In exchange for this contribution, the Company received an initial capital account of $238, resulting in a gain of $412. The Company has provided a guarantee to the joint venture for hard construction cost overruns, if any. The Company is recording its investment in the new joint venture using the equity method of accounting. On January 8, 2002, the Company received written notice from its joint venture partner, in accordance with the terms of the joint venture agreement, of its intent not to fund its capital contribution necessary to develop a second building.

(11) On December 22, 2000, the Company contributed these parcels of land and two related mortgage notes totaling $28,000 to a newly formed joint venture with an affiliate of Pritzker Realty Group, L.P. ("Pritzker"). In exchange for the Company's contribution, the Company received an initial capital account of $21,007. The value of the Company's interest in the venture also included an additional ascribed value of $13,014 relating to Pritzker's commitment to cause it and its affiliates to enter into leases in the development for at least 300,000 square feet once the proposed building is constructed. As a result of this

contribution, the Company recorded a loss of $7,719 in 2000 representing the difference between the Company's book value at the date of contribution, net of the $28,000 of debt, and the total value of its interest in the joint venture. The joint venture intends to construct an approximately 1.2 million square foot office building on the site. The Company recorded its investment in the joint venture using the equity method of accounting. On January 16, 2002, the Company assigned its interest in the joint venture to its joint venture partner for $22,937 and repaid the $16,500 it borrowed from the joint venture partner in 2001. The Company has an option until June 28, 2002 to repurchase its interest in the joint venture for $22,937, plus a 10% compounded return. As a result of assessing the effect of the impending assignment of the Company's interest in the joint venture, the Company recorded a $15,088 provision for asset impairment during 2001.

(12) These properties were sold in a single transaction resulting in a deferred gain of $3,570. As a condition of the sale, the Company agreed to assume responsibility for releasing two of the properties for a period of five years after the expiration in 2000 and 2001 of the then existing tenant leases. The Company's remaining nominal gross lease obligation at December 31, 2001 is approximately $13,757. During 2001, the Company released one of the properties and revised its leasing assumptions related to the second property. At December 31, 2001, the Company has a net liability of approximately $3,948 in liabilities for leases assumed, representing its estimate of the net liability anticipated related to this obligation. Correspondingly, the remaining deferred gains have been reduced to zero and the Company has recorded a loss on the sale of real estate of $2,553 in 2001.

(13) On September 30, 1999, the Company sold a 50% common interest and a $66,000 preferred interest in the 77 West Wacker Drive office building for $22,000 resulting in a gain of $48,339. The remaining 50% common interest was contributed to 77 West Wacker Drive, LLC ("77 LLC") in exchange for a 50% common ownership interest, which is accounted for using the equity method of accounting. At December 31, 2001, 2000 and 1999, the Company's investment in 77 LLC was a deficit of $5,260, $530 and $1,019, (included in investments in unconsolidated entities) respectively, consisting of $1,484, $489 and $256 representing its share of 77 LLC's operations (included in other revenue) net of $1,535 and $1,275 of distributions received from 77 LLC for the period ended December 31, 2001 and 1999, respectively. Also included in the investment in 77 LLC is $4,679 representing the Company's share of amortization of the other comprehensive loss in 2001. In addition, the joint venture owed the Company $545 and $1,390 at December 31, 2001 and 2000, respectively and the Company owed the joint venture $719 at December 31, 1999 (included in other receivables). At December 31, 2001 and 2000, the debt obligations of the joint venture were $162,000 and $166,000, respectively.

On December 16, 1997, the Company acquired for approximately $51,163 in cash and $5,100 in common units, the first mortgage note encumbering the office property known as 180 North LaSalle Street. During 2000 and 1999, the Company made additional advances of $10,908 and $17,146, respectively, which were used to fund the redevelopment of the building and pay various operating expenses. The note provides for interest at an accrual rate of 9.64% per annum, and a minimum pay rate at the lower of 8.25% per annum, or $2,400 annually, as defined, payable monthly. During 2000 and 1999, the Company received interest income payments of $3,009 and $4,728, respectively. During the years ended December 31, 2000 and 1999, $1,855 and $1,995, respectively, of interest income was added to the principal balance.

Included in the purchase of the first mortgage was a non-refundable option to acquire the existing $85,000 second mortgage on the 180 North LaSalle Street property for $4,400 in common units of the Operating Partnership. Under the terms of the option, the Company was required to issue Operating Partnership common units on a monthly basis to the then current holder of the second mortgage valued at the lower of $20.00 per unit or the Company's common share price at the date issued (5,000 common units per month if the Company's common share Company received an initial capital account of $21,007. The value of the Company's market value was equal to or greater than $20.00 per share; or $100 in common units per month if the Company's common share market value was below $20.00 per share); 41,898 and 80,442 common units were issued under the option during the years ended December 31, 2000 and 1999, respectively. In 2000 and 1999, the holder of such common units redeemed 90,460 and 53,611 common units, respectively, for common shares of the Company on a one-for one basis. At December 31, 1999, $2,500 was included in other assets related to the option. On August 1, 2000, the Company acquired the second mortgage which had an outstanding principal balance of $90,625 under the terms of the option for $1,300 of cash. On this date, the Company also redeemed and canceled $700 of common units (45,287 common units), which were previously issued pursuant to the option. The Company will receive all of the economic benefits from its interest in the property and therefore, has consolidated the operations of the property effective August 1, 2000. The Company also has an option to purchase the equity ownership of the property during the period from January 15, 2004 to February 15, 2004 for a price equal to the greater of the fair market value of the interest or $2,000.

During 1999, the Company provided construction management services to the 180 North LaSalle Street property of $585, to the property, which have been added to the principal balance. The Services Company provides property management and leasing services for the property pursuant to a 10-year management and leasing contract.

The Company owns a 23.1% common interest in Plumcor Thistle, LLC, which owns a 386,048 square foot office building located in Phoenix, Arizona, that opened in late 1999. The Company is accounting for its investment using the equity method of accounting. The Company's interest is included in investments in unconsolidated real estate joint ventures ($1,856 and $3,799 at December 31, 2001 and 2000, respectively).

14. Unaudited Pro Forma Condensed Consolidated Statements of Income

The accompanying unaudited Pro Forma Condensed Consolidated Statements of Income are presented as if, at January 1, 1999, the Operating Partnership acquired and sold various office and industrial properties from and to various third parties (see Note 11). In the Company's management's opinion, all adjustments necessary to reflect the effects of the above transactions have been made.

The unaudited Pro Forma Condensed Consolidated Statements of Income are not necessarily indicative of what the actual results of operations would have been assuming the above mentioned transactions had occurred at the dates indicated above, nor do they purport to represent the Company's future results of operations.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Year ended December 31,	
	2001	2000
Total revenue	$219,554	$214,354
Net income	$ (4,303)	$ 10,544
Net income available to common shareholders	$ (16,453)	$ 1,603
Earnings per diluted common shares	$ (1.05)	$ (0.10)

15. Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision makers manage its operating segments separately because each operating segment represents a strategic business unit that has different issues and serve different markets. The Company's reportable operating segments include its office division and industrial division, with properties principally located in the Chicago metropolitan area. The Company evaluates its office and industrial divisions operations principally on their contribution to overall net income and funds from operations.

The following summarizes the Company's historical segment operating results for the years ended December 31, 2001, 2000 and 1999:

	Year Ended December 31, 2001			
	Office	Industrial	Corporate/ Operating Partnership	Total
Revenue:				
Rental	$118,368	$11,466	$ —	$129,834
Tenant reimbursements	65,043	5,282	—	70,325
Other property revenues	6,975	598	—	7,573
Mortgage note interest	—	—	—	—
Revenues from taxable REIT subsidiary	—	—	7,219	7,219
Interest income and other	794	2	3,791	4,587
Total revenue	191,180	17,348	11,010	219,538
Expenses:				
Property operations	50,807	4,717	—	55,524
Real estate taxes	38,244	3,284	—	41,528
Depreciation and amortization	33,076	6,398	2,343	41,817
Interest	46,832	3,759	1,260	51,851
General and administrative	—	—	9,085	9,085
Provision for asset impairment	6,074	325	15,438	21,837
Strategic alternative costs	—	—	3,289	3,289
Loss on tax indemnification	—	—	1,191	1,191
Expenses from taxable REIT subsidiary	—	—	6,898	6,898
Total expenses	175,033	18,483	39,504	233,020
Income before gain (loss) on sales of real estate, minority interests, extraordinary items and cumulative effect of change in accounting principle	16,147	(1,135)	(28,494)	(13,482)
Gain (loss) on sales of real estate	948	(656)	—	292
Income (loss) before minority interests, extraordinary items and cumulative effect of change in accounting principle	17,095	(1,791)	(28,494)	(13,190)
FFO adjustments(1) (unaudited):				
Real estate depreciation and amortization	30,987	6,032	270	37,289
Straight-line rental revenue	(5,927)	884	—	(5,043)
Straight-line rental revenue from joint venture	(535)	—	—	(535)
Amortization of costs for leases assumed	767	—	—	767
Joint venture adjustments	3,351	—	—	3,351
Adjustments for sales of operating properties	(388)	501	—	113
Adjustment for provision for asset impairment	1,500	—	—	1,500
Net income allocated to preferred shareholders	—	—	(12,150)	(12,150)
Funds from operations, excluding straight-line rental revenue	46,850	5,626	(40,374)	12,102
Straight-line rental revenue	5,927	(884)	—	5,043
Straight-line rental revenue from joint venture	535	—	—	535
Funds from operations, including straight-line rental revenue	$ 53,312	$ 4,742	$(40,374)	$ 17,680

(1) As defined by the National Association of Real Estate Investment Trust ("NAREIT"), in its October 1999 White Paper.

	Year Ended December 31, 2000			
	Office	Industrial	Corporate/ Operating Partnership	Total
Revenue:				
Rental	$119,824	$15,938	$ —	$135,762
Tenant reimbursements	61,375	5,657	—	67,032
Other property revenues	7,893	200	—	8,093
Mortgage note interest	4,864	—	—	4,864
Other	1,103	9	6,401	7,513
Total revenue	195,059	21,804	6,401	223,264
Expenses:				
Property operations	50,248	3,841	—	54,089
Real estate taxes	35,828	4,538	—	40,366
Depreciation and amortization	29,819	6,207	1,423	37,449
Interest	48,606	5,065	2,084	55,755
General and administrative	—	—	10,359	10,359
Provision for asset impairment	—	—	1,000	1,000
Strategic alternative costs	—	—	717	717
Total expenses	164,501	19,651	15,583	199,735
Income before gain (loss) on sales of real estate, minority interests, extraordinary items and cumulative effect of change in accounting principle	30,558	2,153	(9,182)	23,529
Gain (loss) on sales of real estate	473	3,528	(6,058)	(2,057)
Income (loss) before minority interests, extraordinary items and cumulative effect of change in accounting principle	31,031	5,681	(15,240)	21,472
FFO adjustments(1) (unaudited):				
Real estate depreciation and amortization	27,935	5,743	253	33,931
Straight-line rental revenue	(8,501)	(857)	—	(9,358)
Straight-line rental revenue from joint venture	(751)	—	—	(751)
Amortization of costs for leases assumed	833	—	—	833
Joint venture adjustments	3,291	—	—	3,291
Adjustments for sales of operating properties	(473)	(2,922)	—	(3,395)
Net income allocated to preferred shareholders	—	—	(12,147)	(12,147)
Funds from operations, excluding straight-line rental revenue	53,365	7,645	(27,134)	33,876
Straight-line rental revenue	8,501	857	—	9,358
Straight-line rental revenue from joint venture	751	—	—	751
Funds from operations, including straight-line rental revenue	$ 62,617	$ 8,502	$(27,134)	$ 43,985

(1) As defined by the National Association of Real Estate Investment Trust ("NAREIT"), in its October 1999 White Paper.

	Year Ended December 31, 1999			
	Office	Industrial	Corporate/ Operating Partnership	Total
Revenue:				
Rental	$107,333	$19,354	$ —	$126,687
Tenant reimbursements	44,075	6,096	—	50,171
Other property revenues	10,101	1,100	—	11,201
Mortgage note interest	6,926	—	—	6,926
Other	8	(8)	1,569	1,569
Total revenue	168,443	26,542	1,569	196,554
Expenses:				
Property operations	41,243	3,203	—	44,446
Real estate taxes	29,798	4,672	—	34,470
Depreciation and amortization	24,753	6,657	1,848	33,258
Interest	35,916	3,622	3,110	42,648
Loss on land development	—	—	600	600
General and administrative	—	—	7,565	7,565
Total expenses	131,710	18,154	13,123	162,987
Income (loss) before gain on sales of real estate, minority interests and extraordinary items	36,733	8,388	(11,554)	33,567
Gain on sales of real estate	52,167	883	—	53,050
Income (loss) before minority interests and extraordinary items	88,900	9,271	(11,554)	86,617
FFO adjustments(2) (unaudited):				
Real estate depreciation and amortization	24,017	4,683	1,849	30,549
Amortization of costs for leases assumed	899	—	—	899
Straight-line rental revenue adjustment	(2,809)	(454)	—	(3,263)
Straight-line rental revenue from joint venture	(220)	-	—	(220)
Adjustments for sales of operating properties	(52,166)	(540)	—	(52,706)
Joint venture adjustments	875		—	875
Net income allocated to preferred shareholders	—	—	(12,103)	(12,103)
Funds from operations, excluding straight-line rental revenue	59,496	12,960	(21,808)	50,648
Straight-line rental revenue	2,809	454	—	3,263
Straight-line rental revenue from joint venture	220	—	—	220
Funds from operations, including straight-line rental revenue	$ 62,525	$13,414	$(21,808)	$ 54,131

(2) The Company has restated funds from operations for the year ended December 31, 1999, to be in compliance with the NAREIT's revised October 1999 standard for funds from operations, which became effective January 1, 2000. Accordingly, for the year ended December 31, 1999, the Company had excluded the following previously included adjustments: (i) net gain on treasury lock termination of $615, (ii) loss on land development option of $600, and (iii) adjustments associated with the Services Company write-off of $2,783.

The following summarizes the Company's segment assets as of December 31, 2001 and 2000, and expenditures for real estate for the years ended December 31, 2001, 2000 and 1999.

	December 31	
	2001	2000
Segment assets:		
Office	$1,313,195	$1,113,828
Industrial	128,146	135,646
Corporate/operating partnership	81,048	189,619
Total consolidated assets	$1,522,389	$1,439,093

	Year ended December 31		
	2001	2000	1999
Expenditures for real estate:			
Office	$ 21,115	$ 48,129	$500,037
Industrial	7,462	35,491	31,083
Corporate/operating partnership (includes property under development)	122,546	38,717	52,334
Total expenditures for real estate	$151,123	$122,337	$583,454

16. Subsequent Events

Under the terms of the two construction loans relating to Dearborn Center totaling $290,000, the Company is required, among other things, to maintain $20,000 in unrestricted cash balances at the end of each fiscal quarter. At December 31, 2001, the Company did not have sufficient unrestricted cash balances to meet this requirement. During the first quarter of 2002, the Company obtained waivers from the respective lenders. In consideration for the waivers from the lenders, the Company agreed to deposit $2,000 into a cash collateral account over a four-month period, of which $500 was deposited at the time the waiver was obtained, and to pledge, as additional collateral under the loans, the tax increment financing assistance that it will receive from the City of Chicago with respect to Dearborn Center. The waiver covers the quarters ended December 31, 2001 and March 31, 2002. Additionally, the lenders agreed to permanently reduce the $20,000 unrestricted cash balance covenant to $17,500.

Under the terms of three mortgage loans payable totaling $81,105, the Company is required to maintain $20,000 in unrestricted cash balances at the end of each fiscal quarter. At December 31, 2001, the Company did not have sufficient unrestricted cash balances to meet this requirement. During the first quarter of 2002, the Company obtained a waiver from the lender for the fiscal quarter ended December 31, 2001. The Company does not expect to meet this requirement as of March 31, 2002 and is engaged in discussions with the lender to obtain a waiver for the fiscal quarter ended March 31, 2002.

Under the terms of a $20,000 mortgage note payable collateralized by three of the Company's properties, and a $9,000 letter of credit facility with the same lender, the Company is required to limit the amount of distributions that can be paid to its common shareholders/unitholders to a maximum of 90% of funds from operations (as defined) for each calendar year. At December 31, 2001, the Company did not meet this requirement with respect to calendar year 2001. In March 2002, the Company obtained amendments to the mortgage loan and the letter of credit faciltity. Under the amendments, the Company obtained a waiver of the distribution covenant for calendar year 2001, and agreed, among other things, to increase a $3,500 guaranty related to a $12,500 mezzanine facility on its 33 West Monroe property with the same lender to a full guaranty of such mezzanine loan.

On January 2, 2002, the Company purchased $23,250 of tax-exempt industrial development revenue bonds and obtained replacement letters of credit having a maturity date of January 2, 2007, enhancing the remaining bonds of $24,900. The replacement letters of credit totaling $25,241 are collateralized by mortgages on the related industrial facilities and have an annual fee (paid annually) of 2.35% of the letters of credit face amounts which will be included in interest expense. The agreement with the financial institution providing the letters of credit includes a future lease value clawback provision which compares the lenders credit risk with the underlying value of the related industrial facilities. The Company is required to deposit $2,526 into a cash collateral escrow by March 31, 2002 under this provision. Any future changes in property values will result in additional deposits or releases of funds from the cash collateral escrow on a quarterly basis. In addition, the Company has guaranteed all obligations under this replacement letter of credit facility. In order to secure the obligations under the guarantee, the Company pledged the bonds purchased of $23,250 as well as certain property assets.

On January 8, 2002, the Company received from its joint venture partner in the Pine Meadows Corporate Center development in Libertyville, Illinois, written notice, in accordance with the terms of the joint venture agreement, of the joint venture partners' intent not to fund its capital contribution necessary to develop a second building.

On January 9, 2002 the Company extended the maturity date of the $30,000 mortgage note payable secured by 100% of its ownership interest in IBM Plaza, Chicago, Illinois, until February 23, 2003 for a fee of $188. The principal balance as of December 31, 2001 was $29,400.

On January 15, 2002, the Company extended the $8,000 mortgage note payable collateralized by the land the Company owns in Aurora, Illinois until February 15, 2002 for a fee of $80. On February 5, 2002, the Company repaid $2,200 reducing the loan balance to $5,800. On February 15 2002, the Company extended the loan until March 1, 2002 for a nominal fee plus expenses of the lender. On February 28, 2002, the Company repaid $2,800 reducing the loan balance to $3,000. On March 1, 2002, the Company extended the loan until March 31, 2002 for a fee of $30 plus expenses of the lender and agreed that the interest rate would increase by 2% on each of March 16, 2002, March 23, 2002 and March 30, 2002, if the loan has not been repaid. Both principal reductions made in 2002 were generated from proceeds from the sale of vacant land in Aurora, Illinois.

On January 16, 2002, the Company assigned its interest in a joint venture to its joint venture partner for $22,937 and used a portion of the proceeds to repay the $16,500 it borrowed from the joint venture partner in 2001. The Company also received an option until June 28, 2002 to repurchase its interest in the joint venture for $22,937 plus a 10% compounded return. As a result of assessing the effect of the impending assignment of the Company's interest in the joint venture, the Company recorded a $15,088 provision for asset impairment during 2001.

On January 31, 2002, the Company paid distributions of $0.375 per Series A Preferred share and $0.5625 per Series B Preferred share to shareholders of record on January 18, 2002.

On February 5, 2002, the Company sold 19.7 acres of vacant land in Aurora, Illinois for $3,424. A portion of the proceeds from the sale have been deposited into a tax-deferred exchange trust. The Services Company agreed to act as the developer in connection with the construction of a 350,000 square foot build to suit industrial building on this property. In connection with this sale, the Services Company agreed to acquire a 222,840 square foot industrial building located in Aurora, Illinois for $10,350. The Services Company has contracted with a third party to acquire this property for a purchase price of $10,350. As part of the sale, the Services Company will master lease vacant space in the building for two years for a total rent of approximately $666.

On February 15, 2002, the Company extended the maturity date from May 9, 2002 to November 9, 2002 for the letters of credit enhancing the industrial revenue bonds for an office property located in Knoxville, Tennessee, for a fee of $35.

On February 22, 2002, the Company amended the securities purchase agreement with the Series A Preferred Shareholder and agreed to pay a deferral payment, as defined, of 3.5% calculated on the outstanding Series A Preferred Shares. This payment accrues from February 8, 2002 to the date of notice of redemption and compounds quarterly beginning March 31, 2002. The deferral payment increases by 0.50% every 90 days up to a maximum rate of 5.25%.

On February 28, 2002, the Company sold 52.5 acres of vacant land in Aurora, Illinois for $6,998. Approximately 33 acres of the 52.5 acres were acquired by the Company on February 28, 2002 for a purchase price of $2,664.

On March 7, 2002, pursuant to a contract entered into as part of the Company's initial public offering, the Operating Partnership acquired 24.9 acres of land from affiliates of Stephen J. Nardi, a Company Trustee, for a total purchase price of $3,254 paid in 344,331 limited partner common units.

PRIME GROUP REALTY TRUST

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2001

	Encumbrances(1)	Initial Cost		Cost Capitalized Subsequent to Acquisition					Accumulated Depreciation at	Date of Acquisition(A) Contribution(c)
	December 31, 2001	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Building and Improvements	Total	December 31, 2001(2)	Placed in Service(P)
	(dollars in thousands)									
Office										
620 Market St.	$ 9,000	$ —	$ 7,090	$ 405	$ (590)	$ 405	$ 6,500	$ 6,905	$ 1,364	Nov. 1997 (C)
1990 Algonquin Road	5,841	1,550	6,375	—	852	1,550	7,227	8,777	1,007	Nov. 1997 (A)
2010 Algonquin Road	1,460	508	2,044	—	141	508	2,185	2,693	253	Nov. 1997 (A)
1699 Woodfield Road	8,359	1,962	7,853	16	575	1,978	8,428	10,406	952	Nov. 1997 (A)
2205-2255 Enterprise Drive	7,501	2,304	9,259	(62)	223	2,242	9,482	11,724	1,022	Nov. 1997 (A)
280 Shuman Blvd(3)	—	1,261	5,056	—	243	1,261	5,299	6,560	675	Nov. 1997 (A)
1701 Golf Road	70,627	21,780	87,324	136	15,745	21,916	103,069	124,985	11,679	Dec. 1997 (A)
4343 Commerce Court(4)	—	5,370	21,394	192	5,487	5,562	26,881	32,443	3,945	Nov. 1997 (A)
1600-1700 167th St.	2,739	1,073	4,291	70	917	1,143	5,208	6,351	743	Nov. 1997 (A)
1301 E. Tower Road(4)	—	1,005	4,020	60	1,824	1,065	5,844	6,909	476	Nov. 1997 (A)
3800 North Wilke Road	18,963	5,994	23,977	23	1,183	6,017	25,160	31,177	2,657	Feb. 1998 (A)
208 South LaSalle Street(5)	44,247	12,310	49,042	20	6,687	12,330	55,729	68,059	6,691	Mar. 1998 (A)
2100 Swift Drive	4,958	1,391	4,862	—	3,472	1,391	8,334	9,725	745	Apr. 1998 (A)
6400 Shafer Court	13,664	4,385	17,843	—	748	4,385	18,591	22,976	1,862	May 1998 (A)
1700 East Golf Road	19,668	7,258	28,628	—	4,275	7,258	32,903	40,161	3,547	June 1998 (A)
2000 York Road	11,513	3,234	12,998	—	1,820	3,234	14,818	18,052	1,640	June 1998 (A)
33 West Monroe Street	67,000	5,619	95,850	1	1,042	5,620	96,892	102,512	7,168	Jan. 1999 (A)
National City Center(5)	66,396	14,812	90,300	(6)	3,504	14,806	93,804	108,610	6,900	Feb. 1999 (A)
800-810 Jorie Blvd(5)	22,649	6,016	24,089	(397)	403	5,619	24,492	30,111	1,482	Aug. 1999 (A)
IBM Plaza	153,200	39,726	208,898	(61)	3,987	39,665	212,885	252,550	11,543	Dec. 1999 (A)
Brush Hill Office Court	8,104	2,617	10,469	—	247	2,617	10,716	13,333	583	Dec. 1999 (A)
Pine Meadows Center Bldg A,B &D	20,136	2,155	21,505	144	272	2,299	21,777	24,076	2,949	Dec. 1999 (P)
Enterprise Center II	5,966	1,822	7,337	(38)	39	1,784	7,376	9,160	368	Jan. 2000 (A)
7100 Madison Avenue	3,868	1,360	4,000	—	12	1,360	4,012	5,372	167	Apr. 2000 (A)
Pine Meadows Center Bldg C	1,806	376	1,232	—	486	376	1,718	2,094	209	May 2000 (P)
180 N. LaSalle Street	60,000	29,933	73,276	(74)	18,459	29,859	91,735	121,594	4,623	Aug. 2000 (A)
Total Office	627,665	175,821	829,012	429	72,053	176,250	901,065	1,077,315	75,250	
Industrial										
East Chicago Enterprise Center(3)	—	27	533	1	10	28	543	571	181	Nov. 1997 (C)
EC I(3)	2,900	595	—	62	—	657	—	657	134	Nov. 1997 (C)
EC II(3)	5,000	18	2,360	4	2,624	22	4,984	5,006	1,457	Nov. 1997 (C)
EC III(3)	4,500	20	7,038	6	557	26	7,595	7,621	1,908	Nov. 1997 (C)
EC IV(3)	2,600	11	1,217	2	539	13	1,756	1,769	490	Nov. 1997 (C)

PRIME GROUP REALTY TRUST

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2001

	Encumbrances(1)	Initial Cost		Cost Capitalized Subsequent to Acquisition					Accumulated Depreciation at	Date of Acquisition(A) Contribution(c)
	December 31, 2001	Land	Buildings And Improvements	Land	Buildings and Improvements	Land	Building and Improvements	Total	December 31, 2001(2)	Placed in Service(P)
					(dollars in thousands)					
Industrial (Continued)										
Hammond Enterprise Center(3)	$ —	$ 26	$ 614	$—	$ 96	$ 26	$ 710	$ 736	$ 270	Nov. 1997 (C)
EC V(3)	5,000	81	2,883	—	263	81	3,146	3,227	1,154	Nov. 1997 (C)
EC VI(3)	4,900	101	2,936	—	1,385	101	4,321	4,422	1,293	Nov. 1997 (C)
Chicago Enterprise Center(3)	—	748	975	27	24	775	999	1,774	495	Nov. 1997 (C)
EC VII(3)	7,200	517	4,968	31	6,917	548	11,885	12,433	1,880	Nov. 1997 (C)
EC VIII(3)	7,000	124	2,493	27	2,409	151	4,902	5,053	2,058	Nov. 1997 (C)
EC IX(3)	4,750	269	1,127	—	230	269	1,357	1,626	311	Nov. 1997 (C)
EC X(3)	4,300	248	2,836	27	451	275	3,287	3,562	1,078	Nov. 1997 (C)
Arlington Heights I(3)	—	617	2,638	—	22	617	2,660	3,277	684	Nov. 1997 (C)
Arlington Heights II(3)	—	456	2,062	—	17	456	2,079	2,535	478	Nov. 1997 (C)
Arlington Heights III(3)	—	452	1,938	—	14	452	1,952	2,404	448	Nov. 1997 (C)
1051 N. Kirk Road(4)	—	911	3,325	—	(1,433)	911	1,892	2,803	293	Nov. 1997 (A)
4211 Madison Street(4)	—	690	2,745	—	10	690	2,755	3,445	287	Nov. 1997 (A)
200 E. Fullerton(4)	—	525	2,100	—	351	525	2,451	2,976	224	Nov. 1997 (A)
350 Randy Road(4)	—	267	1,063	—	83	267	1,146	1,413	123	Nov. 1997 (A)
4300,4248,4250 Madison Street(4)	—	1,147	4,588	—	148	1,147	4,736	5,883	535	Nov. 1997 (A)
370 Carol Lane(4)	—	527	2,107	9	47	536	2,154	2,690	221	Nov. 1997 (A)
388 Carol Lane(4)	—	332	1,329	—	150	332	1,479	1,811	146	Nov. 1997 (A)
342-346 Carol Lane(4)	—	600	2,398	—	72	600	2,470	3,070	260	Nov. 1997 (A)
343 Carol Lane(4)	—	350	1,398	6	66	356	1,464	1,820	159	Nov. 1997 (A)
11039 Gage Avenue(4)	—	191	767	—	34	191	801	992	81	Nov. 1997 (A)
11045 Gage Avenue(4)	—	1,274	5,092	—	274	1,274	5,366	6,640	553	Nov. 1997 (A)
1401 S. Jefferson(4)	—	171	685	—	22	171	707	878	85	Nov. 1997 (A)
4160-4190 W Madison Street(4)	—	931	3,708	133	197	1,064	3,905	4,969	396	Nov. 1997 (A)
550 Kehoe Blvd(4)	—	686	2,743	13	71	699	2,814	3,513	289	Nov. 1997 (A)
555 Kirk Road	1,574	520	2,108	—	—	520	2,108	2,628	90	Apr. 2000 (A)
1543 Abbott Drive	847	280	1,148	—	—	280	1,148	1,428	48	Apr. 2000 (A)
1455 Sequoia Drive(6)	5,261	1,474	7,686	—	134	1,474	7,820	9,294	263	Aug. 2000 (P)
200 S. Mitchell	4,210	1,596	4,488	—	9	1,596	4,497	6,093	38	Aug. 2001 (A)
Total Industrial	60,042	16,782	86,096	348	15,793	17,130	101,889	119,019	18,410	
Other Corporate Assets	—	—	476	—	9,706	—	10,182	10,182	3,835	
Total	687,707	192,603	915,584	777	97,552	193,380	1,013,136	1,206,516	97,495	

PRIME GROUP REALTY TRUST

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2001
(DOLLARS IN THOUSANDS)

(1) See Note 3 to the Company's consolidated financial statements for a description of its mortgage notes payable, credit facilities and bonds payable.

(2) Depreciation is calculated on the straight-line method over the estimated useful lives of assets, which are as follows:

Building and improvements	40 years
Tenant improvements	Term of related leases
Furniture and equipment	3-7 years

(3) These properties cross-collateralize the letters-of-credit that support the industrial revenue bonds.

(4) These properties cross-collateralize a $45,390 mortgage note payable.

(5) A pledge of certain ownership interests in the entities which own these properties are collateral for a $20,000 mortgage note payable.

(6) A pledge of 100% of the ownership interest in the entity which owns this property is collateral for a $8,000 mortgage note payable.

The aggregate gross cost of the properties included above, for federal income tax purposes, approximated $912,058 as of December 31, 2001. The Company has $232,938 in property under development at December 31, 2001, for which the basis for federal income tax purposes approximated $175,201 at December 31, 2001. The aggregate gross cost of the Company's investment in unconsolidated real estate joint ventures, for federal income tax purposes was $126,655 at December 31, 2001.

The following table reconciles the Company's historical cost for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31		
	2001	2000	1999
Balance, beginning of period	$1,180,206	$1,151,094	$ 843,031
Additions during period	28,763	190,810	584,561
Property reclassified as held for sale	—	(23,714)	—
Disposals during the period	(953)	(137,984)	(276,498)
Property impairments recorded during period	(1,500)	—	—
Balance, close of period	$1,206,516	$1,180,206	$1,151,094

The following table reconciles the accumulated depreciation for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31		
	2001	2000	1999
Balance at beginning of period	$61,855	$37,977	$ 24,736
Depreciation and amortization for the period	35,665	33,022	28,454
Property reclassified as held for sale	—	(977)	—
Disposals during the period	(25)	(8,167)	(15,213)
Balance, close of period.	$97,495	$61,855	$ 37,977

EXHIBIT 12.1

PRIME GROUP REALTY TRUST AND THE PREDECESSOR

STATEMENTS REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

	Prime Group Realty Trust—Historical					Predecessor—Historical
	Year ended December 31				Period from November 17, 1997 through December 31,	Period from January 1, 1997 through November 16,
	2001	2000	1999	1998	1997	1997
	(Dollars in Thousands)					
Earnings:						
Income (loss) before preferred share distributions and minority interests per the consolidated/ combined financial statements	$(13,482)	$ 23,529	$ 33,567	$30,866	$1,427	$(29,050)
Interest expense	51,851	55,755	42,648	30,901	1,680	34,417
Amortization of debt issuance costs	4,000	3,012	2,424	1,230	140	630
Earnings	$ 42,369	$ 82,296	$ 78,639	$62,997	$3,247	$ 5,997
Fixed Charges:						
Interest expense	$ 51,851	$ 55,755	$ 42,648	$30,901	$1,680	$ 34,417
Capitalization of interest expense	23,874	14,232	7,986	2,498	—	—
Amortization of debt issuance costs	4,000	3,012	2,424	1,230	140	630
Preferred share distributions	12,150	12,147	12,103	7,971	345	—
Total fixed charges	$ 91,875	$ 85,146	$ 65,161	$42,600	$2,165	$ 35,047
Ratio of earnings to combined fixed charges and preferred share distributions	—	—	1.21	1.48	1.50	—
Excess (deficit) of earnings to combined fixed charges and preferred share distributions	$(49,506)	$ (2,850)	$ 13,478	$20,397	$1,082	$(29,050)
Funds from Operations:						
Funds from operations(1)	$ 17,680	$ 43,985	$ 54,131	$47,996	$3,439	$(14,461)
Interest expense	51,851	55,755	42,648	30,901	1,680	34,417
Amortization of debt issuance costs	4,000	3,012	2,424	1,230	140	630
Preferred share distributions	12,150	12,147	12,103	7,971	345	—
Adjusted funds from operations	$ 85,681	$114,899	$111,306	$88,098	$5,604	$ 20,586
Fixed Charges:						
Interest expense	$ 51,851	$ 55,755	$ 42,648	$30,901	$1,680	$ 34,417
Capitalization of interest expense	23,874	14,232	7,986	2,498	—	—
Amortization of debt issuance costs	4,000	3,012	2,424	1,230	140	630
Preferred share distributions	12,150	12,147	12,103	7,971	345	—
Total fixed charges	$ 91,875	$ 85,146	$ 65,161	$42,600	$2,165	$ 35,047
Ratio of funds from operations to combined fixed charges and preferred share distributions	—	1.35	1.71	2.07	2.59	—
Excess (deficit) of funds from operations to combined fixed charges and preferred share distributions	$ (6,194)	$ 29,753	$ 46,145	$45,498	$3,439	$(14,461)

(1) Funds from operations for the years ended December 31, 1999 and 1998, and for the period from November 17, 1997 through December 31, 1997, have been restated in accordance with standards established by the Board of Governors of NAREIT in its 1999 White Paper, which results in the exclusion of certain nonrecurring items and the inclusion of the effects of straight-line rental revenue. Periods prior to November 17, 1997 have not been restated due to the unavailability of certain required information.

EXHIBIT 21.1

PRIME GROUP REALTY TRUST AND THE PREDECESSOR

SUBSIDIARIES OF THE REGISTRANT

DECEMBER 31, 2001

The following represents the Prime Group Realty Trust's (the "Company") and Prime Group Realty, L.P.'s (the "Operating Partnership") operating subsidiaries (the Company and the Operating Partnership have a majority interest or control) and related properties as of December 31, 2001:

Entity	Property
33 N. Dearborn SPC, Inc.(11)	Former member of 33 N. Dearborn, L.L.C.
33 N. Dearborn, L.L.C.(3),(7)	Former owner of 33 N. Dearborn
33 W. Monroe, L.L.C.(3),(7)	33 W. Monroe Street
33 W. Monroe-I, L.L.C.(7)	Member of 33 W. Monroe, L.L.C.
43 Hintz Road, L.L.C.(7)	Former owner of 43-47 Hintz Road
77 West Wacker Drive, L.L.C.(7)	77 West Wacker Drive
77 West Wacker Limited Partnership(1),(3),(8)	IBM Plaza, Brush Hill Office Center
180 Kehoe Blvd., L.L.C.(4),(7)	Former owner of certain property under development
180 N. LaSalle, L.L.C.(3),(7)	Owns mortgage note receivables on 180 N. LaSalle
200 E. Fullerton, L.L.C.(3),(7)	200 E. Fullerton
200 S. Mitchell Court, L.L.C.(7)	200 S. Mitchell Court
280 Shuman Blvd., L.L.C.(7)	280 Shuman Blvd. (Atrium)
330 N. Wabash Avenue, L.L.C.(7)	IBM Plaza
330 N. Wabash Mezzanine, L.L.C.(7)	Member of 330 N. Wabash Avenue, L.L.C.
342 Carol Lane, L.L.C.(3),(7)	342-346 Carol Lane
343 Carol Lane, L.L.C.(3),(7)	343 Carol Lane
350 Randy Road, L.L.C.(3),(7)	350 Randy Road
370 Carol Lane, L.L.C.(3),(7)	370 Carol Lane
371 N. Gary Avenue, L.L.C.(3),(7)	Former owner of 371-385 N. Gary Avenue
388 Carol Lane, L.L.C.(3),(7)	388 Carol Lane
455 Academy Drive, L.L.C.(7)	Former owner of 455 Academy Drive
475 Superior Avenue, L.L.C.(7)	Former owner of 475 Superior Avenue
550 Kehoe Blvd., L.L.C.(3),(7)	550 Kehoe Blvd.
555 Kirk Road, L.L.C.(7)	555 Kirk Road
800 Jorie Blvd., L.L.C.(3),(7)	800-810 Jorie Blvd.
800 Jorie Blvd. Mezzanine, L.L.C.(7)	Member of 800 Jorie Blvd., L.L.C.
1051 N. Kirk Road, L.L.C.(3),(7)	1051 N. Kirk Road
1301 E. Tower Road, L.L.C.(3),(7)	1301 E. Tower Road (Narco Tower)
1401 S. Jefferson, L.L.C.(3),(7)	1401 S. Jefferson
1455 Sequoia Drive, L.L.C.(7)	1455 Sequoia Drive
1543 Abbott Drive, L.L.C.(7)	1543-1547 Abbott Drive
1600 167th Street, L.L.C.(3),(7)	1600-1700 167th Street (Narco River Business Center)
1699 E. Woodfield Road, L.L.C.(3),(7)	1699 E. Woodfield Road (Citibank Office Plaza)
1990 Algonquin Road, L.L.C.(7)	1990 Algonquin Road (Sun Annex)
2000 USG Drive, L.L.C.(7)	Former owner of Libertyville Business Park, 2000 USG Drive
2000 York Road, L.L.C.(3),(7)	2000 York Road (2000 York Brook)
2010 Algonquin Road, L.L.C.(7)	2000-2060 Algonquin Road (Salt Creek Office Center)
2100 Swift Drive, L.L.C.(3),(7)	2100 Swift Drive

Entity	Property
2305 Enterprise Drive, L.L.C.(7)	Owner of 2305 Enterprise Drive
2675 N. Mayfair Road, L.L.C.(7)	Former owner of 2675 N. Mayfair Road (Wauwatosa Building)
4100 Madison Street, L.L.C.(3),(7)	Former owner of 4100 West Madison Street
4160 Madison Street, L.L.C.(3),(7)	4160-4190 West Madison Street
4211 Madison Street, L.L.C.(3),(7)	4211 Madison Street
4300 Madison Street, L.L.C.(3),(7)	4300, 4248, 4250 Madison Street
4343 Commerce Court, L.L.C.(3),(7)	4343 Commerce Court (The Olympian Office Center)
6400 Shafer Court, L.L.C.(3),(7)	6400 Shafer Court
6700 Touhy Avenue, L.L.C.(7)	Former owner of 6700 Touhy Avenue
7100 Madison, L.L.C.(7)	7100 Madison
11039 Gage Avenue, L.L.C.(3),(7)	11039 Gage Avenue
11045 Gage Avenue, L.L.C.(3),(7)	11045 Gage Avenue
Arlington Heights I, L.P.(1),(8)	425 E. Algonquin Road
Arlington Heights II, L.P.(1),(8)	425 E. Algonquin Road
Arlington Heights III, L.P.(1),(8)	425 E. Algonquin Road
BRE/City Center, L.L.C.(7)	National City Center
Brush Hill Office Center, L.L.C.(7)	Brush Hill Office Court
Centre Square II, Ltd.(1)(9)	Former owner of 625 Gay St.
Dearborn Center, L.L.C.(4),(7)	Property under development at the northwest corner of State and Adams
DeKalb Business Park, L.L.C.(4),(7)	Property under development
East Chicago Enterprise Center Limited Partnership(1),(2),(8)	4440 and 4635 Railroad Avenue
Enterprise Center I, L.P.(1),(4),(8)	4407 Railroad Avenue
Enterprise Center II, L.P.(1),(8)	4407 Railroad Avenue (Bldg 2)
Enterprise Center III, L.P.(1),(8)	4407 Railroad Avenue (Bldg 3)
Enterprise Center IV, L.P.(1),(8)	4407 Railroad Avenue (Bldg 4)
Enterprise Center V, L.P.(1),(8)	4531 Columbia Avenue
Enterprise Center VI, L.P.(1),(8)	4527 and 4531 Columbia Avenue
Enterprise Center VII, L.P.(1),(8)	13535-B South Torrence Avenue
Enterprise Center VIII, L.P.(1),(8)	13535-A and D South Torrence Avenue
Enterprise Center IX, L.P.(1),(8)	13535-E, F and G South Torrence Avenue
Enterprise Center X, L.P.(1),(8)	13535-C and H South Torrence Avenue
Enterprise Drive, L.L.C.(7)	2205-2255 Enterprise Drive (Enterprise Office Center)
Hammond Enterprise Center Limited Partnership(1),(2),(8)	4507 and 4527 Columbia Avenue
Kemper/Prime Industrial Partners(1),(2),(4),(10)	13535 South Torrence Avenue
Kimberly East, L.L.C.(4),(7)	Former owner of certain property under development
Kimberly West, L.L.C.(7)	Former owner of Vacant Land in Carol Stream, Illinois
LaSalle-Adams, L.L.C.(3),(7)	208 South LaSalle Street
Libertyville Corporate Office Park, L.L.C.(4),(7)	Pine Meadows Center
Libertyville Corporate Office Park II, L.L.C.(7)	Owner of Vacant Land adjacent to 80 Pine Meadow Corporate Office Park
Libertyville Corporate Office Park III, L.L.C.(7)	1000 Technology Way, Building D
Libertyville Industrial, L.L.C.(7)	Libertyville Business Park
Michigan-Adams, L.L.C.(7)	Former owner of floors 8-20, the penthouse and 68.44% of common elements of 122 S. Michigan

Entity	Property
Monroe-Wacker, L.L.C.(4),(7)	Former owner of Monroe/Wacker Development Property
Monroe-Wacker Office, L.L.C.(7)	Holder of option to acquire interest in FrankMon, L.L.C., owner of Monroe/Wacker Development Parcel
Nashville Office Building I, Ltd.(1)(9)	Former owner of 201 4th Ave. N.
Oak Brook Business Center, L.L.C.(6),(7)	None
Old Kingston Properties, Ltd.(1)(9)	Former owner of 4823 Old Kingston Pike
PGR Finance I, Inc.(11)	Member of Wilke-Ventura, L.L.C.
PGR Finance II, Inc.(11)	Member of LaSalle-Adams, L.L.C.
PGR Finance III, Inc.(11)	Member of Eight of the L.L.C's described above
PGR Finance IV, Inc.(11)	Member of 371 N. Gary Avenue, L.L.C. former owner of 371-385 N. Gary Avenue and Member of 1600 167th Street., L.L.C.
PGR Finance V, Inc.(11)	Member of 1699 E. Woodfield Road, L.L.C.
PGR Finance VII, Inc.(11)	Member of 6400 Shafer Court, L.L.C.
PGR Finance VIII, Inc.(11)	Limited Partner of 77 West Wacker Limited Partnership
PGR Finance IX, Inc.(11)	Member of 2000 York Road, L.L.C.
PGR Finance X, Inc.(11)	Member of Two Century Center, L.L.C.
PGR Finance XI, Inc.(11)	Member of 180 N. LaSalle, L.L.C.
PGR Finance XII, Inc.(11)	Member of 33 W. Monroe, L.L.C.
PGR Finance XIII, Inc.(11)	Member of Six of the L.L.C.'s described above
PGR Finance XIV, Inc.(11)	Member in 1051 N. Kirk Road, L.L.C. of 4343 Commerce Court, L.L.C.
PGR Finance XV, L.L.C.(7)	Member of Brush Hill Office Center, L.L.C.
PGR Finance XVI, Inc.(11)	None
PGR Finance XVII, Inc.(11)	Member of 800 Jorie Blvd., L.L.C.
PGR Finance XXI, L.L.C.(7)	Member of 2305 Enterprise, L.L.C.
PGR Finance VI, Inc.(11)	Member of 2100 Swift Drive, L.L.C.
PGR Finance XX, Inc.(11)	None
PGR Finance XIX, Inc.(11)	None
PGR Finance XVIII, Inc.(11)	None
Phoenix Office, L.L.C.(7)	Investment in Plumcor/Thistle, L.L.C., owner of Thistle Landing in Phoenix, Arizona
Pine Meadow, L.L.C.(4),(7)	Building E in development in Pine Meadows Corporate Office Park
Prime Aurora, L.L.C.(4),(7)	Property under development
Prime/Beitler Development Company, L.L.C.(4),(5),(7)	Sole member of Dearborn Center, L.L.C.
Prime Columbus Industrial, L.L.C.(7)	Former owner of 6 Ohio Properties
Prime Group Management, L.L.C.(7)	Manager of Continental Towers
Prime Rolling Meadows, L.L.C.(4),(7)	Property under development

Entity	Property
Prime Union Station, L.L.C.(7)	Formed for potential redevelopment of Chicago Union Station
Professional Plaza, Ltd.(1),(9)	620 Market Street (Professional Plaza)
Triad Parking Company, Ltd.(1)(9)	Former owner of 398-Unit Parking Facility
Two Century Centre, L.L.C.(3),(7)	1700 East Golf Road (Two Century Centre)
Wilke-Venture, L.L.C.(3),(7)	3800 and 3850 North Wilke Road and 3930 Ventura Drive (Commerce Point)

(1) Represents entities and properties previously owned by the Predecessor and whose operations were included in the Predecessor's combined financial statements.
(2) These entities have divided the ownership of the related properties.
(3) The Company has an indirect ownership interest in these entities through wholly owned subsidiaries (PGR Finance I-XIV and XVI-XVII, Inc. and 33 N. Dearborn SPC, Inc.).
(4) These entities own parcels of land that are currently under development.
(5) The Company owns approximately 90% of the entity and the remaining ownership interest has been reflected as minority interest- other at December 31, 1999.
(6) These subsidiaries currently do not own any property.
(7) Delaware Limited liability Company
(8) Illinois Limited Partnership
(9) Tennessee Limited Partnership
(10) Illinois General Partnership
(11) Delaware Corporation
(12) Illinois Limited Liability Company
(13) Arizona Limited Liability Company
(14) Delaware Limited Partnership

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-70369) of Prime Group Realty Trust and in the Registration Statement (Form S-8 No.333-67940) pertaining to the Prime Group Realty Trust Share Incentive Plan of our report dated March 8, 2002 (except for Note 16, as to which the date is March 27, 2002), with respect to the consolidated financial statements of Prime Group Realty Trust included in the Annual Report (Form 10-K) for the year ended December 31, 2001.

Our audits also included the financial statement schedule of Prime Group Realty Trust listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
March 27, 2002

Senior Management

Stephen J. Nardi
Acting Chairman of the Board
Trustee

Louis G. Conforti
Co-President and Chief Financial Officer

Jeffrey A. Patterson
Co-President and Chief Investment Officer

Steven R. Baron
Executive Vice-President,
Industrial Division

Donald H. Faloon
Executive Vice-President,
Development

Philip A. Hoffer
Executive Vice-President,
Real Estate Operations/Asset Management

James F. Hoffman
Executive Vice President,
General Counsel & Secretary

Faye I. Oomen
Executive Vice-President,
Development & Leasing/Suburban Office

Roy P. Rendino
Senior Vice-President,
Finance & Chief Accounting Officer

Christopher J. Sultz
Senior Vice President,
Industrial Division

Corporate Information

Corporate Office
77 West Wacker Drive, Suite 3900
Chicago, Illinois 60601
312.917.1300 tel
312.917.1310 fax
www.pgrt.com

Transfer Agent Services
LaSalle National Bank
800.246.5761

Independent Public Accountants
Ernst & Young LLP
Chicago, Illinois

Annual Meeting
The annual meeting of the Company is scheduled for Friday, May 31,2002 at 10:00 am at the office of the Company's outside counsel:

Winston & Strawn
35 West Wacker Drive
Suite 3500
Chicago, Illinois 60601

Stock Exchange Listing
New York Stock Exchange
Common Shares Symbol: PGE
Series B Preferred Shares Symbol: PGEpb

PRIME GROUP
REALTY TRUST

77 West Wacker Drive, Suite 3900 • Chicago, Illinois 60601 • 312.917.1300 • www.pgrt.com